   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           --------------------------

                             TRAMMELL CROW COMPANY

             (Exact name of Registrant as specified in its charter)

           DELAWARE                         53121                  75-2721454
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                     2001 ROSS AVENUE, DALLAS, TEXAS 75201
                                 (214) 863-3000

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                GEORGE L. LIPPE
                            CHIEF EXECUTIVE OFFICER
                             TRAMMELL CROW COMPANY
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 863-3000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

           DEREK R. MCCLAIN                            JI HOON HONG
        VINSON & ELKINS L.L.P.                     SHEARMAN & STERLING
           2001 ROSS AVENUE                        599 LEXINGTON AVENUE
      3700 TRAMMELL CROW CENTER                  NEW YORK, NEW YORK 10022
         DALLAS, TEXAS 75201

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
                           --------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
                           --------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

                                                          PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                           AGGREGATE                             AMOUNT OF
         SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)                      REGISTRATION FEE
Common Stock, $.01 par value..................              $86,250,000                             $26,137

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED              , 1997

                                         SHARES
                             TRAMMELL CROW COMPANY
                                  COMMON STOCK
                               -----------------

  ALL OF THE        SHARES OF COMMON STOCK OFFERED HEREBY (THE "OFFERING") ARE
BEING OFFERED BY TRAMMELL CROW COMPANY (THE "COMPANY" OR "TRAMMELL CROW"). PRIOR
 TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK, AND NO ASSURANCE CAN BE GIVEN THAT AN ACTIVE TRADING MARKET FOR THE COMMON STOCK WILL DEVELOP AFTER THE OFFERING. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC
  OFFERING PRICE PER SHARE OF COMMON STOCK WILL BE BETWEEN $    AND $    . SEE
 "UNDERWRITING" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING
                       THE INITIAL PUBLIC OFFERING PRICE.
                            ------------------------

APPLICATION WILL BE MADE TO LIST THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE
                          UNDER THE SYMBOL "       ".
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                               PRICE $    A SHARE
                              -------------------

                                                                   UNDERWRITING
                                                 PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                  PUBLIC          COMMISSIONS(1)        COMPANY(2)
                                            ------------------  ------------------  ------------------
PER SHARE.................................          $                   $                   $
TOTAL(3)..................................          $                   $                   $

------------

    (1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

    (2) BEFORE DEDUCTING EXPENSES OF THE OFFERING PAYABLE BY THE COMPANY, ESTIMATED AT $2,000,000.

    (3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF
              ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC, LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS,
        AND PROCEEDS TO THE COMPANY WILL BE $      , $      AND $      ,
        RESPECTIVELY. SEE "UNDERWRITING."
                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SHEARMAN & STERLING, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT THE
DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT          , 1997 AT THE OFFICES
OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY DEAN WITTER

        BT ALEX. BROWN

                 GOLDMAN, SACHS & CO.

                          ROBERTSON, STEPHENS & COMPANY

           , 1997.

    Inside the front cover of the document, located in the upper left hand corner, appears the Company's logo. Underneath the logo is a caption that reads TRAMMELL CROW COMPANY. Below that appears the following paragraph.

    [Text]

    Immediately below the paragraph are the logos of the following selected customers of the Company:

    [Logos]

    Opening the cover is a gate-fold of a map of the United States containing symbols representing the Company's office locations.

    To the right of the map of the United States is a map of the world showing the Company's coverage in broad market segments through its relationship with Trammell Crow International.

    Below the maps is a graphic enumerating the five lines of business of the Company.

    Below the five business lines are photographs depicting various aspects of the Company's business.

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

    UNTIL        , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

    For investors outside of the United States: No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                            ------------------------

    In this Prospectus references to "dollar" and "$" are to United States dollars, and the term "United States" or "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Prospectus Summary.............................          4
Risk Factors...................................         13
The Company....................................         20
Use of Proceeds................................         24
Dividend Policy................................         24
Capitalization.................................         25
Dilution.......................................         26
Selected Consolidated Financial Data...........         27
Pro Forma Consolidated Financial Statements....         29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         34

                                                   PAGE
                                                 ---------
Business.......................................         45
Management.....................................         60
Certain Transactions...........................         68
Principal Stockholders.........................         74
Description of Capital Stock...................         75
Shares Eligible for Future Sale................         80
Certain U.S. Federal Tax Considerations for
  Non-U.S. Holders of Common Stock.............         81
Underwriting...................................         84
Legal Matters..................................         87
Experts........................................         87
Additional Information.........................         87
Index to Financial Statements..................        F-1

                            ------------------------

    The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN THIS PROSPECTUS UNDER THE CAPTIONS "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." PROSPECTIVE INVESTORS IN THE COMMON STOCK SHOULD CAREFULLY CONSIDER THE SPECIFIC MATTERS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 13 AS WELL AS THE OTHER INFORMATION AND DATA CONTAINED IN THIS PROSPECTUS. THE COMPANY IS A DELAWARE CORPORATION THAT WAS FORMED IN AUGUST 1997 TO BECOME THE SUCCESSOR TO TRAMMELL CROW COMPANY, A TEXAS CLOSE CORPORATION (THE "PREDECESSOR COMPANY"). PRIOR TO THE SALE OF THE SHARES OF COMMON STOCK IN THE OFFERING, A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY WILL BE MERGED WITH AND INTO THE PREDECESSOR COMPANY (THE "REINCORPORATION MERGER"), WITH THE PREDECESSOR COMPANY SURVIVING THE MERGER AS A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO THE "COMPANY" OR "TRAMMELL CROW" IN THIS PROSPECTUS ARE TO THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES AS THEY WILL BE CONSTITUTED IMMEDIATELY FOLLOWING THE REINCORPORATION MERGER AND CERTAIN OTHER TRANSACTIONS EFFECTED SIMULTANEOUSLY WITH THE REINCORPORATION MERGER (COLLECTIVELY, THE "REINCORPORATION TRANSACTIONS"). SEE "THE COMPANY--REINCORPORATION TRANSACTIONS." ALL REFERENCES TO "EBITDA" IN THIS PROSPECTUS ARE TO EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION, ROYALTY AND CONSULTING FEES AND PROFIT SHARING. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES (I) THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS IS NOT EXERCISED AND (II) AN INITIAL PUBLIC OFFERING PRICE OF
$      PER SHARE (WHICH REPRESENTS THE MIDPOINT OF THE RANGE ON THE COVER PAGE
OF THIS PROSPECTUS).

                                  THE COMPANY

COMPANY OVERVIEW

    Trammell Crow Company is one of the largest diversified commercial real estate services companies in the United States. Through the Company's 140 offices in the United States and Canada and its relationship with Trammell Crow International, which has nine offices in Europe, Asia and South America, the Company is organized to deliver a comprehensive range of service offerings, on a worldwide basis, to clients which include leading multinational corporations, institutional investors and other users of real estate services. The Company has established itself as a market leader in each of its primary businesses. The Company is the largest commercial property manager in the United States and has held that position for the past eight years. In 1995 the Company was one of the top five brokerage firms in the United States, measured in terms of the number of transactions facilitated, and was the largest provider of facilities management services (the Company's primary infrastructure management product), measured in terms of square feet of property managed. In 1995 the Company was also the fourth largest commercial property developer in the United States, measured in terms of square feet under construction. Retail services, the Company's newest business, is poised for growth following the acquisition of a leading services provider. The Company, which is headquartered in Dallas, Texas, was founded in 1948 by Mr. Trammell Crow. From its founding through the 1980's, the Company's primary business was the development and management of industrial, office and retail projects. In 1991 the Company was reconstituted as a real estate services company. For the year ending December 31, 1996, the Company's total revenues were $255.5 million, and its earnings before interest, taxes, depreciation and amortization, royalty and consulting fees and profit sharing were $48.9 million. These results represented increases of 12.4% and 52.7%, respectively, over the prior year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    As a means of addressing the comprehensive real estate service requirements of its diverse group of clients, the Company is organized into five principal lines of business. The Company's property management services business provides services relating to all aspects of building operations, tenant relations and oversight of building improvement processes, primarily for building owners who do not occupy the properties managed by the Company. The brokerage services business advises buyers, sellers, landlords and tenants in connection with the sale and leasing of office, industrial and retail space and land. Infrastructure management entails providing comprehensive day-to-day occupancy related services, principally to large corporations which occupy commercial facilities in multiple locations. Specific infrastructure management services include administration, day-to-day maintenance and repair of client occupied facilities and strategic functions such as space planning, relocation coordination, facilities management and portfolio management. The development and construction services provided by the Company include financial planning, site acquisition, procurement of approvals and permits, design and engineering coordination, construction bidding and management and tenant finish coordination, project close-out and user move coordination, general contracting and project finance advisory services. The Company's retail services business provides tenant representation, disposition, development and financial services to national and global retail customers.

    On August 22, 1997, the Company acquired the business of Doppelt & Company ("Doppelt"), a Cleveland, Ohio-based company that has specialized in both new store roll out strategies and problem real estate disposition services. The Company considers Doppelt to be one of the premier retail tenant representation and disposition firms in the country. The Company believes that this acquisition significantly increases the scale and improves the quality of the Company's existing retail services business, and will provide the basis for future growth of this important new business. See "The Company--Recent Developments."

COMPETITIVE ADVANTAGES

    The Company believes that it holds several important competitive advantages in the real estate services industry.

    COMPREHENSIVE SERVICE OFFERINGS. The Company offers a comprehensive menu of services designed to provide its clients with single-point solutions to all of their commercial real estate services needs. The Company believes that its broad service offerings give it a critical advantage in an industry where many competitors offer fewer services. By offering a full array of services, the Company is able to maximize the effect it has on its clients' businesses while becoming highly integrated into its clients' operations. Further, the Company's comprehensive service offerings decrease the Company's economic exposure to a downturn in any one of its primary businesses.

    CLIENT FOCUS. The Company is organized to meet all of its clients' real estate services needs. This orientation has commonly allowed the Company to commence client relationships by offering a single service and later expand these relationships through an understanding of the client's business and its highly specific service requirements. For example, since 1994, 72% of the Company's twenty-five largest infrastructure management clients (measured in revenues generated over that period) have expanded the number of services outsourced to the Company. Moreover, the Company has carefully selected the criteria--such as industry, geographic location and property type--which it applies in actively seeking new client engagements in each of its core businesses, thereby concentrating its efforts in areas where it can provide maximum value-added services.

    GEOGRAPHIC SCOPE. The Company's 140 offices in the United States and Canada, together with its relationship with Trammell Crow International, which has nine offices in Europe, Asia and South America, have allowed the Company to develop and maintain extensive knowledge of local real estate markets across the United States and in selected markets around the world. Over 87% of the Company's employees are based in markets other than Dallas, Texas, where the Company's executive offices are located. The broad geographic scope provided by this local office network allows the Company to serve as a single-source, full service provider to multinational corporations and institutional investors with real estate interests that span regional and national boundaries. The broad geographic service area covered by the Company also tends to limit its exposure to an economic downturn in any single market, which provides it with a competitive advantage over regional firms that operate in a more limited number of geographic areas.

    TECHNOLOGY. The Company is developing extensive technology applications to better meet customer needs, principally through enhanced sharing of vital market information and through proprietary applications designed to provide significantly enhanced control over clients' real estate related expenses. For example, the Company is developing an intranet resource library ("CrowsNEST") which uses a database of field resources and related information to aid in managing clients' real estate assets. With this technology, Company personnel will be able to connect to CrowsNEST to access information from each of the Company's 140 offices in the United States and Canada. This information will include lists of property owners, tenants and vendors and financial information for each property managed by the Company. In addition, clients may be allowed to connect to CrowsNEST via modem to access information on industry practices or standards.

    The Company is developing a centralized call center strategy designed to provide responses to customer needs 24 hours a day. This service will leverage human assets and technology to deliver required support and coverage to properties that were previously managed from several distinct service locations. The Company has also developed the architecture for a proprietary total occupancy cost management system using applications that are connected and distributed across the Company's local area and wide area networks. This system is designed to provide centralized and comprehensive cost studies and analyses on building portfolios to customers.

    MANAGEMENT/PERSONNEL. The Company believes that a key component of its success is the experience and quality of its management team and the employees that comprise the network through which the Company serves its clients. The Company's 18 member operating committee has an average of approximately 13 years of experience with the Company. Moreover, the Company has experienced very low turnover among this senior management group. The Company believes this low turnover is linked to its collegial internal culture and a long-standing effort to promote talented individuals from within the organization. The Company also believes that its growth strategy, incentive-based compensation and the high level of ownership by Company insiders provides further motivation to achieve a high level of performance. Immediately following the Offering, the members of
the Company's operating committee will own approximately    % of the outstanding
Common Stock, and the total employee ownership of outstanding Common Stock will
be approximately    %.

BUSINESS

    PROPERTY MANAGEMENT SERVICES

    The Company is the largest commercial property manager in the United States and has held that position for the past eight years (based upon information contained in NATIONAL REAL ESTATE INVESTOR'S annual "Top Property Managers Survey"). The Company's property management service business currently serves approximately 490 clients and 14,000 tenants nationwide through its locally based property management teams present in 70 markets. In 1996, the Company managed 207 million square feet of commercial property, and its property management revenues were $90.2 million, down from $104.1 million in 1992. This decline in revenues over the past five years has been outpaced by the increase in revenues from the Company's other primary businesses. In 1992, revenues from property management constituted 59.8% of the Company's total revenue, but by 1996 they represented just 35.3% of the Company's total revenues.

    BROKERAGE SERVICES

    The Company has historically been an active provider of commercial brokerage services, and in recent years its brokerage business has expanded significantly from an already substantial base. Over the past five years the Company's revenues from brokerage services have increased by over 75%, and in 1996 totalled

$72.1 million, or 28.2% of the Company's total revenues. In 1995, the Company was ranked as one of five top brokerage firms nationally by COMMERCIAL PROPERTY NEWS, measured in terms of the number of transactions facilitated. In 1996, the Company facilitated 7,317 sales and lease transactions. The Company currently employs 250 brokers, having added 104 brokerage professionals with an average of approximately nine years of experience since the beginning of 1995.

    INFRASTRUCTURE MANAGEMENT SERVICES

    The Company is a leading provider of infrastructure management services to major corporations in the United States and Canada. According to COMMERCIAL PROPERTY NEWS, in 1995 the Company was the largest provider of facilities management services (the Company's primary infrastructure management product) in terms of square feet of property managed. The Company has established multi-year relationships with its infrastructure management services clients, often providing dedicated personnel on-site and integrating its accounting and management information systems with those of its clients. The Company's infrastructure management revenues have grown from $7.1 million in 1992 to $50.8 million in 1996, representing 19.9% of the Company's total 1996 revenues. As of June 30, 1997, the Company served 53 infrastructure management clients utilizing 800 employees to service approximately 13,000 properties encompassing over 72 million square feet.

    DEVELOPMENT AND CONSTRUCTION SERVICES

    Since 1991, the Company has focused its efforts in the commercial real estate development business on providing development and construction services to third party build-to-suit customers and investors in office, industrial and retail projects. While the Company has decreased its economic exposure to the cyclical nature of the real estate investment markets by shifting to a service oriented approach, it has retained the capability to implement active and sizeable development programs, primarily on behalf of its clients, but also for its own account. Based upon information contained in the NATIONAL REAL ESTATE INVESTOR'S 1996 Development Survey, in 1995 the Company was the fourth largest commercial property developer in the United States, measured by square feet under construction. In 1996, revenues from the Company's development and construction business were $29.9 million (consisting of $22.7 million in service revenues, $0.6 million in income from investments in unconsolidated subsidiaries and $6.6 million in gain on disposition of real estate), representing 11.7% of the total revenues for the Company. Since 1992, the Company has developed and redeveloped approximately 33.6 million square feet of projects with aggregate project costs of approximately $1.8 billion. In 1996, the Company started approximately 12.4 million square feet of development projects with an estimated aggregate cost of $626 million.

    RETAIL SERVICES

    Retail services is the Company's newest business, and is poised for increased growth following the acquisition of a leading service provider. The Company's retail services business focuses on providing comprehensive real estate services to major retailers and retail real estate owners. In 1996, the Company formed a subsidiary, Trammell Crow Retail Services, Inc. ("TCRS"), to consolidate the focus of the Company's retail services management group and to take better advantage of market growth opportunities. The Company believes that by providing its full array of real estate services through TCRS, it is able to better serve its national retail customers (who demand specialized property and market knowledge) and compete with other service providers whose sole focus is a retail customer base. In furtherance of its goal to be the leading national retail real estate company, in August 1997 the Company acquired the business of Doppelt & Company, which the Company considers to be one of the premier national tenant representation firms in the United States. Doppelt has been in operation since 1981 and has specialized in supplementing or, in some cases, replacing the real estate departments of retail companies by providing tenant representation and lease disposition services to clients such as OfficeMax, Homeplace, TJX and General Nutrition Centers. The Company's revenues from retail services in 1996 were $2.4 million, representing 0.9% of the Company's total revenues for 1996. After giving pro forma effect to the Doppelt Acquisition as of January 1, 1996, the Company's revenues from its retail service business in 1996 would have been $11.4 million.

GROWTH STRATEGY

    After completion of the Offering, the Company intends to pursue growth opportunities by capitalizing upon its existing areas of expertise, its long-standing client relationships and the broad industry trends now affecting the market. Key elements of its growth strategy are as follows:

    EXPAND CLIENT RELATIONSHIPS. Many of the Company's existing clients have substantial real estate and occupancy costs in numerous locations, and therefore represent the most immediate opportunity to increase revenues through cross-selling the services offered by the Company. The Company has made numerous successful efforts to capitalize on this opportunity, including the establishment of a national client initiative which targets potential client engagements based upon a customer profile that considers criteria such as the industry, geographic location and type of property used by the client. Based on a review conducted in late 1995, the Company identified 15 existing customers of significant strategic importance, and has made substantial efforts to expand the base of business generated from these customers. As a result, the Company has increased the square feet under management for these clients by 11.3 million square feet, or 12.9%, to 99.1 million square feet in 1996 from 87.8 million square feet in 1995. Of the 91 discrete assignments secured from these major customers in 1996, seventeen were awarded in cities where the Company previously did not serve the client making the assignment. Through June 30, 1997, these 15 customers have awarded 43 new business assignments to the Company in 1997.

    EXPAND THE BREADTH OF SERVICE OFFERINGS. Since its reconstitution as a real estate services company in 1991, the Company has continuously sought to expand and enhance its breadth of service offerings, principally through internal measures such as the creation of new service businesses. For example, based on its long-standing position as a premier property management company, the Company was well positioned to take advantage of the trend toward outsourcing of real estate services. This led to creation of the Company's infrastructure management business, which provided 19.9% of the Company's total revenues in 1996, up from 4.1% in 1992.

    CO-INVESTMENT. The Company will also focus on expansion of its efforts to make selective co-investments of capital alongside corporate and institutional clients. Through this effort, the Company intends to leverage its relationships with these clients and to use its extensive knowledge of the real estate industry to create new opportunities to invest capital. The Company believes that its knowledge of local real estate markets and its experience in each of its primary service businesses provide it with an advantage in identifying and evaluating investment opportunities. The Company will seek co-investments that generate investment returns while still allowing the Company to earn fees in exchange for services provided in the development, operation and management of the project. After the Offering, the Company will have the additional financial flexibility to pursue a controlled and highly disciplined approach to investment and co-investment.

    ACQUISITIONS AND JOINT VENTURES. In addition to pursuing internal growth, the Company is committed to a strategy of selective acquisitions of complementary businesses. For example, the Company recently acquired the business of Doppelt, which the Company considers to be one of the premier national retail tenant representation firms in the country. Through this acquisition, the Company has elevated itself to a leadership position in both the tenant representation and disposition businesses, and anticipates expanding its presence in these businesses through its recruiting activities at a local level. The Company continuously surveys the marketplace for other potential acquisitions which might further enhance the quality or the breadth of services it can offer clients.

REINCORPORATION TRANSACTIONS

    The Company was formed in August, 1997 to convert the legal form in which the Predecessor Company's business and operations are held from a Texas close corporation to a Delaware corporation. Immediately prior to the closing of the Offering, a wholly-owned subsidiary of the Company will be merged with and into the Predecessor Company, with the Predecessor Company surviving the Reincorporation Merger. Prior to the consummation of the Reincorporation Transactions, the Company will have minimal assets and conduct no operations other than in connection with the Reincorporation Transactions and the Offering. Following the Reincorporation Merger and other transactions effected simultaneously with the Reincorporation Merger, the Company will function as a holding company and its business and operations will be conducted through its wholly-owned operating subsidiaries. The Company is undertaking these transactions to facilitate access to capital markets, provide greater flexibility for acquisitions and create longer-term liquidity for its stockholders. See "The Company--Reincorporation Transactions."

                                  THE OFFERING

    All of the shares of Common Stock offered hereby are being sold by the Company.

Common Stock offered.............  shares

Common Stock to be outstanding
  after the Offering.............  shares (1)

Use of Proceeds..................  To repay certain outstanding indebtedness of the
                                   Company, to fund certain of the Company's co-investment
                                     activities, to finance the Company's investment in
                                     certain information and technology infrastructure
                                     systems and for general corporate purposes, including
                                     potential acquisitions and working capital. See "Use
                                     of Proceeds."
Proposed New York Stock Exchange
  Symbol.........................

------------------------

(1) Excludes an aggregate of: (i)       shares of Common Stock issuable upon
    exercise of options with an exercise price of $   per share granted by the
    Predecessor Company pursuant to its 1997 Stock Option Plan (the "Assumed Option Plan" or the "1997 Option Plan") and assumed by the Company in connection with the Reincorporation Transactions, all of which will vest upon the closing of the Offering and become exercisable 30 days thereafter;
    (ii) shares of Common Stock issuable upon exercise of options to be granted under the Company's 1997 Long-Term Incentive Plan (the "Long-Term Incentive Plan") as of the Offering, all of which will have an exercise price equal to the initial public offering price and will vest in equal increments on each of the first three anniversaries of the date of grant;
    and (iii)       shares of Common Stock reserved for future grants or awards under the Long-Term Incentive Plan. See "Management--Long-Term Incentive Plan" and
    "--Assumed Option Plan."

                                  RISK FACTORS

    Prospective investors should consider the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."

                         SUMMARY FINANCIAL INFORMATION

    The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Consolidated Financial Statements" and the historical financial statements and notes thereto of the Predecessor Company and the Company included elsewhere in this Prospectus.

                                                                                                         SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                              JUNE 30,
                                   ------------------------------------------------------------------  --------------------
                                                                                           1996 PRO
                                                                                           FORMA AS
                                     1992       1993       1994       1995       1996     ADJUSTED(1)    1996       1997
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Property management services.....  $ 104,104  $  90,954  $  99,609  $  92,970  $  90,179   $  90,179   $  44,498  $  43,842
Brokerage services...............     40,540     47,299     48,652     61,960     72,095      72,095      27,925     36,918
Infrastructure management
  services.......................      7,145     16,401     27,063     38,681     50,836      50,836      21,384     29,559
Development and construction
  services.......................     18,468     14,377     12,792     20,382     22,732      22,732      10,066     12,949
Retail services..................     --          1,306      1,966      1,510      2,393      11,385         706        495
Income from unconsolidated
  subsidiaries...................     --            465      3,141        114        594         594         155      1,226
Gain on disposition of real
  estate.........................      2,712     --          4,646      5,026      6,630       6,630       3,130      1,729
Other............................      1,090      3,759      3,039      6,559      9,996       9,937       2,832      3,624
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Total revenues...................    174,059    174,561    200,908    227,202    255,455     264,388     110,696    130,342
Total operating costs and
  expenses.......................    158,081    161,184    178,684    203,175    215,421     218,047      97,228    115,898
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income before profit sharing.....     15,978     12,479     22,224     24,027     40,034      46,341      13,468     14,444
Profit sharing...................     11,086      8,292     16,562     15,893     20,094         692       6,936      7,418
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income before income taxes.......      4,892      4,187      5,662      8,134     19,940      45,649       6,532      7,026
Income taxes.....................      2,513      1,854      2,636      3,793      7,826      17,809       2,564      2,740
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income before extraordinary
  gain...........................      2,379      2,333      3,026      4,341     12,114      27,840       3,968      4,286
Extraordinary gain...............        500        188        782     --         --          --          --         --
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Net income.......................  $   2,879  $   2,521  $   3,808  $   4,341  $  12,114   $  27,840   $   3,968  $   4,286
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Pro forma as adjusted earnings
  per share (2)..................                                                          $
                                                                                          -----------
                                                                                          -----------
OTHER DATA:
EBITDA(3)........................  $  21,112  $  16,969  $  29,687  $  32,033  $  48,915   $  51,491   $  17,071  $  19,403
Cash provided by (used in)
  operating activities...........     (6,342)     7,556     15,907     10,648     25,148      39,817      (5,878)   (12,274)
Cash provided by (used in)
  investing activities...........      2,499     (1,974)    (2,748)      (646)    (5,019)     (5,033)     (1,001)      (396)
Cash provided by (used in)
  financing activities...........     (6,699)    (4,412)        93     (5,457)    (1,779)     (2,054)     (4,357)    (7,160)


                                    1997 PRO
                                    FORMA AS
                                   ADJUSTED(1)
                                   -----------

STATEMENT OF INCOME DATA:
Property management services.....   $  43,842
Brokerage services...............      36,918
Infrastructure management
  services.......................      29,559
Development and construction
  services.......................      12,949
Retail services..................       4,384
Income from unconsolidated
  subsidiaries...................       1,226
Gain on disposition of real
  estate.........................       1,729
Other............................       3,528
                                   -----------
Total revenues...................     134,135
Total operating costs and
  expenses.......................     117,623
                                   -----------
Income before profit sharing.....      16,512
Profit sharing...................          49
                                   -----------
Income before income taxes.......      16,463
Income taxes.....................       6,304
                                   -----------
Income before extraordinary
  gain...........................      10,159
Extraordinary gain...............      --
                                   -----------
Net income.......................   $  10,159
                                   -----------
                                   -----------
Pro forma as adjusted earnings
  per share (2)..................   $
                                   -----------
                                   -----------
OTHER DATA:
EBITDA(3)........................   $  19,887
Cash provided by (used in)
  operating activities...........      18,192
Cash provided by (used in)
  investing activities...........        (405)
Cash provided by (used in)
  financing activities...........      (7,551)

                                                                                                               JUNE 30, 1997
                                                                                                           ----------------------
                                                                        DECEMBER 31,                                   PRO FORMA
                                                    -----------------------------------------------------                 AS
                                                      1992       1993       1994       1995       1996      ACTUAL    ADJUSTED(4)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.........................  $  21,188  $  22,358  $  35,610  $  40,155  $  58,505  $  38,675   $  53,418
Total assets......................................     53,162     55,774     99,867    114,315    194,314    140,502     185,423
Long-term debt....................................     10,851      8,425      9,762      7,065     12,361     13,585       2,694
Notes payable on real estate held for sale........     --         --         22,914     13,182     67,810     32,551      32,551
Deferred compensation.............................     10,450     14,661     21,468     25,883     20,963     28,381      15,256
Total liabilities.................................     40,818     43,767     85,516     95,090    160,018    107,968      85,861
Minority interest.................................        127         27        278      3,932      3,294      5,378       5,378
Stockholders' equity..............................     12,217     11,980     14,074     15,293     31,002     27,156      94,184

------------------------------

(1) As adjusted to give effect to the Doppelt Acquisition, the Reincorporation Transactions and the sale of $75.0 million of Common Stock by the Company in the Offering and the receipt and application of the net proceeds therefrom, as though they had occurred on January 1, 1996. See "Use of Proceeds," "The Company--Reincorporation Transactions" and "--Recent Developments."

(2) Pro forma as adjusted earnings per share is based upon       and
    weighted average shares of Common Stock outstanding at June 30, 1997 and
    December 31, 1996, respectively, which includes       shares of Common Stock
    to be issued in connection with the Reincorporation Transactions, shares of Common Stock to be issued in the Offering and the effect of options issued under the Assumed Option Plan. See "The
    Company--Reincorporation Transactions" and "Underwriting."

(3) EBITDA represents earnings before interest, income taxes, depreciation and amortization, royalty and consulting fees and profit sharing. Management believes that EBITDA can be a meaningful measure of the Company's operating performance, cash generation and ability to service debt. However, EBITDA should not be considered as an alternative either to: (i) net earnings (determined in accordance with generally accepted accounting principles ("GAAP")); (ii) operating cash flow (determined in accordance with GAAP); or
    (iii) liquidity. There can be no assurance that the Company's calculation of EBITDA is comparable to similarly titled items reported by other companies.

(4) As adjusted to give effect to the Doppelt Acquisition, the Reincorporation Transactions and the sale of $75.0 million of Common Stock in the Offering and the receipt and application of the net proceeds therefrom, as though they had occurred on June 30, 1997. See "Use of Proceeds" and "The Company--Reincorporation Transactions" and "--Recent Developments."

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY AND SHOULD CONSIDER, AMONG OTHER THINGS, THE RISKS INHERENT IN AND AFFECTING THE COMPANY'S BUSINESS DESCRIBED BELOW AND THROUGHOUT THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTY. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW AND OTHER FACTORS DISCUSSED ELSEWHERE IN THIS PROSPECTUS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" BELOW.

ECONOMIC CONDITIONS; REAL ESTATE MARKET CONDITIONS

    Periods of economic slowdown or recession, rising interest rates or declining demand for real estate could adversely affect certain portions of the Company's business. Such economic conditions could result in a general decline in rents which in turn would adversely affect revenue from property management fees (which in most cases are calculated as a percentage of the revenue generated by the property under management) and commissions or fees derived from property sales and leases (which are typically based on the sale price or lease revenue commitment, respectively). Such conditions could also lead to a decline in sale prices as well as a decline in availability of and demand for capital invested in commercial real estate and related assets. A decline in the availability of capital for real estate-related investment would reduce development activity, thereby potentially reducing the Company's development revenues and other revenues that are derived in part from development activity (for example, project leasing and property management revenues).

    The condition of the real estate market tends to be cyclical and related to the condition of the economy as a whole or, at least, to the perceptions of investors and users as to the economic outlook. The sharp downturn in the commercial real estate market in the early 1990s has caused and may continue to cause some property owners to dispose of their properties or to lose them through foreclosures. A change in the ownership of properties, including acquisition of properties by self-managed REITs, may be accompanied by a change in property and investment management firms and could cause the Company to lose property and investment management agreements or make the agreements retained less profitable. See "Business."

DEALINGS WITH AND RELIANCE ON AFFILIATES; POTENTIAL CONFLICTS OF INTEREST

    For the year ended December 31, 1996, the Company's largest customer in terms of revenues was Crow Realty Investors, L.P. d/b/a Crow Investment Trust, which is wholly owned by certain affiliates and descendants of Mr. Trammell Crow. Crow Investment Trust accounted for approximately 8.9% of the Company's revenues for such period. Although the Company believes that its transactions with Crow Investment Trust and related parties are on terms no less favorable to the Company than those that could have been obtained from third parties, there can be no assurance that these parties will continue to transact business with the Company or that their ownership positions with the Company will not influence the terms on which they transact business with the Company in the future. This relationship, coupled with the significant ownership of Common Stock and the conduct of other significant real estate-related activities by Crow Investment Trust and other affiliates and descendants of Mr. Trammell Crow outside the Company, could give rise to conflicts of interest.

    Among other investment or development activities, Crow Investment Trust and its affiliates engage in the business of acquiring and developing office, industrial and retail facilities, whether as single projects or through multiple project investment fund vehicles, and perform asset or portfolio management services for these projects. In some instances these activities are directly competitive with the Company's activities. While, as part of the Reincorporation Transactions, the Company and Crow Family Partnership, L.P., an affiliate of Crow Investment Trust, have agreed to enter into a License Agreement designed to limit the possible confusion that may be caused in the marketplace by the parties conducting business in competition with each other, there can be no assurance that the respective activities of the Company and Crow Investment Trust will not cause a conflict with a major customer of the Company or create confusion in the various real estate or capital markets in which they both do business. See "Business--Trademarks" and "Certain Transactions."

    The Company has implemented a policy requiring any material transaction (or series of related transactions) between the Company and related parties to be approved by a majority of the directors who have no beneficial or economic interest in such related party ("disinterested directors"), upon such directors' determination that the terms of the transaction are no less favorable to the Company than those that could have been obtained from unrelated third parties. The policy defines a material related party transaction (or series of related transactions) as one involving a purchase, sale, lease or exchange of property or assets or the making of any investment with a value to the Company in excess of $1 million or a service agreement (or series of related agreements) with an annual value in any fiscal year in excess of $1 million. There can be no assurance that this policy will be successful in eliminating potential conflicts of interest. See "Certain Transactions."

CONTROL BY EXISTING STOCKHOLDERS; INTERLOCKING RELATIONSHIPS

    Immediately after the Offering, directors, officers and other employees of
the Company and its affiliates will beneficially own approximately    % of the
Common Stock outstanding and, thus, will be able to control the affairs and policies of the Company and be able to approve or disapprove any matters submitted to a vote of the stockholders, including the election of directors. Such concentration of ownership could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock" and "Principal Stockholders."

RISKS ASSOCIATED WITH RAPID GROWTH

    The Company intends to continue to pursue an aggressive growth strategy by increasing revenues from existing clients, expanding the breadth of its service offerings, seeking selective co-investment opportunities and pursuing strategic acquisitions. The Company expects that any significant growth will place demands on its managerial, administrative, operational and financial resources. The Company's future success and profitability will depend, in part, on its ability to attract and retain qualified managers and other personnel, successfully implement enhancements to its management and operating systems and secure adequate financing for capital expenditures. There can be no assurance that the Company will be able to so manage any significant expansion of its operations successfully or secure adequate financing on terms favorable to the Company, if at all. See "Business."

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

    On August 22, 1997, the Company completed the Doppelt Acquisition. See "The Company--Recent Developments." As part of its overall strategy, the Company intends to pursue other strategic acquisitions. There can be no assurance that the Company will be able to identify and acquire businesses on terms favorable to the Company. Any such acquisitions would be accompanied by the risks commonly encountered in such transactions, including the diversion of management attention to the assimilation of the operations and personnel of the acquired businesses, potential adverse short-term effects on the Company's operating results, integration of financial and other administrative systems, amortization of any acquired intangible assets, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new personnel and new customers with potential conflicts. A substantial portion of the Company's capital resources could be used for such acquisitions. Moreover, the Company may require additional debt or equity financing for such acquisitions, which may not be available on terms favorable to the Company, if at all. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or that carrying out such acquisitions will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business."

RISKS ASSOCIATED WITH REAL ESTATE INVESTMENT AND CO-INVESTMENT ACTIVITIES

    The Company intends to use the increased financial flexibility created by the Offering to expand its real estate investment and co-investment activities. The Company's increased participation as a principal in real estate investments could increase fluctuations in the Company's net earnings and cash flow. The Company's investments and co-investments also inherently involve the risk of loss of the Company's investment. Moreover, in certain of these investments, the Company will not have complete discretion to control the timing of the disposition of such investments and, as a result, the recognition of any related gain or loss. In the ordinary course of the Company's development and construction business, the Company also assumes recourse obligations for construction financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

    The Company competes in several market segments within the commercial real estate industry, each of which is highly competitive on a national and a local level. Depending on the market segment, the Company faces competition from other real estate services providers, consulting firms and in-house corporate real estate and infrastructure management departments. Some of the Company's principal competitors in certain of these market segments have capabilities and financial resources equal to or greater than those of the Company and a broader global presence. Many of the Company's competitors are local or regional firms which are smaller than the Company on an overall basis, but may be substantially larger than the Company on a local or regional basis. The Company has faced increased competition in recent years which has, in some cases, resulted in lower service fees, or compensation arrangements more closely aligned with the Company's performances in rendering services to its clients. In recent years, there has also been a significant increase in the number of REITs which self-manage their real estate assets. Continuation of this trend could decrease the demand for services offered by the Company, and thereby increase competition. In general, the Company expects the industry to become increasingly competitive in the future. There can be no assurance that such competition will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Competitive Environment."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    Upon completion of the Offering, the Company will have       shares of
Common Stock outstanding (      if the Underwriters exercise in full the
over-allotment option). The       shares sold in the Offering (      if the
Underwriters exercise in full the over-allotment option) will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), except for shares held by "affiliates" of the
Company. The       shares to be held by the stockholders of the Company upon
consummation of the Reincorporation Transactions will be deemed to be "restricted securities," as that term is defined in Rule 144 under the Securities Act ("Rule 144"), in that such shares were issued in private transactions not involving a public offering. None of such shares will be eligible for sale under Rule 144 prior to the first anniversary of the closing of the Reincorporation Transactions. The Company intends to file a registration
statement on Form S-8 with respect to the       shares which will underlie
options granted under the Assumed Option Plan, all of which will become
exercisable 30 days following the closing of the Offering, and       shares
reserved for issuance under the Long-Term Incentive Plan, including       shares
of Common Stock underlying options which the Company expects to award to certain employees and directors as of the closing of the Offering and which will vest in equal increments on each of the first three anniversaries of the date of grant. Shares so registered could be sold in the public market by such holders at any time on or after the date such registration statement becomes effective.

    The Company, each of the Company's stockholders immediately following the consummation of the Reincorporation Transactions and the holders of options issued pursuant to the Assumed Option Plan will enter into lock-up agreements with the Underwriters not to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior consent of Morgan Stanley & Co. Incorporated (the "Lock-up Agreements"). Certain stockholders of the Company will be entitled to request the Company to file, beginning one year after the date of this Prospectus, one or more registration statements under the Securities Act with respect to the resale by such stockholders of all shares of Common Stock owned at that time by such stockholders. Shares so registered could be sold in the public market by such stockholders at any time on or after the date such registration statement is declared effective. See "Description of Capital Stock--Registration Rights of Certain Holders."

    No prediction can be made as to the effect, if any, that future sale of such shares, or the availability of such shares for future sale, will have on the market price for the Common Stock. See "Shares Eligible for Future Sale."

RECRUITING AND RETENTION OF QUALIFIED PERSONNEL

    The Company's continued success is dependent to a significant degree upon the efforts of its current executive officers and other key employees. The loss or unavailability of the services of any of its key personnel could have a material adverse effect on the Company. As the Company continues to grow, its success will be largely dependent upon its ability to attract and retain qualified personnel in all areas of its business, particularly management. There can be no assurance that the Company will be able to continue to hire and retain a sufficient number of qualified personnel to support its planned growth. If the Company is unable to attract and retain such qualified personnel, it may be forced to limit its growth, and its business and operating results could be adversely affected. See "Management."

RELIANCE ON MAJOR CLIENTS AND CONTRACT RETENTION

    A significant portion of the Company's revenues are derived from relatively few clients. The Company's ten largest clients accounted for approximately 25.3% of the Company's total revenues during 1996, with the five largest clients accounting for 8.9%, 3.7%, 2.6%, 2.1% and 1.8%, respectively. The loss of one or more of the Company's major clients could have a material adverse effect on the Company.

    The Company is substantially dependent on revenue received for services performed under property management and infrastructure management contracts. For the year ended December 31, 1996, revenue from property management and infrastructure management contracts constituted approximately 35.3% and 19.9%, respectively, of the Company's total revenue. Most of the Company's property management contracts are cancelable for any reason upon 30 days notice by either party. The Company's infrastructure management service contracts are typically for initial terms of three to five years with options to renew. Accordingly, contracts representing a significant percentage of revenues may be scheduled to expire in any one year. While the Company has been successful in renewing a significant portion of its contracts, there can be no assurance that the Company will continue to be successful. Moreover, increased competition could cause the Company's contracts to be renewed on less favorable terms. Failure of the Company to continue to retain and renew its contracts on favorable terms could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company has experienced and expects to continue to experience quarterly variations in revenues and net income as a result of many factors, including the timing of transactions, the commencement of new contracts, revenue mix and the timing of additional selling, general and administrative expenses to support new business activities. While the effects of seasonality on the Company's business may be obscured by the addition of new clients or new programs for existing clients, the Company's revenues tend to be lower in the first three quarters of the fiscal year because its clients have demonstrated a tendency to close transactions toward the end of their fiscal years (typically the calendar year), which causes the Company to earn a significant portion of its revenues under transaction-oriented service contracts in the last quarter of the fiscal year. In addition, an increasing percentage of the Company's property management and infrastructure management contracts provide for bonus payments if the Company achieves certain performance targets. Such incentive payments are generally earned in the fourth quarter. The Company plans its capital and operating expenditures based on its expectations of future revenues and, if revenues are below expectations in any given quarter, the Company may be unable to adjust capital or operating expenditures in a timely manner to compensate for any unexpected revenue shortfall, which could have an immediate material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations and Seasonality."

ENVIRONMENTAL LIABILITY

    Under various federal, state, local and foreign environmental laws, ordinances and regulations ("Environmental Laws"), a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances, on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. The presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The operation and removal of certain underground storage tanks also are regulated by federal and state laws. In connection with the ownership and operation of its properties, including properties owned, leased or managed by the Company, the Company could be held liable for the cost of remedial action with respect to such regulated substances and storage tanks and claims related to them. In addition to clean-up actions brought by federal, state and local agencies, the presence of hazardous or toxic substances on a property also could result in personal injury or similar claims by private plaintiffs. There can be no assurance that federal, state and local agencies or private plaintiffs will not bring such actions in the future, or that such actions, if adversely resolved, would not have a material adverse effect on the Company's business and results of operations. See "Business-- Environmental Liability."

ANTI-TAKEOVER CONSIDERATIONS

    STAGGERED BOARD OF DIRECTORS. The Board of Directors is divided into three classes serving staggered terms. The terms of the Company's Board of Directors as constituted immediately following the Offering will expire in 1998, 1999 and 2000. The staggered terms of Directors may limit the ability of holders of Common Stock to change control of the Company even if a change of control were in such stockholders' best interests. This limitation may discourage offers or other bids for the Common Stock at a premium over the market price thereof. See "Description of Capital Stock--Anti-takeover Provisions."

    CERTIFICATE OF INCORPORATION. The anti-takeover effect of certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") may have the effect of delaying, deterring or preventing a takeover of the Company that stockholders purchasing shares in the Offering may consider to be in their best interest. The Company's Certificate of Incorporation requires that stockholders follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors and for certain other business to be conducted at any stockholders' meeting. In addition, the

Certificate of Incorporation authorizes the Board of Directors to issue up to 30,000,000 shares of preferred stock of the Company, par value $0.01 per share ("Preferred Stock"), having such rights, preferences and privileges as designated by the Board of Directors, without stockholder approval. The issuance of such Preferred Stock could inhibit a change of control. See "Description of Capital Stock--Section 203 of the Delaware General Corporation Law."

    DELAWARE ANTI-TAKEOVER STATUTE. Section 203 of the Delaware General Corporation Law (the "DGCL"), which is applicable to the Company, restricts certain business combinations with interested stockholders upon their acquiring 15% or more of the Common Stock. This statute may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if such event would be beneficial to the Company's stockholders. See "Description of Capital Stock--Anti-takeover Provisions." This statute would not prohibit the Company from entering into a business combination with any stockholder who would otherwise have been deemed to become an "Interested Stockholder" as a result of the Reincorporation Transactions.

IMMEDIATE AND SUBSTANTIAL DILUTION

    Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of their Common Stock from the initial public offering price and may incur additional substantial dilution upon the exercise of stock options outstanding immediately after the Offering. See "Dilution."

ABSENCE OF PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    There is currently no public market for the Common Stock. Although the Company has made application to list the Common Stock on the New York Stock Exchange, there can be no assurance that an active public market in the Common Stock will develop or that the initial public offering price thereof will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters based on the factors described under "Underwriting."

GOVERNMENT REGULATION

    The Company and its brokers, salespersons and, in some instances, property managers are regulated by the states in which they do business. These regulations include licensing procedures, prescribed fiduciary responsibilities and anti-fraud provisions. The Company's activities are also subject to various federal and state fair advertising, trade, housing and real estate settlement laws and regulations and are affected by laws and regulations relating to real estate and real estate finance and development. In particular, a number of states and localities have imposed environmental controls and zoning restrictions on the development of real estate. The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that its properties in which it holds an equity interest are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained or incorporated by reference in this Prospectus, including without limitation statements containing the words "believes," "anticipates," "expects" and words of similar import, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth in this Prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such statements or to publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in the Company's expectation with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.

                                  THE COMPANY

BACKGROUND

    The Company was founded in 1948 by Mr. Trammell Crow and consisted of a collection of affiliated partnerships and corporations doing business as "Trammell Crow Company" until 1991. From the Company's founding through the 1970s, the Company's primary business consisted of the development and management of industrial warehouses. In the 1980s, the Company broadened its commercial property asset base by expanding into retail and office projects, while continuing to develop its industrial property business. By 1989, the Company had evolved into the largest commercial real estate developer in the United States, with industrial, office and retail projects that were valued at more than $11 billion.

    Following a severe recession in the United States commercial real estate industry in the late 1980s, the Company determined that a restructuring was necessary to continue the historic growth of its business despite the adverse changes in the industry. This restructuring, completed in 1991, entailed the separation of the Company's commercial real estate asset base and related operations from its real estate services business. The Company, existing as a Texas close corporation with a total capitalization of $18 million following the restructuring, continued to operate the real estate services business while ownership of the commercial real estate asset base was segregated into a number of separate entities distinct from the Company, with independent management and operations. While the Company no longer has an ownership interest in the commercial real estate asset base, the entities owning such assets are collectively one of the Company's largest post-restructuring service customers.

REINCORPORATION TRANSACTIONS

    In connection with the Offering, the Company and TCC Merger Sub, Inc., a wholly owned subsidiary of the Company ("Merger Sub"), will enter into a series of transactions, as described below, to convert the legal form in which the Predecessor Company's business and operations are held from a Texas close corporation to a Delaware corporation.

    Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of August 22, 1997, among the Company, Merger Sub, the Predecessor Company, Crow Family Partnership, L.P. ("Crow Family"), and J. McDonald Williams, immediately prior to the closing of the Offering, Crow Family, which is currently the Company's sole stockholder, will enter into a License Agreement (herein so called) with the Company, pursuant to which Crow Family will transfer to the Company, subject to certain quality standards, the perpetual right (the "Trade Name License") to use the name "Trammell Crow Company," and variations thereof, throughout the world. See "Certain Transactions--Royalty Agreement and License Agreement." In exchange for the grant of the Trade Name License, the Company will issue to Crow Family a number of shares of Common Stock (the "Trade Name Shares") representing 8.26% of the number of shares of Common Stock outstanding after giving effect to the Reincorporation Merger and the issuance of the Trade Name Shares (the "Post-Merger Shares Outstanding").

    Following the grant of the Trade Name License, Merger Sub will be merged (the "Reincorporation Merger") with and into the Predecessor Company. As a result of the Reincorporation Merger (i) the separate existence of Merger Sub will cease, (ii) the Predecessor Company will survive the Reincorporation Merger as a wholly-owned subsidiary of the Company, and (iii) all of the shares of the Predecessor Company's common stock issued and outstanding immediately prior to the effective time of the Reincorporation Merger (the "Effective Time") will be converted into the right to receive, in the aggregate, 91.74% of the Post-Merger Shares Outstanding. Upon completion of the Reincorporation Merger, the Company and certain of its stockholders will enter into a Stockholders' Agreement. See "Description of Capital Stock--Stockholders' Agreement." The Shareholders Agreement previously entered into among the Predecessor Company and each of its shareholders will be terminated.

    At the Effective Time, the Company will assume the Predecessor Company's obligations with respect to all options issued by the Predecessor Company pursuant to the Assumed Option Plan, and the Company will thereafter be
obligated to issue up to an aggregate of         shares of Common Stock at a
price of $    per share upon the exercise of such options. All of such options will vest upon the closing of the Offering and will become exercisable 30 days thereafter. Because of the difference between the exercise price of each assumed option and the initial price to the public in the Offering, the Company expects to recognize a non-cash, non-recurring charge to earnings of approximately $26.4 million in the third quarter of its 1997 fiscal year.

    At the Effective Time, the Royalty Agreement (herein so called) between Crow Family and the Predecessor Company and all consulting arrangements entered into between the Predecessor Company and each of Crow Family and J. McDonald Williams, the Company's Chairman of the Board of Directors, will be terminated. Prior to the termination of the Royalty Agreement and such consulting arrangements, the Predecessor Company intends to make cash payments in an aggregate amount of approximately $1,524,000 to Crow Family in partial satisfaction of accrued royalty and consulting expenses. The Predecessor Company has agreed that, no later than April 15, 1998, it will pay Crow Family all unpaid amounts owed by the Company to Crow Family under the Royalty Agreement and such consulting arrangements as of the date immediately preceding the date of this Prospectus. The Predecessor Company has also agreed that, upon the termination of its consulting arrangements with Mr. Williams, it will pay Mr. Williams approximately $1.6 million (the "Williams Termination Fee") in satisfaction of all of its obligations to Mr. Williams under his consulting arrangements. See "Certain Transactions--Royalty Agreement and License Agreement," "--Consulting Arrangements" and "--Stockholders Agreement."

    Effective as of the date immediately preceding the date of this Prospectus, the Company will no longer grant any profit participation interests under its 1995 Profit Sharing Plan, as amended (the "Profit Sharing Plan"). Prior to the closing of the Offering, the Predecessor Company intends to make cash payments to Profit Sharing Plan participants in an aggregate amount of approximately $10.0 million in reduction of deferred compensation payables. The payment of these deferred compensation amounts would trigger an obligation on the part of certain Profit Sharing Plan participants to repay certain loans receivable owed to the Predecessor Company in an aggregate amount of approximately $1.8 million. The Company currently anticipates that at the closing of the Offering, after giving effect to the payments described above, the Predecessor Company will have accrued deferred compensation balances under the Profit Sharing Plan of approximately $24.5 million. The Company anticipates that it will pay these balances in roughly equal installments on the final date of each of the first eight fiscal quarters which end after the closing of the Offering. Following the Offering, the Predecessor Company will maintain its obligation to pay to certain participants amounts relating to their interests in certain of the Company's projects. See "Management-- 1995 Profit Sharing Plan."

    The Predecessor Company intends to declare and pay dividends to its stockholders in an aggregate amount of approximately $5.2 million prior to the closing of the Offering.

    Immediately following the Effective Time, the Company will issue to Doppelt & Company a number of shares of Common Stock (the "Doppelt Shares") equal to the quotient obtained when $6,000,000 is divided by the price per share at which Common Stock is sold to the public in the Offering, without giving any effect to any underwriters' discounts and commissions. The Doppelt Shares will be issued in payment of the $6,000,000 promissory note issued by the Predecessor Company to Doppelt & Company in connection with the Doppelt Acquisition. See "--Recent Developments."

    The transactions described above are collectively referred to in this Prospectus as the "Reincorporation Transactions." The Company is undertaking these transactions to facilitate access to capital markets, provide greater flexibility for acquisitions and create long-term liquidity for its stockholders. The closing of the Offering is conditioned upon, among other things, the completion of the Reincorporation Transactions. Prior to the consummation of the Reincorporation Transactions, the Company will have minimal assets and conduct no operations other than in connection with the Reincorporation Transactions and the Offering. Following the Reincorporation Merger and the other Reincorporation Transactions, the Company will function as a holding company and its business and operations will continue to be conducted through its wholly-owned subsidiaries. Each of the Company and Merger Sub are Delaware corporations formed in August 1997. See "Description of Capital Stock."

RECENT DEVELOPMENTS

    On August 22, 1997, TCRS acquired substantially all of the assets of Doppelt & Company ("Doppelt") pursuant to an Acquisition Agreement dated August 15, 1997, among the Predecessor Company, TCRS, Doppelt and Jeffrey J. Doppelt, the sole stockholder of Doppelt (the "Acquisition Agreement"). As consideration for these assets, TCRS delivered to Doppelt (i) approximately $20.7 million in cash,
(ii) a subordinated promissory note of the Predecessor Company payable to Doppelt in the principal amount of $6.0 million (described below), and (iii) the right to receive up to $2.0 of additional purchase price if future commissions collected by TCRS from any source exceed $7.0 million, subject to reduction based on the amount of certain of Doppelt's uncollected accounts receivable and certain leases executed by Doppelt as of August 22, 1997, for which a commission is not collected by TCRS prior to August 22, 1999. The Predecessor Company also paid Mr. Doppelt $2.0 million upon the execution of an employment agreement (described below). The Predecessor Company borrowed $22.7 million under its Existing Credit Facility in order to make these cash payments at the closing of the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In connection with the Doppelt Acquisition, TCRS and the Predecessor Company also assumed certain liabilities of Doppelt and Jeffrey J. Doppelt, and have jointly and severally agreed to indemnify Doppelt and Mr. Doppelt for the liabilities they assumed. Doppelt and Mr. Doppelt have jointly and severally agreed to indemnify the Company and TCRS for certain liabilities. The indemnification obligations of Doppelt and Mr. Doppelt are generally limited to an aggregate amount of $4.0 million. With certain exceptions (including claims relating to Doppelt's title to the assets purchased) all claims for indemnification must be asserted against Doppelt and Mr. Doppelt on or before December 31, 1998.

    Pursuant to the Acquisition Agreement, the Predecessor Company delivered to Doppelt a promissory note in the principal amount of $6.0 million, payable on August 22, 1998. The note does not bear interest; however, the Company has agreed to reimburse Doppelt for any tax liability resulting from imputed interest under federal or state tax laws. Payment of the note is subordinated to payment in full of the Company's outstanding indebtedness. No payment of the note will be made by the Company if any default exists with respect to any existing indebtedness, and holders of existing indebtedness will be entitled to any payment or distribution of the Company's assets upon dissolution, liquidation or reorganization before Doppelt is entitled to receive any payment under the note. The Company may prepay the note in cash without penalty. In addition, the Company must prepay the note with Common Stock immediately prior to the closing of the Offering. The number of shares to be so issued in payment of the note is equal to $6.0 million divided by the initial public offering price for the Common Stock. If the Company does not close the Offering by August 22, 1998, the Company must pay the note with shares of common stock of TCRS representing (i) 8.3% of the outstanding TCRS common stock on August 22, 1997, multiplied by (ii) the percentage of the original principal amount of the note outstanding on the date of such payment.

    The Predecessor Company entered into an employment agreement with Jeffrey J. Doppelt (the "Doppelt Employment Agreement"), pursuant to which Mr. Doppelt serves as an officer of the Company with primary responsibility for its retail tenant representation and retail disposition brokerage operations. Mr. Doppelt is also entitled to serve as a member of the board of directors of TCRS. Mr. Doppelt's employment term under this agreement ends on August 22, 2002, and will be automatically renewed for successive one-year terms unless Mr. Doppelt or the Company gives the other written notice of his or its intention not to renew the employment term. Mr. Doppelt's base salary is $300,000 per year. In addition, Mr. Doppelt is entitled to receive an annual bonus equal to up to 50% of his base salary upon the achievement of performance targets to be established by the Chief Executive Officer of TCRS. The Doppelt Employment Agreement further provides for participation in all of the Company's insurance and other benefit plans.

    If the employment term is terminated by the Company without "cause" or by Mr. Doppelt pursuant to a "forced resignation" (as each of these terms is defined in the Doppelt Employment Agreement), the Company will continue to pay Mr. Doppelt's base salary for at least 12 months after termination or for the remainder of the employment term, whichever is less, as long as Mr. Doppelt continues to comply with certain non-competition and confidentiality provisions contained in the Doppelt Employment Agreement. The Company may continue to pay Mr. Doppelt's base salary for a longer period (but not beyond the scheduled expiration date of the employment term) in order to continue to bind him to the non-competition provisions described below.

    Upon the execution of the Doppelt Employment Agreement, the Predecessor Company paid Mr. Doppelt $2.0 million in cash as consideration for Mr. Doppelt's agreement not to engage, directly or indirectly, in the commercial retail real estate brokerage business in the United States, other than on behalf of the Predecessor Company or its subsidiaries or affiliates, until the later of the first anniversary of the date of termination of his employment or the scheduled expiration date of the employment period, or if Mr. Doppelt is terminated without cause or Mr. Doppelt resigns pursuant to a forced resignation, for any subsequent period during which he continues to receive his base salary. In addition, Mr. Doppelt agreed that he would not, directly or indirectly, provide commercial real estate brokerage services to OfficeMax, HomePlace or Tandy Corporation or any of their affiliates before August 22, 2007, other than on behalf of the Predecessor Company or its subsidiaries or affiliates. Mr. Doppelt further agreed not to solicit employees, customers or other business relations of the Predecessor Company or its subsidiaries, or otherwise interfere in any relationships between the Predecessor Company or its subsidiaries and any employees, customers or business relations, during the non-competition period. Mr. Doppelt has agreed that if he voluntarily terminates the Doppelt Employment Agreement (excluding any forced resignation) during the first year of the employment term, he will refund to the Company $2.0 million. If Mr. Doppelt voluntarily terminates the agreement during the remaining four years of the employment term, the refund owed to the Company will decrease by $400,000 each year, provided that the refund will not exceed the then-current fair market value of the Common Stock of the Company or the common stock of TCRS that is held by Doppelt (or certain permitted transferees), and is subject to certain holdback restrictions as described in the Doppelt Stockholders Agreement. See "Description of Capital Stock--Doppelt Stockholders Agreement."

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offering are estimated to be approximately $67.8 million ($78.2 million if the over-allotment option is
exercised in full), assuming an initial public offering price of $    per share
and after deduction of the estimated underwriting discounts and commissions and other offering expenses. The net proceeds will be used (i) to repay all outstanding indebtedness under the Existing Credit Facility, estimated to be approximately $30.0 million, (ii) to repay approximately $7.0 million of other indebtedness of the Company, described below, (iii) to fund certain of the Company's co-investment activities in an amount currently estimated to be approximately $10.0 million, (iv) to fund the Williams Termination Fee of approximately $1.6 million, and (v) to finance the Company's investment in certain information and technology infrastructure systems in an amount currently estimated to be approximately $6.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Certain Transactions," "Business--Development and Construction Services," "The Company--Reincorporation Transactions" and "--Competitive Advantages--Technology." Any remaining proceeds will be used for general corporate purposes, including potential acquisitions and working capital. Pending such use of proceeds, the Company intends to invest the net proceeds in investment grade short-term, interest-bearing securities. Upon completion of the Offering, the Company intends to use its borrowing capacity, cash generated from operations and the remaining net proceeds of the Offering to pursue its growth strategy.

    Approximately $30.0 million of the net proceeds from the Offering will be used to repay indebtedness owed by the Company under its Existing Credit Facility. Such indebtedness was incurred on August 22, 1997, bears interest at a rate of 6.625% per year and has a maturity date of February 22, 1998. Approximately $7.0 million of such indebtedness was incurred in order to refinance certain indebtedness of the Predecessor Company and approximately $22.7 million of such indebtedness was incurred in connection with the Doppelt Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Approximately $7.0 million of the net proceeds from the Offering will be used to reduce certain indebtedness of the Company. Of the $7.0 million indebtedness, approximately $3.1 million is deferred compensation payables owed to former employees of the Company which accrue interest at an annual rate of 8.25% and have no stated maturity. See "Management--1995 Profit Sharing Plan." The remaining indebtedness includes approximately $2.4 million owed under various lines of credit (which accrue interest at annual rates ranging from 8.0% to 8.5% and have stated maturities extending from March 1998 to April 2000), approximately $0.8 million owed to former shareholders (which accrue interest at an annual rate of 6.1% and have stated maturities extending from January 2000 to February 2000) and approximately $0.7 million of indebtedness owed to Mr. Williams (which accrues interest at an annual rate of 10.5% and has a stated maturity of October 1, 2006). See "Certain Transactions--Capitalization Debt."

                                DIVIDEND POLICY

    The Board of Directors intends to retain earnings to finance its growth and for general corporate purposes and, therefore, does not anticipate paying any dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors, including the terms of the Company's indebtedness. The Company expects that provisions to be contained in agreements governing the Company's long-term indebtedness after the Offering will limit the amount of dividends that the Company may pay to its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Since 1994, the Predecessor Company has declared annual cash dividends which were paid during the first six months of each year and were based upon the Predecessor Company's earnings in the prior year. The aggregate amount of dividends paid to the Predecessor Company's shareholders during the years ended December 31, 1994, 1995 and 1996 were $1,672,000, $2,475,000 and $2,890,000, respectively. In April 1997, the Predecessor Company paid dividends based on 1996 earnings in the aggregate amount of approximately $8,200,000. The Predecessor Company intends to declare and pay dividends in an aggregate amount of approximately $5,166,000 prior to the closing of the Offering. See "The Company--Reincorporation Transactions."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at June 30, 1997, as adjusted to give pro forma effect to the Doppelt Acquisition and the Reincorporation Transactions as if such transactions had occurred on June 30, 1997, and as further adjusted to give pro forma effect to the sale of shares of Common Stock by the Company in the Offering at an assumed
initial public offering price of $     per share and the receipt and application
of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the pro forma consolidated financial statements of the Company, the historical financial statements of the Company and the notes thereto and the historical financial statements of the Predecessor Company and the notes thereto contained elsewhere in this Prospectus.

                                                                                       AS OF JUNE 30, 1997
                                                                                   ----------------------------
                                                                                                     COMPANY
                                                                                                   PRO FORMA,
                                                                                    COMPANY PRO        AS
                                                                                     FORMA(1)      ADJUSTED(2)
                                                                                   -------------  -------------
                                                                                   (IN THOUSANDS, EXCEPT SHARE
                                                                                              DATA)
Total debt(3)....................................................................   $    42,610     $   2,694
                                                                                   -------------  -------------
Stockholders' equity:
  Preferred Stock, par value $0.01 per share; 30,000,000 shares authorized; no
    shares issued and outstanding................................................       --             --
  Common Stock, par value $0.01 per share; 100,000,000 shares authorized;
             shares issued and outstanding on a pro forma basis and
    shares issued and outstanding on a pro forma basis, as adjusted..............       --             --
  Additional paid-in capital.....................................................        21,696       121,857
  Retained earnings..............................................................         5,676       (20,735)
  Less: Stockholder loans........................................................        (6,938)       (6,938)
                                                                                   -------------  -------------
    Total stockholders' equity...................................................        20,434        94,184
                                                                                   -------------  -------------
    Total capitalization.........................................................   $    63,044     $  96,878
                                                                                   -------------  -------------
                                                                                   -------------  -------------

------------------------

(1) Giving pro forma effect to the Doppelt Acquisition and the Reincorporation Transactions as if such transactions had occurred on June 30, 1997. See the pro forma financial statements and notes thereto contained elsewhere in this Prospectus.

(2) Giving pro forma effect to the Doppelt Acquisition, the Reincorporation Transactions and the Offering at an assumed initial public offering price of
    $    per share as if such transactions had occurred on June 30, 1997.
    Includes the effect of a $26.4 million non-cash, non-recurring charge to earnings the Company expects to recognize in the third quarter of its 1997 fiscal year because of the difference between the exercise price of the options issued under the Assumed Option Plan and the initial price to the public in the Offering. See the pro forma financial statements and notes thereto contained elsewhere in this Prospectus.

(3) Excludes notes payable on real estate held for sale of $32,551 at June 30, 1997.

                                    DILUTION

    As of June 30, 1997, the net tangible book value of the Company, giving pro forma effect to the Doppelt Acquisition and the Reincorporation Transactions,
was approximately negative $10.2 million, or negative $    per share of Common
Stock. Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to the sale by the
Company of         shares of Common Stock in the Offering and the application of the $67.8 million in estimated net proceeds to be received by the Company therefrom, the pro forma net tangible book value of the Company as of June 30,
1997, would have been $63.6 million, or $    per share of Common Stock. This
represents an immediate increase in net tangible book value of $    per share to
existing stockholders and an immediate dilution in net tangible book value of
$    per share to new investors. The following table illustrates this per share dilution with respect to a new investor's purchase of a share of Common Stock as of June 30, 1997:

Assumed initial public offering price...............................
  Pro forma net tangible book value per share before the Offering...  $
  Increase in pro forma net tangible book value per share
    attributable to purchase by new stockholders in the Offering....
Pro forma net tangible book value per share after the Offering......
                                                                                 ---------
Dilution in net tangible book value per share to new stockholders...             $
                                                                                 ---------
                                                                                 ---------

    The following table summarizes, on a pro forma basis as of June 30, 1997, the number of shares of Common Stock outstanding, the total consideration paid, and the average price per share paid by current stockholders and by new investors who purchase Common Stock pursuant to the Offering, assuming an
initial public offering price of $    per share:

                                                SHARES PURCHASED(1)      TOTAL CONSIDERATION PAID      AVERAGE
                                             -------------------------  ---------------------------   PRICE PER
                                                NUMBER       PERCENT        AMOUNT        PERCENT     SHARE(1)
                                             ------------  -----------  --------------  -----------  -----------
Existing stockholders......................                          %  $   27,372,000        26.7%   $
New stockholders in the Offering...........                                 75,000,000        73.3
                                             ------------       -----   --------------       -----
  Total....................................                     100.0%  $  102,372,000       100.0%
                                             ------------       -----   --------------       -----
                                             ------------       -----   --------------       -----

------------------------

(1) Assumes no exercise of any outstanding stock options or the Underwriters' over-allotment option. In connection with the Reincorporation Transactions, the Company will assume the Predecessor Company's obligations under the Assumed Option Plan, pursuant to which the Company will be obligated to
    issue an aggregate of         shares of Common Stock to certain of the
    Predecessor Company's officers and employees at an exercise price equal to
    $    per share. All of such options will be exercisable beginning 30 days following the closing of the Offering. At the closing of the Offering,
    options to purchase         shares of Common Stock will be granted under the
    Long-Term Incentive Plan at an exercise price equal to the initial public
    offering price. Following the Offering, an additional         shares will be
    reserved for future grants or awards under the Long-Term Incentive Plan. To the extent that any such options are exercised in the future or further awards are made, there will be further dilution to new investors. See "Management--Long-Term Incentive Plan" and "--Assumed Option Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected financial data set forth below have been derived from the pro forma consolidated financial statements of the Company and from the historical consolidated financial statements of the Predecessor Company. The Company was incorporated on August 21, 1997 to succeed to the business of the Predecessor Company, and prior to the Offering will have minimal assets and conduct no operations other than in connection with the Reincorporation Transactions and the Offering. The historical balance sheet of the Company as of August 21, 1997 and the historical consolidated financial statements of the Predecessor Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, whose reports thereon appear elsewhere in this Prospectus. The pro forma data is unaudited but, in the opinion of management, all pro forma adjustments necessary to reflect the effects of the Doppelt Acquisition, the Reincorporation Transactions and the Offering have been made. The selected financial data at June 30, 1997, and for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Predecessor Company and reflect all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and results of operations for these periods.

    The selected financial data should be read in conjunction with "Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements and notes thereto of the Company and the Predecessor Company contained elsewhere in this Prospectus.

                                                                                                                SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                              JUNE 30,
                                          ------------------------------------------------------------------  --------------------
                                                                                                  PRO FORMA
                                                                                                     AS
                                            1992       1993       1994       1995       1996     ADJUSTED(1)    1996       1997
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Property management services............  $ 104,104  $  90,954  $  99,609  $  92,970  $  90,179   $  90,179   $  44,498  $  43,842
Brokerage services......................     40,540     47,299     48,652     61,960     72,095      72,095      27,925     36,918
Infrastructure management services......      7,145     16,401     27,063     38,681     50,836      50,836      21,384     29,559
Development and construction services...     18,468     14,377     12,792     20,382     22,732      22,732      10,066     12,949
Retail services.........................     --          1,306      1,966      1,510      2,393      11,385         706        495
Income from unconsolidated
  subsidiaries..........................     --            465      3,141        114        594         594         155      1,226
Gain on disposition of real estate......      2,712     --          4,646      5,026      6,630       6,630       3,130      1,729
Other...................................      1,090      3,759      3,039      6,559      9,996       9,937       2,832      3,624
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Total revenues..........................    174,059    174,561    200,908    227,202    255,455     264,388     110,696    130,342
Total operating costs and expenses......    158,081    161,184    178,684    203,175    215,421     218,047      97,228    115,898
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income before profit sharing............     15,978     12,479     22,224     24,027     40,034      46,341      13,468     14,444
Profit sharing..........................     11,086      8,292     16,562     15,893     20,094         692       6,936      7,418
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income before income taxes..............      4,892      4,187      5,662      8,134     19,940      45,649       6,532      7,026
Income taxes............................      2,513      1,854      2,636      3,793      7,826      17,809       2,564      2,740
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income before extraordinary gain........      2,379      2,333      3,026      4,341     12,114      27,840       3,968      4,286
Extraordinary gain......................        500        188        782     --         --          --          --         --
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Net income..............................  $   2,879  $   2,521  $   3,808  $   4,341  $  12,114   $  27,840   $   3,968  $   4,286
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Pro forma as adjusted earnings
  per share (2).........................                                                          $
                                                                                                 -----------
                                                                                                 -----------
OTHER DATA:
EBITDA(3)...............................  $  21,112  $  16,969  $  29,687  $  32,033  $  48,915   $  51,491   $  17,071  $  19,403
Cash provided by (used in) operating
  activities............................     (6,342)     7,556     15,907     10,648     25,148      39,817      (5,878)   (12,274)
Cash provided by (used in) investing
  activities............................      2,499     (1,974)    (2,748)      (646)    (5,019)     (5,033)     (1,001)      (396)
Cash provided by (used in) financing
  activities............................     (6,699)    (4,412)        93     (5,457)    (1,779)     (2,054)     (4,357)    (7,160)


                                           PRO FORMA
                                              AS
                                          ADJUSTED(1)
                                          -----------

STATEMENT OF INCOME DATA:
Property management services............   $  43,842
Brokerage services......................      36,918
Infrastructure management services......      29,559
Development and construction services...      12,949
Retail services.........................       4,384
Income from unconsolidated
  subsidiaries..........................       1,226
Gain on disposition of real estate......       1,729
Other...................................       3,528
                                          -----------
Total revenues..........................     134,135
Total operating costs and expenses......     117,623
                                          -----------
Income before profit sharing............      16,512
Profit sharing..........................          49
                                          -----------
Income before income taxes..............      16,463
Income taxes............................       6,304
                                          -----------
Income before extraordinary gain........      10,159
Extraordinary gain......................      --
                                          -----------
Net income..............................   $  10,159
                                          -----------
                                          -----------
Pro forma as adjusted earnings
  per share (2).........................   $
                                          -----------
                                          -----------
OTHER DATA:
EBITDA(3)...............................   $  19,887
Cash provided by (used in) operating
  activities............................      18,192
Cash provided by (used in) investing
  activities............................        (405)
Cash provided by (used in) financing
  activities............................      (7,551)

                                                                                                                 JUNE 30, 1997
                                                                         DECEMBER 31,                       ------------------------
                                                     -----------------------------------------------------             PRO FORMA, AS
                                                       1992       1993       1994       1995       1996      ACTUAL     ADJUSTED(4)
                                                     ---------  ---------  ---------  ---------  ---------  ---------  -------------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $  21,188  $  22,358  $  35,610  $  40,155  $  58,505  $  38,675    $  53,418
Total assets.......................................     53,162     55,774     99,867    114,315    194,314    140,502      185,423
Long-term debt.....................................     10,851      8,425      9,762      7,065     12,361     13,585        2,694
Notes payable on real estate held for sale.........     --         --         22,914     13,182     67,810     32,551       32,551
Deferred compensation..............................     10,450     14,661     21,468     25,883     20,963     28,381       15,256
Total liabilities..................................     40,818     43,767     85,516     95,090    160,018    107,968       85,861
Minority interest..................................        127         27        278      3,932      3,294      5,378        5,378
Stockholders' equity...............................     12,217     11,980     14,074     15,293     31,002     27,156       94,184

------------------------

(1) As adjusted to give effect to the Doppelt Acquisition, the Reincorporation Transactions and the sale of $75.0 million of Common Stock by the Company in the Offering and the receipt and application of the net proceeds therefrom, as though they had occurred on January 1, 1996. See "Use of Proceeds," "The Company-- Reincorporation Transactions" and "--Recent Developments."

(2) Pro forma as adjusted earnings per share is based upon         and
    weighted average shares of Common Stock outstanding at June 30, 1997 and
    December 31, 1996, respectively, which includes         shares of Common
    Stock to be issued in connection with the Reincorporation Transactions, shares of Common Stock to be issued in the Offering and the effect
    of         options issued under the Assumed Option Plan. See "The
    Company--Reincorporation Transactions" and "--Recent Developments."

(3) EBITDA represents earnings before interest, income taxes, depreciation and amortization, royalty and consulting fees and profit sharing. Management believes that EBITDA can be a meaningful measure of the Company's operating performance, cash generation and ability to service debt. However, EBITDA should not be considered as an alternative either to: (i) net earnings (determined in accordance with generally accepted accounting principles ("GAAP"); (ii) operating cash flow (determined in accordance with GAAP); or
    (iii) liquidity. There can be no assurance that the Company's calculation of EBITDA is comparable to similarly titled items reported by other companies.

(4) As adjusted to give effect to the Doppelt Acquisition, the Reincorporation Transactions and the sale of $75.0 million of Common Stock in the Offering and the receipt and application of the net proceeds therefrom, as though they had occurred on June 30, 1997. See "Use of Proceeds" and "The Company--Reincorporation Transactions" and "--Recent Developments."

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma consolidated financial statements are derived from the Predecessor Company's historical financial statements. The unaudited pro forma balance sheet, as adjusted, is presented as if the Doppelt Acquisition, the Reincorporation Transactions and the Offering had occurred on June 30, 1997, and reflects the Predecessor Company at historical values and the Doppelt Acquisition under the purchase method of accounting. The unaudited pro forma statements of income, as adjusted, are presented as if the Doppelt Acquisition, the Reincorporation Transactions and the Offering had occurred on January 1, 1996, and reflect the Predecessor Company at historical values and the Doppelt Acquisition under the purchase method of accounting. See "The Company--Reincorporation Transactions" and "--Recent Developments," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of the Predecessor Company and the notes thereto, the historical balance sheet of the Company and the notes thereto, the historical financial statements of Doppelt and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information, all included elsewhere in this Prospectus.

    The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable under the circumstances. The pro forma consolidated financial statements are not necessarily indications of what the Company's actual income and financial position would have been as of June 30, 1997, and for the year ended December 31, 1996 and the six months ended June 30, 1997, had the Company completed the Doppelt Acquisition, the Reincorporation Transactions and the Offering as of the dates indicated, nor does it purport to represent the future financial position or results of operations of the Company.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                                JUNE 30, 1997
                                              ----------------------------------------------------------------------------------
                                                     HISTORICAL                          COMPANY PRO
                                              ------------------------  ACQUISITION AND     FORMA                    COMPANY PRO
                                              PREDECESSOR               REINCORPORATION    BEFORE       OFFERING      FORMA, AS
                                                COMPANY      DOPPELT      ADJUSTMENTS     OFFERING     ADJUSTMENTS    ADJUSTED
                                              -----------  -----------  ---------------  -----------  -------------  -----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE)
ASSETS
Current assets:
  Cash and cash equivalents.................   $  38,675    $     530      $  30,000(A)   $  24,128     $  67,750(H)  $  53,418
                                                                             (22,658)(B)                  (30,000)(I)
                                                                              (9,748)(C)                   (2,988)(J)
                                                                              (6,975)(D)                   (1,556)(K)
                                                                              (5,166)(E)                   (3,916)(L)
                                                                                (530)(B)
  Accounts receivable, net..................      27,080        2,050                        29,130                      29,130
  Receivables from affiliates...............       1,216          468           (468)(B)      1,216                       1,216
  Notes and other receivables...............       7,697           90         (1,776)(C)      5,985          (137)(J)      5,848
                                                                                 (26)(B)
  Deferred income taxes.....................          96       --                                96                          96
                                              -----------  -----------                   -----------                 -----------
    Total current assets....................      74,764        3,138                        60,555                      89,708
Real estate held for sale...................      36,577       --                            36,577                      36,577
Furniture and equipment, net................       5,861           33                         5,894                       5,894
Deferred income taxes.......................       7,475       --                             7,475                       7,475
Investments in unconsolidated
  subsidiaries..............................       5,936       --                             5,936                       5,936
Other assets................................       9,889       --             29,944(B)      39,833                      39,833
                                              -----------  -----------                   -----------                 -----------
    Total assets............................   $ 140,502    $   3,171                     $ 156,270                   $ 185,423
                                              -----------  -----------                   -----------                 -----------
                                              -----------  -----------                   -----------                 -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................   $   7,134    $     533           (187)(B)  $   7,480                   $   7,480
  Accrued expenses..........................      21,740        1,117           (166)(B)     22,691                      22,691
  Payables to affiliates....................       1,765       --             (1,524)(C)      1,797        (1,556)(K)        241
                                                                               1,556(F)
  Income taxes payable......................       1,673       --                             1,673                       1,673
  Current portion of long-term debt.........       4,170       --               (698)(D)      3,472        (2,389)(L)      1,083
  Other current liabilities.................         445          136                           581                         581
                                              -----------  -----------                   -----------                 -----------
    Total current liabilities...............      36,927        1,786                        37,694                      33,749

Notes payable on real estate held for
  sale......................................      32,551       --                            32,551                      32,551
Long-term debt, less current portion........       9,415       --             30,000(A)      39,138       (30,000)(I)      1,611
                                                                              (6,277)(D)                   (6,000)(M)
                                                                               6,000(B)                    (1,527)(L)
Deferred compensation.......................      28,381       --            (10,000)(C)     18,381        (3,125)(J)     15,256
Other liabilities...........................         694       --              2,000(B)       2,694                       2,694
                                              -----------  -----------                   -----------                 -----------
    Total liabilities.......................     107,968        1,786                       130,458                      85,861
Minority interest...........................       5,378       --                             5,378                       5,378
Stockholders' equity:
  Common Stock..............................      --                8             (8)(B)     --                          --
  Paid-in capital...........................      24,084       --             (2,388)(G)     21,696        67,750(H)    121,857
                                                                                                            6,000(M)
                                                                                                           26,411(N)
Retained earnings...........................      12,398        1,377         (1,377)(B)      5,676       (26,411)(N)    (20,735)
                                                                              (5,166)(E)
                                                                              (1,556)(F)
Less: Stockholder loans.....................      (6,938)                                    (6,938)                     (6,938)
     Treasury stock.........................      (2,388)      --              2,388(G)      --                          --
                                              -----------  -----------                   -----------                 -----------
  Total stockholders' equity................      27,156        1,385                        20,434                      94,184
                                              -----------  -----------                   -----------                 -----------
  Total liabilities and stockholders'
    equity..................................   $ 140,502    $   3,171                     $ 156,270                   $ 185,423
                                              -----------  -----------                   -----------                 -----------
                                              -----------  -----------                   -----------                 -----------

------------------------------

(A) Reflects the borrowing under the Existing Credit Facility on August 22, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "The Company--Recent Developments."

(B) Reflects the Doppelt Acquisition.

(C) Reflects the payment of accrued royalty and consulting expense ($1,524) and deferred compensation payable ($10,000) partially offset by a reduction of loans receivable ($1,776).

(D) Reflects the payment of the outstanding balance of the credit facility with First Tennessee Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(E) Reflects the declaration and payment of dividends.

(F) Reflects the accrual of the payment related to the termination of consulting agreements with affiliates of the Company .

(G) Reflects the retirement of treasury shares in connection with the Reincorporation Transactions.

(H) Reflects the sale of Common Stock in the Offering ($75,000) net of expenses of the Offering ($7,250).

(I) Reflects the repayment of the Existing Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources."

(J) Reflects a payment of the retired Profit Sharing Plan participants' deferred compensation balances ($3,125) partially offset by a reduction of loans receivable ($137).

(K) Reflects termination payment relating to the consulting agreements with affiliates of the Company.

(L) Reflects the assumed repayment of capitalization notes, lines of credit and other notes payable.

(M) Reflects the conversion of a note payable to Mr. Doppelt into Common Stock.

(N) Reflects the non-cash non-recurring charge to income related to the difference between the exercise price of the stock options granted under the Assumed Option Plan and the initial public offering price. This non-cash non-recurring charge is expected to occur during the third quarter of the Company's 1997 fiscal year.

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                                                                        SIX MONTHS ENDED JUNE 30, 1997
                                              ----------------------------------------------------------------------------------
                                                     HISTORICAL
                                              ------------------------  ACQUISITION AND                              COMPANY PRO
                                              PREDECESSOR               REINCORPORATION  COMPANY PRO    OFFERING      FORMA, AS
                                                COMPANY      DOPPELT      ADJUSTMENTS       FORMA      ADJUSTMENTS    ADJUSTED
                                              -----------  -----------  ---------------  -----------  -------------  -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
  Property management services..............   $  43,842    $  --                         $  43,842                   $  43,842
  Brokerage services........................      36,918       --                            36,918                      36,918
  Infrastructure management services........      29,559       --                            29,559                      29,559
  Development and construction services.....      12,949       --                            12,949                      12,949
  Retail services...........................         495        3,889                         4,384                       4,384
                                              -----------  -----------                   -----------                 -----------
                                                 123,763        3,889                       127,652                     127,652
  Income from investments in unconsolidated
    subsidiaries............................       1,226       --                             1,226                       1,226
  Gain on disposition of real estate........       1,729       --                             1,729                       1,729
  Other income..............................       3,624           23      $    (101)(A)      3,528                       3,528
                                                                                 (18)(B)
                                              -----------  -----------                   -----------                 -----------
                                                 130,342        3,912                       134,135                     134,135
COSTS AND EXPENSES:
  Salaries, wages, benefits.................      72,049        3,361         (1,548)(C)     74,062                      74,062
                                                                                 200(D)
  Commissions...............................      15,457       --                            15,457                      15,457
  General and administrative................      19,539          888                        20,427     $     350(I)     20,777
  Rent......................................       3,538           58                         3,596                       3,596
  Depreciation and amortization.............       2,049           13            466(E)       2,528                       2,528
  Interest..................................       1,386       --               (276)(F)      1,014                         847
                                                                                 (96)(G)                     (167)(J)
  Royalty and consulting fees...............       1,524       --             (1,524)(G)     --                          --
  Minority interest.........................         356       --                               356                         356
                                              -----------  -----------                   -----------                 -----------
                                                 115,898        4,320                       117,440                     117,623
                                              -----------  -----------                   -----------                 -----------
  Income before profit sharing..............      14,444         (408)                       16,695                      16,512
  Profit sharing............................       7,418       --             (7,369)(G)         49                          49
                                              -----------  -----------                   -----------                 -----------
  Income before income taxes................       7,026         (408)                       16,646                      16,463
  Income taxes..............................       2,740       --              3,635(H)       6,375           (71)(I)      6,304
                                              -----------  -----------                   -----------                 -----------
  Net income................................   $   4,286    $    (408)                    $  10,271                   $  10,159
                                              -----------  -----------                   -----------                 -----------
                                              -----------  -----------                   -----------                 -----------
  Pro forma as adjusted earnings per
    share...................................                                                                          $
                                                                                                                     -----------
                                                                                                                     -----------
  Weighted average common shares
    outstanding.............................
                                                                                                                     -----------
                                                                                                                     -----------

                                                                         YEAR ENDED DECEMBER 31, 1996
                                              ----------------------------------------------------------------------------------
                                                     HISTORICAL
                                              ------------------------  ACQUISITION AND                              COMPANY PRO
                                              PREDECESSOR               REINCORPORATION  COMPANY PRO    OFFERING      FORMA, AS
                                                COMPANY      DOPPELT      ADJUSTMENTS       FORMA      ADJUSTMENTS    ADJUSTED
                                              -----------  -----------  ---------------  -----------  -------------  -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
  Property management services..............   $  90,179    $  --                         $  90,179                   $  90,179
  Brokerage services........................      72,095       --                            72,095                      72,095
  Infrastructure management services........      50,836       --                            50,836                      50,836
  Development and construction services.....      22,732       --                            22,732                      22,732
  Retail services...........................       2,393        8,992                        11,385                      11,385
                                              -----------  -----------                   -----------                 -----------
                                                 238,235        8,992                       247,227                     247,227
  Income from investments in unconsolidated
    subsidiaries............................         594       --                               594                         594
  Gain on disposition of real estate........       6,630       --                             6,630                       6,630
  Other income..............................       9,996           36      $     (68)(A)      9,937                       9,937
                                                                                 (27)(B)
                                              -----------  -----------                   -----------                 -----------
                                                 255,455        9,028                       264,388                     264,388
COSTS AND EXPENSES:
  Salaries, wages, benefits.................     137,794        6,773         (3,358)(C)    141,609                     141,609
                                                                                 400(D)
  Commissions...............................      27,119       --                            27,119                      27,119
  General and administrative................      33,607        1,738                        35,345     $     700(I)     36,045
  Rent......................................       7,814          104                         7,918                       7,918
  Depreciation and amortization.............       3,196           31            931(E)       4,158                       4,158
  Interest..................................       1,726       --               (232)(F)      1,193           201(J)        992
                                                                                (301)(G)     --
  Royalty and consulting fees...............       3,959       --             (3,959)(G)     --                          --
  Minority interest.........................         206                                        206                         206
                                              -----------  -----------                   -----------                 -----------
                                                 215,421        8,646                       217,548                     218,047
                                              -----------  -----------                   -----------                 -----------
  Income before profit sharing..............      40,034          382                        46,840                      46,341
  Profit sharing............................      20,094       --            (19,402)(G)        692                         692
                                              -----------  -----------                   -----------                 -----------
  Income before income taxes................      19,940          382                        46,148                      45,649
  Income taxes..............................       7,826       --             10,179(H)      18,005          (196)(I)     17,809
                                              -----------  -----------                   -----------                 -----------
  Net income................................   $  12,114    $     382                     $  28,143                   $  27,840
                                              -----------  -----------                   -----------                 -----------
                                              -----------  -----------                   -----------                 -----------
  Pro forma as adjusted earnings per
    share...................................                                                                          $
                                                                                                                     -----------
  Weighted average common shares
    outstanding.............................
                                                                                                                     -----------
                                                                                                                     -----------

------------------------------

(A) Reflects the decrease in interest income resulting from the repayment of loans owed to the Company by certain Profit Sharing Plan participants.

(B) Reflects the decrease in interest income related to the Doppelt stockholder loans which were not included in the acquisition.

(C) Reflects the reduction of historical salaries to the amounts payable under an employment agreement entered into in connection with the Doppelt Acquisition.

(D) Reflects the amortization of the $2.0 million payment to Mr. Doppelt in conjunction with his employment agreement. See "The Company--Recent Events."

(E) Represents the additional amortization of intangible assets resulting from the Doppelt Acquisition.

(F) Reflects the reduction in interest expense related to the First Tennessee credit facility repaid with proceeds from the Existing Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(G) Reflects the termination of the Company's policy of granting profit sharing interests under the Profit Sharing Plan, including the related interest expense on the retired Profit Sharing Plan participants' balances, and the termination of royalty and consulting agreements with affiliates of the Company. The profit sharing expense not eliminated relates to Project Distributions for retired Profit Sharing Plan participants which the Company cannot terminate without such participants' consent. The adjustment assumes that all participants currently employed by the Predecessor Company will waive their rights to Project Distributions. Project Distributions to participants currently employed by the Predecessor Company totaled $1,641 and $4,569 for the six months ended June 30, 1997 and the year ended December 31, 1996. See "The Company--Reincorporation Transactions."

(H) Reflects the increase in taxes due to the pro forma adjustments and the additional income tax expense on the Doppelt earnings as this entity was not previously subject to income taxes.

(I) Reflects the additional costs of being a public company and related tax effect.

(J) Reflects the decrease in interest expense related to the repayment of capitalization notes, lines of credit and other notes payable.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Predecessor Company's Consolidated Financial Statements and the notes thereto, the Summary Financial Data and the other information included elsewhere in this Prospectus.

OVERVIEW

    Trammell Crow Company is one of the largest diversified commercial real estate service firms in the United States. As a means of addressing the comprehensive real estate service requirements of its diverse group of clients, the Company is organized into five principal lines of business. Property management services include serving the clients' needs with respect to all aspects of building operations, tenant relations and oversight of building improvement processes, primarily for building owners who do not occupy the properties managed by the Company. Brokerage services include advising buyers, sellers, landlords and tenants in connection with the sale and leasing of office, industrial and retail space and land. Infrastructure management entails providing comprehensive day-to-day occupancy related services, principally to large corporations which occupy commercial facilities in multiple locations. Specific infrastructure management services include administration, day-to-day maintenance and repair of client occupied facilities and strategic functions such as space planning, relocation coordination, facilities management and portfolio management. The development and construction services provided by the Company include financial planning, site acquisition, procurement of approvals and permits, design and engineering coordination, construction bidding and management and tenant finish coordination, project close-out and user move coordination, general contracting and project finance advisory services. The Company's retail services business provides tenant representation, disposition, development and financial services to national and global retail customers.

    The Company has benefited from the recovery of the real estate market in the early 1990's. The Company's annual revenues increased to $255.5 million in 1996 from $200.9 million in 1994. This revenue growth was achieved during a period when the composition of the Company's revenues shifted significantly as the Company increased the role which brokerage, infrastructure management, development and construction and retail services play in its overall strategy. Rising rental and occupancy rates have largely mitigated the adverse effects that a decrease in square footage under the Company's management might otherwise have had on the Company's property management services revenues, and have had the residual effect of increasing revenues from the Company's other business lines. The steady cash flows produced by the Company's property management services business have allowed the Company to expand its presence in these complementary service businesses to meet the needs of its client base. From 1994 to 1996, revenues from property management services decreased by approximately 9.5%, and as a percentage of the Company's total revenues, they declined from 49.6% to 35.3%. Over this same period, revenues from brokerage, infrastructure management, development and construction (including gain on disposition of real estate and income from unconsolidated subsidiaries) and retail services increased from a combined 49.0% of total revenues to 60.7% of total revenues.

    The Company believes that its strong customer service orientation and its focus on cross-selling all of its services strengthen its relationships with its clients, which results in recurring revenues. The Company believes that its success in establishing strong client relationships is demonstrated by the fact that in 1996, approximately 94% of its revenues from its property management, infrastructure management and development and construction services from those businesses were generated from clients to whom the Company had provided services in the prior year.

    The Company's revenue streams consist primarily of recurring payments made pursuant to service contracts and variable transaction-oriented payments. The Company typically receives base monthly fees from clients for services provided in its property management business. A majority of the fees generated by the Company's infrastructure management business are contractual and recurring in nature. The fees generated in the Company's brokerage and retail service businesses are typically paid in connection with the consummation of a transaction such as the purchase or sale of commercial property or the execution of a lease. The Company typically earns fees for development and construction services which are based upon a negotiated percentage of a project's cost, and the Company may receive incentive bonuses for completing a development project under budget and within certain critical time deadlines. Although the fees generated by the Company's brokerage service and development and construction service businesses are not typically recurring in nature, a majority of the aggregate revenues generated by these businesses in 1996 was earned in the performance of services relating to properties included in the Company's approximately 230 million square feet property management and leasing portfolio. In 1996, the percentage of the Company's total revenues generated by each of its property management, brokerage, infrastructure management, development and construction and retail service businesses was 35.3%, 28.2%, 19.9%, 11.7% and 0.9%, respectively.

    A majority of the Company's revenues that are not generated by its primary businesses are generated by an insurance agency subsidiary and are based upon commissions on insurance written on properties included in the Company's property management and leasing portfolio and on workmen's compensation insurance for the Company's employees. Despite a reduction in square feet under the Company's management over the last five years, these other revenues have increased significantly because of more favorable commission rates with insurance carriers. In 1996, this subsidiary generated revenues of $5.2 million.

    The Company's operating expenses consist of salaries, wages and benefits, commissions, general and administrative expenses, rent, depreciation and amortization expense, interest, royalty and consulting fees and minority interest. Salaries, wages and benefits and commissions, which constitute a majority of the Company's total operating costs and expenses, tend to be relatively constant as a percentage of revenues on an annual basis.

    Since 1991 the Company has maintained a profit sharing plan for key employees (the "Profit Sharing Plan"). Each participant in the Profit Sharing Plan has an account that is adjusted annually to reflect the participant's percentage of the earnings of a profit sharing unit or a designated project, cash distributions and other matters. Distributions to participants may only be made from available cash (as defined in the Profit Sharing Plan), and any difference between the amount expensed and the amount paid to the participants is recorded as deferred compensation. See "Management--1995 Profit Sharing Plan." The Company's Board of Directors approves the amount of earnings before profit sharing which will be available to profit sharing participants. The Company anticipates that prior to the closing of the Offering, it will make a distribution of approximately $10.0 million in partial payment of deferred compensation balances. Immediately prior to the closing of the Offering, the Company will terminate any future profits participation under the Profit Sharing Plan and will partially terminate ongoing participation in existing projects. The Company anticipates that it will pay all deferred compensation balances accrued under the Profit Sharing Plan as of the date immediately preceeding the date of this Prospectus, currently estimated to be $24.5 million, without interest, in roughly equal installments on the final date of each of the first eight fiscal quarters which end after the closing of the Offering. Profit sharing expense attributable to projects, to the extent profit participation in projects is not terminated prior to the closing of the Offering, will continue to accrue until the projects are sold by the Company. See "The Company--Reincorporation Transactions." Management believes that the termination of any future profits participation under the Profit Sharing Plan should have a significant positive effect on the Company's net income. Payment of deferred compensation balances over each of the first eight quarters following the Closing of the Offering should decrease the Company's net cash flow.

    Under certain agreements, two significant stockholders of the Company receive royalty and consulting fees totalling approximately 12% of earnings before profit sharing. Payments under these arrangements aggregated $3.96 million, $2.44 million and $2.68 million in 1996, 1995 and 1994, respectively. Immediately prior to the closing of the Offering, the Royalty Agreement and consulting arrangements will be terminated. The Company has agreed to pay approximately $1.6 million to Mr. Williams upon the termination of the Consulting Arrangements. Management expects that the termination of the Royalty Agreement and consulting arrangements should have a positive effect on the Company's net income. See "Certain Transactions."

    Over the last two years, an average of 36.4% of the Company's income before profit sharing has been generated in the fourth quarter, due primarily to a calendar year-end focus by the commercial real estate industry on the completion of transactions. In addition, an increasing percentage of the Company's property management and infrastructure management contracts provide for bonus payments if the Company achieves certain performance targets. Such incentive payments are generally earned in the fourth quarter. In contrast, the Company's non-variable operating expenses, which are treated as expenses when incurred during the year, are relatively constant on a quarterly basis. See "--Quarterly Results of Operations and Seasonality."

    The Company's revenues, net income and cash flow from operations have each grown at a compound annual rate of 12.8%, 78.4% and 25.7%, respectively, over the past three years. While the Company has primarily used internally generated funds to achieve this growth, it intends to continue to pursue an aggressive growth strategy by expanding client relationships, expanding the breadth of its service offerings, making selective co-investments with its clients and pursuing selective strategic acquisitions. The Company believes that its ability to pursue acquisitions will be greatly enhanced by its ability to use external sources of capital, including the public capital markets and the commercial banking industry, to finance such acquisitions. As part of its strategy to pursue selective strategic acquisitions, the Company recently purchased the business of Doppelt. The Company believes that this strategic acquisition will provide the foundation for rapidly growing the Company's retail services business. See "The Company--Recent Developments."

PRO FORMA FINANCIAL INFORMATION

    The Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus give effect to, among other things, the Doppelt Acquisition, the Reincorporation Transactions and the Offering. See "Pro Forma Consolidated Financial Statements."

PRO FORMA SIX MONTHS ENDED JUNE 30, 1997

    On a pro forma basis the Company's total revenue for the six months ended June 30, 1997, was $134.1 million, compared to actual historical revenue of $130.3 million. The increase in pro forma revenues reflects the additional retail services revenue attributable to the Doppelt Acquisition.

    Pro forma income before profit sharing for the six months ended June 30, 1997, was $16.5 million, compared to the actual historical income before profit sharing of $14.4 million. The increase in income before profit sharing primarily results from the termination of the royalty and consulting fees paid to two affiliates of the Company and the reduction of historical salaries paid by Doppelt to amounts required under an employment agreement signed upon closing of the Doppelt Acquisition.

    Pro forma net income for the six months ended June 30, 1997, was $10.2 million, as compared to the actual historical net income of $4.3 million. The increase in net income is primarily a result of the termination of future awards under the Profit Sharing Plan (profit sharing expense was approximately 58% of income before profit sharing in 1996) and the additional income attributable to the Doppelt Acquisition. These increases were also offset by the tax effect of the additional income from the pro forma adjustments as well as the tax effect on the income of Doppelt, which was historically not subject to income tax because Doppelt is a Subchapter S Corporation.

PRO FORMA YEAR ENDED DECEMBER 31, 1996

    On a pro forma basis the Company's total revenue for the year ended December 31, 1996, was $264.4 million, compared to actual historical revenue of $255.5 million. The increase in pro forma revenues reflects the additional retail services revenue attributable to the Doppelt Acquisition.

    Pro forma income before profit sharing for the year ended December 31, 1996, was $46.3 million, compared to the actual historical income before profit sharing of $40.0 million. The increase in income before profit sharing primarily results from the termination of the royalty and consulting fees paid to two affiliates of the Company and the reduction of historical salaries paid by Doppelt to amounts required under an employment agreement signed upon closing of the Doppelt Acquisition.

    Pro forma net income for the year ended December 31, 1996, was $27.8 million, as compared to the actual historical net income of $12.1 million. The increase in net income is primarily a result of the termination of future awards under the Profit Sharing Plan (profit sharing expense was approximately 58% of income before profit sharing on a historical basis) and the additional income attributable to the Doppelt Acquisition. These increases were also offset by the tax effect of the additional income from the pro forma adjustments as well as the tax effect on the income of Doppelt, which was historically not subject to income tax because Doppelt is a Subchapter S Corporation.

    The pro forma adjustments to the consolidated statements of income do not reflect the approximately $26.4 million non-cash charge to the income statement that is expected to be recorded in the third quarter of the Company's 1997 fiscal year related to the difference between the exercise price of the stock options granted in the 1997 Option Plan and the initial public offering price. The incremental difference between these prices will be recorded as additional compensation expense at completion of the Offering. This adjustment was not recorded in the pro forma statement of income as it is a non-recurring expense.

RESULTS OF OPERATIONS

    The following table sets forth items from the Company's Consolidated Financial Statements of Income for each of the three years in the period ended December 31, 1996, and for each of the six month periods ended June 30, 1996 and 1997, as a percent of revenue for the periods indicated.

                                                                                                            SIX MONTHS
                                                                     YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                                              -------------------------------------  ------------------------
                                                                 1994         1995         1996         1996         1997
                                                              -----------  -----------  -----------  -----------  -----------
Revenues:
  Property management services..............................       49.6%        40.9%        35.3%        40.2%        33.6%
  Brokerage services........................................       24.2%        27.3%        28.2%        25.2%        28.3%
  Infrastructure management services........................       13.5%        17.0%        19.9%        19.3%        22.7%
  Development and construction services.....................        6.4%         9.0%         8.9%         9.1%         9.9%
  Retail services...........................................        1.0%         0.7%         0.9%         0.6%         0.8%
  Income from unconsolidated subsidiaries...................        1.6%         0.1%         0.2%         0.1%         0.9%
  Gain on sale of real estate...............................        2.3%         2.2%         2.6%         2.8%         1.0%
  Other.....................................................        1.4%         2.8%         4.0%         2.7%         2.8%
                                                                  -----        -----        -----        -----        -----
    Total revenues..........................................      100.0%       100.0%       100.0%       100.0%       100.0%
  Salaries, wages & benefits................................       57.5%        57.4%        53.9%        59.4%        55.3%
  Commissions...............................................       10.3%        10.4%        10.6%         8.8%        11.9%
  General and administrative................................       13.7%        14.7%        13.3%        12.8%        15.0%
  Other.....................................................        7.4%         6.9%         6.5%         6.8%         6.8%
                                                                  -----        -----        -----        -----        -----
    Total operating costs and expenses......................       88.9%        89.4%        84.3%        87,8%        88.9%
                                                                  -----        -----        -----        -----        -----
  Income before profit sharing..............................       11.1%        10.6%        15.7%        12.2%        11.1%
  Profit sharing............................................        8.2%         7.0%         7.9%         6.3%         5.7%
                                                                  -----        -----        -----        -----        -----
  Income before income taxes................................        2.9%         3.6%         7.8%         5.9%         5.4%
  Income taxes..............................................        1.3%         1.7%         3.1%         2.3%         2.1%
                                                                  -----        -----        -----        -----        -----
  Income before extraordinary items.........................        1.6%         1.9%         4.7%         3.6%         3.3%
  Extraordinary gain, net of taxes..........................        0.4%       --           --           --           --
                                                                  -----        -----        -----        -----        -----
  Net income................................................        2.0%         1.9%         4.7%         3.6%         3.3%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

    CONSOLIDATED RESULTS

    TOTAL REVENUE. The Company's total revenue grew $19.6 million, or 17.7%, to $130.3 million for the six months ended June 30, 1997 from $110.7 million for the six months ended June 30, 1996. This increase was primarily attributable to revenue growth in the brokerage and the infrastructure management businesses.

    OPERATING COSTS & EXPENSES. The Company's operating costs and expenses increased by $18.7 million, or 19.2%, to $115.9 million for the six months ended June 30, 1997 from $97.2 million for the six months ended June 30, 1996. The increase in operating costs and expenses is generally due to increased salaries, wages and benefits associated with an increase in staffing levels for the Company's infrastructure management business and increased commissions associated with increased brokerage service revenues. In addition, the Company's general and administrative expenses increased over the six months ended June 30, 1997 due to increased expenditures associated with the Company's technological support systems. As a percentage of total revenue, operating costs and expenses increased to 88.9% for the six months ended June 30, 1997 from 87.8% for the six months ended June 30, 1996, primarily as a result of the increases in general and administrative expenses and commissions caused by the timing of certain development transactions.

    INCOME BEFORE PROFIT SHARING. The Company's income before profit sharing increased $0.9 million, or 6.7%, to $14.4 million for the six months ended June 30, 1997 from $13.5 million for the six months ended June 30, 1996. As a percentage of total revenue, income before profit sharing decreased to 11.1% for the six months ended June 30, 1997 from 12.2% for the prior year period, primarily due to the increase in general and administrative expenses associated with the Company's technological support systems.

    PROFIT SHARING. The Company's profit sharing increased $0.5 million to $7.4 million for the six months ended June 30, 1997 from $6.9 million for the six months ended June 30, 1996 due to an increase in income before profit sharing.

    INCOME BEFORE INCOME TAX. Based on the factors noted above, the Company's income before income tax increased $0.5 million, or 7.7%, to $7.0 million for the six months ended June 30, 1997 from $6.5 million for the six months ended June 30, 1996.

    NET INCOME. Net income increased $0.3 million, or 7.5%, to $4.3 million for the six months ended June 30, 1997 from $4.0 million for the six months ended June 30, 1996. As a percent of total revenue, net income decreased to 3.3% for the six months ended June 30, 1997 from 3.6% for the prior year period.

    BUSINESS LINE OPERATING RESULTS

    PROPERTY MANAGEMENT SERVICES. Property management services revenue, which represented 33.6% of the Company's total revenue for the six months ended June 30, 1997, remained relatively constant at $43.8 million for the six months ended June 30, 1997 as compared to $44.5 million for the prior year period. That slight decrease was primarily due to the net reduction in square feet of property management assignments, offset by increased revenues from the clients on whom the Company's national customer initiative has focused.

    BROKERAGE SERVICES. Brokerage services revenue, which represented 28.3% of the Company's total revenue for the six months ended June 30, 1997, increased $9.0 million, or 32.2%, to $36.9 million for the six months ended June 30, 1997 from $27.9 million for the six months ended June 30, 1996. This revenue growth resulted from an increase in the aggregate number of brokers over the previous year.

    INFRASTRUCTURE MANAGEMENT SERVICES. Infrastructure management services revenue, which represented 22.7% of total revenues for the period ended June 30, 1997, increased $8.2 million, or 38.3%, to $29.6 million for the six months ended June 30, 1997 from $21.4 million for the six months ended June 30, 1996. The revenue growth resulted primarily from the addition of new customers. These new customers include, but are not limited to, Dairy Mart Convenience Stores, Inc., University of Pennsylvania and Frontier Corporation. Additionally, there was expansion of project management and facility management services provided to existing customers such as United Healthcare and NationsBank.

    DEVELOPMENT AND CONSTRUCTION SERVICES. Development and construction revenue includes development and construction services fees, gain on disposition of real estate and income from unconsolidated subsidiaries. Development and construction revenue, which represented 11.8% of the Company's total revenue for the six months ended June 30, 1997, increased $2.5 million, or 18.7%, to $15.9 million from $13.4 million for the six months ended June 30, 1996. This revenue growth was primarily due to a $2.8 million increase in development fees from $10.1 million for the six months ended June 30, 1996 to $12.9 million for the six months ended June 30, 1997, offset by a $1.4 million decrease in gain on disposition of real estate from $3.1 million for the six months ended June 30, 1996 to $1.7 million for the six months ended June 30, 1997. Income from unconsolidated subsidiaries increased $1.0 million, or 500%, to $1.2 million for the six months ended June 30, 1997, from $0.2 million for the six months ended June 30, 1996, due to the effect from the timing of development transactions.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    CONSOLIDATED RESULTS

    TOTAL REVENUE. The Company's total revenue grew $28.3 million, or 12.4%, to $255.5 million in 1996 from $227.2 million in 1995 primarily due to revenue growth in the Company's infrastructure management service and brokerage service businesses.

    OPERATING COSTS AND EXPENSES. The Company's operating costs and expenses increased by $12.2 million, or 6.0%, to $215.4 million in 1996 from $203.2 million in 1995. The increase in operating costs and expenses is primarily due to increased salaries, wages and benefits (associated with the increased staffing required for the infrastructure management service business) and increased commissions (associated with increased brokerage services revenues). As a percentage of total revenue, operating costs and expenses declined to 84.3% in 1996 from 89.4% in 1995, primarily as a result of the Company's ability to spread its fixed costs over a greater revenue base.

    INCOME BEFORE PROFIT SHARING. The Company's income before profit sharing increased $16.0 million, or 66.6%, to $40.0 million in 1996 from $24.0 million in 1995. As a percentage of total revenue, income before profit sharing increased to 15.7% in 1996 from 10.6% in 1995, primarily as a result of the growth in the Company's infrastructure management and development and construction businesses.

    PROFIT SHARING. The Company's profit sharing increased by $4.2 million, or 26.4%, to $20.1 million in 1996 from $15.9 million in 1995 due to the increase in income before profit sharing.

    INCOME BEFORE INCOME TAXES. The Company's income before income taxes increased $11.8 million, or 145.1%, to $19.9 million in 1996 from $8.1 million in 1995 due to the factors described above.

    NET INCOME. Net income increased $7.8 million, or 179.1%, to $12.1 million in 1996 from $4.3 million in 1995. As a percent of total revenue, net income increased to 4.7% in 1996 from 1.9% in 1995.

    BUSINESS LINE OPERATING RESULTS

    PROPERTY MANAGEMENT SERVICES. Property management services revenue, which represented 35.3% of the Company's total revenue in 1996, decreased $2.8 million, or 3.0%, to $90.2 million in 1996 from $93.0 million in 1995. This decrease was primarily due to the net reduction in square footage of property management assignments. Recognizing a trend toward a consolidation of service providers utilized by large institutional owners and investors, the Company implemented a national marketing program focused on its large customers. The implementation of this strategic initiative increased square footage under management for these customers by 11.3 million square feet, or 12.9%, to 99.1 million square feet in 1996 from 87.8 million square feet in 1995.

    BROKERAGE SERVICES. Brokerage services revenue, which represented 28.2% of 1996 total revenues, increased $10.1 million, or 16.4%, to $72.1 million in 1996 from $62.0 million in 1995. This revenue growth resulted primarily from an increase in tenant representation fees of $3.7 million, or 30.0%, to $16.0 million in 1996 from $12.3 million in 1995 and the increase in investment sales revenue of $3.6 million, or 50.9%, to $10.7 million in 1996 from $7.1 million in 1995. The Company believes that this revenue growth is attributable to the continuation of a strategic initiative to expand its marketing services beyond project leasing to include tenant representation, investment sales and land sales. This strategy resulted in an increase in the aggregate number of brokers by 40, or 20.5%, to 235 in 1996 from 195 in 1995.

    INFRASTRUCTURE MANAGEMENT SERVICES. Infrastructure management services revenue, which represented 19.9% of the Company's total revenues in 1996 increased $12.1 million, or 31.4%, to $50.8 million in 1996 from $38.7 million in 1995. The revenue growth resulted primarily from the addition of new customers including BankOne, Niagara Mohawk and Sovereign. Additionally, there was expansion of services provided to existing customers including Exxon, Baxter International and United Healthcare. In addition, in September 1996, the Company acquired the remaining outstanding stock of Primaris Corporate Services, Ltd., a Canadian provider of infrastructure management services. This acquisition, accounted for under the purchase method, increased revenues by approximately $1.0 million in 1996.

    DEVELOPMENT AND CONSTRUCTION SERVICES. Development and construction revenues include development and construction service fees, gain on disposition of real estate and income from unconsolidated subsidiaries. Development and construction revenue, which represented 11.7% of 1996 total revenue, increased $4.5 million or 17.6%, to $30.0 million in 1996 from $25.5 million in 1995. The revenue growth was primarily due to increases in gross profit on general contracting services of $2.0 million, or 69.0%, to $4.9 million in 1996 from $2.9 million in 1995, a decrease in development fees of $0.4 million, or 4.1%, to $9.3 million in 1996 from $9.7 million in 1995 and an increase in gain on sale of real estate of $1.6 million, or 32.0%, to $6.6 million in 1996 from $5.0 million in 1995. Income from unconsolidated subsidiaries increased $0.5 million or 500%, to $0.6 million in 1996 from $0.1 million in 1995. In general, these service revenues are affected by the timing of development transactions.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    CONSOLIDATED RESULTS

    TOTAL REVENUE. The Company's total revenues grew $26.3 million, or 13.1%, to $227.2 million in 1995 from $200.9 million in 1994, primarily due to revenue growth in the Company's infrastructure management service, brokerage service and development and construction service businesses.

    OPERATING COSTS AND EXPENSES. The Company's operating costs and expenses increased by $24.5 million, or 13.7%, to $203.2 million in 1995 from $178.7 million in 1994. The increase in operating costs and expenses is primarily due to increased salaries, wages and benefits associated with the increased staffing required for the infrastructure management services business, increased commissions associated with increased brokerage services revenues and increased general and administrative expenses which are primarily attributable to the Company's increased expenditures related to certain information and technology infrastructure systems. As a percentage of total revenues, operating costs and expenses increased to 89.4% in 1995 from 88.9% in 1994, primarily as a result of the increase in general and administrative expenses.

    INCOME BEFORE PROFIT SHARING. The Company's income before profit sharing increased $1.8 million, or 8.1%, to $24.0 million in 1995 from $22.2 million in 1994. As a percentage of total revenue, income before profit sharing decreased 0.5% to 10.6% in 1995 from 11.1% in 1994, primarily as a result of an increase in expenditures associated with the Company's technological support systems.

    PROFIT SHARING. The Company's profit sharing decreased by $0.7 million, or 4.2%, to $15.9 million in 1995 from $16.6 million in 1994 due to the increase in revenues not available for profit sharing distributions.

    INCOME BEFORE INCOME TAXES. The Company's income before income taxes increased $2.4 million, or 43.7%, to $8.1 million in 1995 from $5.7 million in 1994.

    NET INCOME. Net income increased $0.5 million, or 14.0%, to $4.3 million in 1995 from $3.8 million in 1994. As a percent of total revenue, net income increased to 1.9% in 1995 from 2.0% in 1994.

    BUSINESS LINE OPERATING RESULTS

    PROPERTY MANAGEMENT SERVICES. Property management services revenue, which represented 40.9% of the Company's total revenue in 1995, decreased $6.6 million, or 6.7%, to $93.0 million in 1995 from $99.6 million in 1994. This decrease was primarily due to the net reduction in square feet of property management assignments.

    BROKERAGE SERVICES. Brokerage services revenue, which represented 27.3% of the Company's 1995 total revenue, increased $13.3 million, or 27.4%, to $62.0 million in 1995 from $48.7 million in 1994. The revenue growth resulted from the increase in tenant representation fees and in investment sales revenue resulting from implementation of the Company's strategy to aggressively pursue these business lines. The Company added 49 brokers in 1995 to fuel this growth.

    INFRASTRUCTURE MANAGEMENT SERVICES. Revenue from infrastructure management services, which represented 17.0% of the Company's 1995 total revenues, increased $11.6 million, or 42.9%, to $38.7 million in 1995 from $27.1 million in 1994. The revenue growth resulted primarily from the addition of new customers such as Corestates, Dade International, McDonalds and Union Planters, as well as the expansion of the services provided to certain infrastructure management clients, including Exxon.

    DEVELOPMENT AND CONSTRUCTION SERVICES. Development and construction services include development and construction service fees, gain on disposition of real estate and income from unconsolidated subsidiaries. Development and construction services revenue, which represented 11.3% of the Company's 1995 total revenue, increased $4.9 million, or 23.8%, to $25.5 million in 1995 from $20.6 million in 1994. This revenue growth was primarily due to a $5.0 million increase in development fees from $4.7 million in 1994 to $9.7 million in 1995 and an increase in construction management services fees of $1.6 million to $8.2 million in 1995 from $6.6 million in 1994. Additionally, gain on sale of real estate increased $0.4 million, or 8.7%, from $4.6 million in 1994 to $5.0 million in 1995. These increases are partially offset by income from unconsolidated subsidiaries which decreased $3.0 million. The $3.1 million of income from unconsolidated subsidiaries in 1994 primarily relates to the sale of a building.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

    The following table presents unaudited quarterly results of operations data for the Company for each of the four quarters of 1996 and 1995. This quarterly information is unaudited but, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for any future period. Revenues and income before profit sharing and taxes during the fourth fiscal quarter historically has been somewhat greater than in the first three fiscal quarters, primarily because the Company's clients have a demonstrated tendency to close transactions toward the end of the fiscal year. The timing and introduction of new contracts and other factors may also cause quarterly fluctuations in the Company's results of operations.

                                                                               THREE MONTHS ENDED
                                                               ---------------------------------------------------
                                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,  DECEMBER 31,
                                                                  1996        1996         1996           1996
                                                               -----------  ---------  -------------  ------------
                                                                                 (IN THOUSANDS)
1996:
Revenues.....................................................   $  56,397   $  54,299    $  66,202     $   78,557
Income before profit sharing and taxes.......................       5,838       7,630       10,949         15,617
Net income...................................................   $   1,875   $   2,093    $   3,242     $    4,904


                                                                               THREE MONTHS ENDED
                                                               ---------------------------------------------------
                                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,  DECEMBER 31,
                                                                  1995        1995         1995           1995
                                                               -----------  ---------  -------------  ------------
                                                                                 (IN THOUSANDS)
1995:
Revenues.....................................................   $  47,415   $  53,692    $  54,530     $   71,565
Income before profit sharing and taxes.......................         821       8,661        5,728          8,817
Net income...................................................   $     420   $   1,371    $   1,082     $    1,468

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity and capital resources requirements include expenditures for real estate held for sale and payments on notes payable associated with its development and construction activities; the funding of working capital needs, primarily accounts receivable from its clients and affiliates; and the funding of capital investments. Historically, the Company has financed its operations, investments and acquisitions with internally generated funds, and additional liquidity has been available to the Company through deferred compensation arrangements under its Profit Sharing Plan. The Company will terminate the Profit Sharing Plan immediately prior to the closing of the Offering, and the Company expects that its cash flow from operations in future periods will be greater as a result of this change. In addition, the Company has routinely financed its development and construction services activities with construction loans secured by underlying real estate.

    Net cash flow used in operating activities totaled $12.3 million for the six months ended June 30, 1997, compared to $5.9 million for the same period in 1996. The primary reasons for this change are an increase in real estate held for sale and an increase in notes receivable from certain officers and directors received in connection with a private placement of common stock in August 1996. Net cash flows provided by operating activities totaled $25.1 million, $10.6 million and $15.9 million for the years ended December 31, 1996, 1995 and 1994, respectively. The changes in these cash flows for these periods can be attributed primarily to increases in net income, fluctuations in the net proceeds from real estate development and construction (which contributed to increases in cash flow in 1994 and 1996 and a decrease in 1995) and variations in accounts receivable, accounts payable and accrued expenses.

    Net cash flow used in investing activities totaled $0.4 million for the six months ended June 30, 1997 compared to $1.0 million for the same period in 1996. This change is primarily attributable to distributions from unconsolidated subsidiaries and contributions from minority interest, offset by additional capital expenditures for technology related fixed assets. Net cash flows used in investing activities totaled $5.0 million, $0.6 million and $2.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. The changes in these cash flows for these periods can be attributed primarily to an increase in technology related fixed asset expenditures.

    Net cash flow used in financing activities totaled $7.2 million for the six months ended June 30, 1997 compared to $4.4 million for the same period in 1996. The reasons for this change are due to an increase in dividend payments. Net cash flows used (provided) in financing activities totaled $1.8 million, $5.5 million and ($0.1 million) for the years ended December 31, 1996, 1995 and 1994, respectively. The changes in these cash flows for these periods can be attributed primarily to payments on debt and payment of dividends. In connection with a private placement of stock described below, the Company incurred indebtedness to repurchase outstanding shares of common stock from certain of its shareholders.

    In August 1996, the Company offered stock to certain employees and directors in a private offering. In connection with the private offering the Company utilized a credit facility in the amount of $7.75 million from First Tennessee Bank, N.A. A portion of the funds borrowed under this credit facility were used to finance the repurchase of common stock and the remainder was loaned to certain stockholders to allow such stockholders to pay certain tax liabilities. This credit facility was a fully amortizing 5-year obligation which bore interest at the base rate as announced by First Tennessee Bank, NA from time to time plus 0.5% per annum. All amounts outstanding under this credit facility were repaid at August 22, 1997.

    On August 22, 1997, the Predecessor Company established a $35 million credit facility with Bankers Trust Company and certain other lenders (the "Existing Credit Facility"). Under the terms of the Existing Credit Facility, the Predecessor Company can obtain loans which are Base Rate Loans or Eurodollar Rate Loans. Base Rate Loans bear interest at a base rate (which is the higher of the prime rate announced from time to time by Bankers Trust Company or an average federal funds rate plus .005%) plus a margin which ranges from 0.0% to 0.75% depending upon the Predecessor Company's leverage ratio at the date the margin is determined. Eurodollar Rate Loans bear interest at an adjusted Eurodollar rate plus a margin which ranges from 0.625% to 1.75% depending upon the Predecessor Company's leverage ratio at the date the margin is determined. As of the date of this Prospectus, the Company had borrowed $30.0 million under the Existing Credit Facility, all of which bears interest at an annual rate of 6.625%. Approximately $7.0 million of this amount was used to refinance the debt incurred with First Tennessee in connection with the private placement in 1996 and approximately $22.7 million was used to make certain cash payments in connection with the Doppelt Acquisition. See "The Company--Recent Developments." The Existing Credit Facility limits the Company's ability to pay dividends or other similar distributions in excess of $19.0 million. The Company anticipates using approximately $30.0 million of the net proceeds from the Offering to repay all amounts outstanding under the Existing Credit Facility.

    The Company is currently negotiating the terms of a $150 million master line of credit (the "Replacement Facility"). The Company expects to borrow under the Replacement Facility to finance future strategic acquisitions, fund its co-investment activities and provide the Company with an additional source of working capital. The Company anticipates that the Replacement Facility will contain financial and other covenants, including limitations on payment of cash dividends or other distribution of assets. There can be no assurance that the Replacement Facility can be obtained or, if obtained, that it will be in the anticipated amount.

    Following the closing of the Offering, the Company intends to retain earnings to finance its growth and, therefore, does not anticipate paying any dividends in the foreseeable future. The Company believes that funds generated from operations, together with existing cash, the net proceeds of the Offering and available credit under the Replacement Facility will be sufficient to finance its current operations and planned capital expenditure requirements and internal growth for the foreseeable future. The Company's need, if any, to raise additional funds to meet its working capital and capital requirements will depend upon numerous factors, including the success and pace of its implementation of its growth strategy. The Company regularly monitors capital raising alternatives to be able to take advantage of available avenues to supplement its working capital, including strategic corporate partnerships or other alliances, bank borrowings and the sale of equity and/or debt securities.

EFFECTS OF INFLATION

    The Company does not believe that inflation has had a significant impact on its results of operations in recent years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

                                    BUSINESS

COMPANY OVERVIEW

    Trammell Crow Company is one of the largest diversified commercial real estate services companies in the United States. Through the Company's 140 offices in the United States and Canada and its relationship with Trammell Crow International, which has nine offices in Europe, Asia and South America, the Company is organized to deliver a comprehensive range of service offerings, on a worldwide basis, to clients which include leading multinational corporations, institutional investors and other users of real estate services. The Company has established itself as a market leader in each of its primary businesses. The Company is the largest commercial property manager in the United States and has held that position for the past eight years. In 1995 the Company was one of the top five brokerage firms in the United States, measured in terms of the number of transactions facilitated, and was the largest provider of facilities management services (the Company's primary infrastructure management product), measured in terms of square feet of property managed. In 1995 the Company was also the fourth largest commercial property developer in the United States, measured in terms of square feet under construction. Retail services, the Company's newest business, is poised for growth following the acquisition of a leading services provider. The Company, which is headquartered in Dallas, Texas, was founded in 1948 by Mr. Trammell Crow. From its founding through the 1980's, the Company's primary business was the development and management of industrial, office and retail projects. In 1991 the Company was reconstituted as a real estate services company. For the year ending December 31, 1996, the Company's total revenues were $255.5 million, and its earnings before interest, taxes, depreciation and amortization, royalty and consulting fees and profit sharing were $48.9 million. These results represented increases of 12.4% and 52.7%, respectively, over the prior year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    As a means of addressing the comprehensive real estate service requirements of its diverse group of clients, the Company is organized into five principal lines of business. The Company's property management services business provides services relating to all aspects of building operations, tenant relations and oversight of building improvement processes, primarily for building owners who do not occupy the properties managed by the Company. The brokerage services business advises buyers, sellers, landlords and tenants in connection with the sale and leasing of office, industrial and retail space and land. Infrastructure management entails providing comprehensive day-to-day occupancy related services, principally to large corporations which occupy commercial facilities in multiple locations. Specific infrastructure management services include administration, day-to-day maintenance and repair of client occupied facilities and strategic functions such as space planning, relocation coordination, facilities management and portfolio management. The development and construction services provided by the Company include financial planning, site acquisition, procurement of approvals and permits, design and engineering coordination, construction bidding and management and tenant finish coordination, project close-out and user move coordination, general contracting and project finance advisory services. The Company's retail services business provides tenant representation, disposition, development and financial services to national and global retail customers.

    On August 22, 1997, the Company acquired the business of Doppelt & Company ("Doppelt"), a Cleveland, Ohio-based company that has specialized in both new store roll out strategies and problem real estate disposition services. The Company considers Doppelt to be one of the premier retail tenant representation and disposition firms in the country. The Company believes that this acquisition significantly increases the scale and improves the quality of the Company's existing retail services business, and will provide the basis for future growth of this important new business. See "The Company--Recent Developments."

COMPETITIVE ADVANTAGES

    The Company believes that it holds several important competitive advantages in the real estate services industry.

    COMPREHENSIVE SERVICE OFFERINGS. The Company offers a comprehensive menu of services designed to provide its clients with single-point solutions to all of their commercial real estate services needs. The Company believes that its broad service offerings give it a critical advantage in an industry where many competitors offer fewer services. By offering a full array of services, the Company is able to maximize the effect it has on its clients' businesses while becoming highly integrated into its clients' operations. Further, the Company's comprehensive service offerings decrease the Company's economic exposure to a downturn in any one of its primary businesses.

    CLIENT FOCUS. The Company is organized to meet all of its clients' real estate services needs. This orientation has commonly allowed the Company to commence client relationships by offering a single service and later expand these relationships through an understanding of the client's business and its highly specific service requirements. For example, since 1994, 72% of the Company's twenty-five largest infrastructure management clients (measured in revenues generated over that period) have expanded the number of services outsourced to the Company. Moreover, the Company has carefully selected the criteria--such as industry, geographic location and property type--which it applies in actively seeking new client engagements in each of its core businesses, thereby concentrating its efforts in areas where it can provide maximum value-added services.

    GEOGRAPHIC SCOPE. The Company's 140 offices in the United States and Canada, together with its relationship with Trammell Crow International, which has nine offices in Europe, Asia and South America, have allowed the Company to develop and maintain extensive knowledge of local real estate markets across the United States and in selected markets around the world. Over 87% of the Company's employees are based in markets other than Dallas, Texas, where the Company's executive offices are located. The broad geographic scope provided by this local office network allows the Company to serve as a single-source, full service provider to multinational corporations and institutional investors with real estate interests that span regional and national boundaries. The broad geographic service area covered by the Company also tends to limit its exposure to an economic downturn in any single market, which provides it with a competitive advantage over regional firms that operate in a more limited number of geographic areas.

    TECHNOLOGY. The Company is developing extensive technology applications to better meet customer needs, principally through enhanced sharing of vital market information and through proprietary applications designed to provide significantly enhanced control over clients' real estate related expenses. For example, the Company is developing an intranet resource library ("CrowsNEST") which uses a database of field resources and related information to aid in managing clients' real estate assets. With this technology, Company personnel will be able to connect to CrowsNEST to access information from each of the Company's 140 offices in the United States and Canada. This information will include lists of property owners, tenants and vendors and financial information for each property managed by the Company. In addition, clients may be allowed to connect to CrowsNEST via modem to access information on industry practices or standards.

    The Company is developing a centralized call center strategy designed to provide responses to customer needs 24 hours a day. This service will leverage human assets and technology to deliver required support and coverage to properties that were previously managed from several distinct service locations. The Company has also developed the architecture for a proprietary total occupancy cost management system using applications that are connected and distributed across the Company's local area and wide area networks. This system is designed to provide centralized and comprehensive cost studies and analyses on building portfolios to customers.

    MANAGEMENT/PERSONNEL. The Company believes that a key component of its success is the experience and quality of its management team and the employees that comprise the network through which the Company serves its clients. The Company's 18 member operating committee has an average of approximately 13 years of experience with the Company. Moreover, the Company has experienced very low turnover among this senior management group. The Company believes this low turnover is linked to its collegial internal culture and a long-standing effort to promote talented individuals from within the organization. The Company also believes that its growth strategy, incentive-based compensation and the high level of ownership by Company insiders provides further motivation to achieve a high level of performance. Immediately following the Offering, the members of
the Company's operating committee will own approximately    % of the outstanding
Common Stock, and the total employee ownership of outstanding Common Stock will
be approximately    %.

COMPETITIVE ENVIRONMENT

    In recent years, the real estate industry has experienced a steady recovery from the severe downturn of the early 1990's which had caused a sharp reduction in commercial and industrial property values, the withdrawal of credit, a related reduction in new development and pressure on fee income derived from servicing and maintaining all classes of property. The Company believes that the recovery now underway has provided the industry with improved prospects for growth across all of the Company's traditional service lines. Moreover, important new trends in the real estate services business--especially among corporations and institutional investors affected by consolidation within their own industries--now present the Company with new opportunities to capitalize upon the recovery in these markets.

    GROWTH IN THE MARKET FOR REAL ESTATE SERVICES. The commercial real estate services industry is large and growing. According to the U.S. Statistical Abstract for 1996, the total US commercial real estate asset base is approximately 68 billion square feet, with 33 billion square feet representing industrial, office and retail properties which serve as the target market for commercial real estate service providers. In 1996, THE OUTSOURCING INSTITUTE estimated that this asset base produced roughly $15 billion annually in service-related revenues which, since 1993, have grown at 260% of the rate of growth for the overall economy. Despite this size and growth, the commercial real estate services industry remains a highly fragmented sector. For example, less than 20% of the market for property management services is now serviced by outside firms, and the Company believes that other market segments are also significantly underserved and represent a sizeable growth opportunity.

    The ongoing recovery in the real estate industry has also stimulated a revival of activity in the more traditional development and construction business. This sector was relatively inactive in recent years, principally due to the sharp decline in property values and the overabundant supply of new product in the market. As property values have rebounded in many of the nation's principal markets, new construction starts have increased. This trend provides an opportunity for the Company to earn fees associated with new development and to participate in development projects as both an advisor and as principal.

    OUTSOURCING. Outsourcing is a rapidly growing trend in the United States. Through outsourcing, organizations seek to reduce costs, improve profitability and refocus management and other resources on core competencies. This trend has resulted in the development of well established providers offering an expanding range of outsourced services, including information processing, teleservicing and flexible staffing. Increasingly, organizations are also seeking outside providers for efficient and expert delivery of real estate management services. For example, the Company believes that the total potential revenues associated with outsourcing of infrastructure management services may be in excess of $50 billion per year. In addition to corporations and institutional investors, potential new clients include governmental entities, which now collectively own in excess of 15 billion square feet of commercial real estate in the United States.

    CONSOLIDATION. The traditionally fragmented real estate services industry is witnessing rapid consolidation in customers' selection of service providers and in alliances and combinations among providers themselves. When outsourcing real estate services, corporations and institutions have increasingly sought to consolidate the number of providers used and engage firms that can offer a full range of services across a wide geographic area. As the industry becomes more sophisticated, customers require the flexibility, multi-market perspective and technological and physical resources that large firms possess. For example, one of the largest institutional investors in the United States has recently communicated its intention to consolidate all real estate activities for its industrial properties with a single real estate services provider in each of its service regions.

    As the real estate services industry has grown, it has been accompanied by downward pressure on fees and the increased use of fee structures which reflect shared risk and emphasize the achievement of performance targets. These trends benefit firms with significant scale and the ability to spread fixed costs over a larger revenue base, and have accelerated consolidation among real estate service providers.

    The Company believes that few real estate services providers can meet the demands of large corporate and institutional customers and that many companies are facing pressure to combine with others to remain competitive. According to industry sources, mergers and acquisitions among traditional real estate companies has grown from 5 transactions with an aggregate purchase price of less than $100 million in 1992 to 40 transactions with an aggregate purchase price of over $2 billion in 1996. In the Company's view, the competitive imperatives presented by this consolidation trend include the need to maintain comprehensive service offerings, serve an expansive geographic area and operate the business with sufficient scale to achieve significant cost efficiencies.

GROWTH STRATEGY

    After completion of the Offering, the Company intends to pursue growth opportunities by capitalizing upon its existing areas of expertise, its long-standing client relationships and the broad industry trends now affecting the market. Key elements of its growth strategy are as follows:

    EXPAND CLIENT RELATIONSHIPS. Many of the Company's existing clients have substantial real estate and occupancy costs in numerous locations, and therefore represent the most immediate opportunity to increase revenues through cross-selling the services offered by the Company. The Company has made numerous successful efforts to capitalize on this opportunity, including the establishment of a national client initiative which targets potential client engagements based upon a customer profile that considers criteria such as the industry, geographic location and type of property used by the client. Based on a review conducted in late 1995, the Company identified 15 existing customers of significant strategic importance, and has made substantial efforts to expand the base of business generated from these customers. As a result, the Company has increased the square feet under management for these clients by 11.3 million square feet, or 12.9%, to 99.1 million square feet in 1996 from 87.8 million square feet in 1995. Of the 91 discrete assignments secured from these major customers in 1996, seventeen were awarded in cities where the Company previously did not serve the client making the assignment. Through June 30, 1997, these 15 customers have awarded 43 new business assignments to the Company in 1997.

    EXPAND THE BREADTH OF SERVICE OFFERINGS. Since its reconstitution as a real estate services company in 1991, the Company has continuously sought to expand and enhance its breadth of service offerings, principally through internal measures such as the creation of new service businesses. For example, based on its long-standing position as a premier property management company, the Company was well positioned to take advantage of the trend toward outsourcing of real estate services. This led to creation of the Company's infrastructure management business, which provided 19.9% of the Company's total revenues in 1996, up from 4.1% in 1992.

    CO-INVESTMENT. The Company will also focus on expansion of its efforts to make selective co-investments of capital alongside corporate and institutional clients. Through this effort, the Company intends to leverage its relationships with these clients and to use its extensive knowledge of the real estate industry to create new opportunities to invest capital. The Company believes that its knowledge of local real estate markets and its experience in each of its primary service businesses provide it with an advantage in identifying and evaluating investment opportunities. The Company will seek co-investments that generate investment returns while still allowing the Company to earn fees in exchange for services provided in the development, operation and management of the project. After the Offering, the Company will have the additional financial flexibility to pursue a controlled and highly disciplined approach to investment and co-investment.

    ACQUISITIONS AND JOINT VENTURES. In addition to pursuing internal growth, the Company is committed to a strategy of selective acquisitions of complementary businesses. For example, the Company recently acquired the business of Doppelt, which the Company considers to be one of the premier national retail tenant representation firms in the country. Through this acquisition, the Company has elevated itself to a leadership position in both the tenant representation and disposition businesses, and anticipates expanding its presence in these businesses through its recruiting activities at a local level. The Company continuously surveys the marketplace for other potential acquisitions which might further enhance the quality or the breadth of services it can offer clients.

PROPERTY MANAGEMENT SERVICES

    The Company is the largest commercial property manager in the United States and has held that position for the past eight years (based upon information contained in NATIONAL REAL ESTATE INVESTOR'S annual "Top Property Managers Survey"). The Company's property management service business currently serves approximately 490 clients and 14,000 tenants nationwide through its locally based property management teams present in 70 markets. In 1996, the Company managed 207 million square feet of commercial property, and its property management revenues were $90.2 million, down from $104.1 million in 1992. This decline in revenues over the past five years has been outpaced by the increase in revenues from the Company's other primary businesses. In 1992, revenues from property management constituted 59.8% of the Company's total revenue, but by 1996 they represented just 35.3% of the Company's total revenues.

    The following charts and table show the Company's revenues from its property management business and the total square feet managed by the Company at year end for each of the last five years:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  REVENUES
1992           $104,104
1993            $90,954
1994            $99,609
1995            $92,970
1996            $90,179
Square Feet
1992            222,867
1993            215,025
1994            199,750
1995            205,152
1996            208,628

(000)
-----------------------------------------------------------------------------------

                            1992        1993        1994        1995        1996
-----------------------------------------------------------------------------------
Revenues...............  $  104,104  $   90,954  $   99,609  $   92,970  $   90,179
Square Feet............     222,867     215,025     199,750     205,152     206,628

    The objective of the Company's property management business is to enhance its clients' investment values by maintaining high levels of occupancy and lowering property operating costs by offering a wide range of property management services. The property management services offered by the Company consist of (i) building management services such as maintenance, landscaping, security, energy management, owner's insurance, life safety, environmental risk management and capital repairs; (ii) tenant relations services such as promotional activities, processing tenant work orders and lease administration services; (iii) interfacing with the Company's development and construction services personnel in coordinating tenant finish; and (iv) financial management services including financial reporting and analysis utilizing software systems supported by the Company's in-house design and development capability for customized requirements.

    The Company expects that most of its new property management engagements will result from property transfers and projects that the Company develops for institutional investors. To the extent that institutional investors continue to make direct investments in real estate, the Company believes that it will be in an advantageous position to win new property management engagements due to its existing relationships with large institutional investors and its ability to provide single-source solutions for their multi-market and multi-functional requirements.

    The properties managed by the Company are typically served by locally based teams of property managers and maintenance personnel supported by various corporate level service functions, including technology support and purchasing. Client accounts are typically managed at the Company's national office to assure consistency of quality and to promote greater cross-selling of the Company's services.

    The Company typically receives monthly management fees for the property management services it provides, based upon a specified percentage of the monthly gross income generated from the property under management. In certain cases, the Company's property management agreements entitle it to receive a certain minimum fee based on the net rentable square footage or a percentage of the expected full occupancy fee of the property. The amount of the management fee varies depending upon local market conditions, the leasing engagement, arrangements for expense reimbursements and specific services required. Incentive fees are sometimes negotiated in turnaround or other unusual circumstances. The Company also may be reimbursed for a portion of its administrative and payroll costs directly attributed to the properties under management.

    A typical property management agreement of the Company provides for an indefinite term, but permits the property owner or the Company to terminate the agreement upon thirty days prior written notice. The Company believes that these are customary termination provisions in the industry. The Company historically has been successful in retaining property management agreements, but has lost agreements in circumstances where a property has been sold and the new property owner assumes direct responsibility for managing the property or retains one of the Company's competitors to manage the property. On a portfolio basis, the Company's current average length per property management assignment is approximately 5 years.

BROKERAGE SERVICES

    The Company has historically been an active provider of commercial brokerage services, and in recent years its brokerage business has expanded significantly from an already substantial base. Over the past five years the Company's revenues from brokerage services have increased by over 75%, and in 1996 totalled $72.1 million, or 28.2% of the Company's total revenues. In 1995, the Company was ranked as one of five top brokerage firms nationally by COMMERCIAL PROPERTY NEWS, measured in terms of the number of transactions facilitated. In 1996, the Company facilitated 7,317 sales and lease transactions. The Company currently employs 250 brokers, having added 104 brokerage professionals with an average of approximately nine years of experience since the beginning of 1995.

    The following charts and table show the Company's revenues from its brokerage services business and the number of brokers employed by the Company at year end for each of the last five years:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 REVENUES
1992          $40,540
1993          $47,299
1994          $48,652
1995          $61,960
1996          $72,095
Brokers
1992              125
1993              150
1994              146
1995              195
1996              235

                                 1992       1993       1994       1995       1996
------------------------------------------------------------------------------------
Revenues (000)...............  $  40,540  $  47,299  $  48,652  $  61,960  $  72,095
Brokers......................        125        150        146        195        235

    The Company has historically provided project leasing services (leasing space in real estate owned by clients and managed by the Company) for the properties in its property management portfolio. In 1993 the Company began to expand its brokerage services beyond project leasing to include tenant representation (representing clients seeking to acquire real estate through lease or purchase), investment sales (representing clients buying or selling income producing real estate), listings (representing clients disposing of surplus space) and land sales (representing clients buying or selling unimproved land).

    The Company typically receives fees for brokerage services based on a percentage of the value of the lease or sale transaction. Some transactions may stipulate a fixed fee or include an incentive bonus component based on the performance of the brokerage professional or client satisfaction. Although transaction volume can be subject to economic conditions, brokerage fee structures remain relatively constant through both economic upswings and downturns.

    Project leasing revenues are derived from the steady turnover of tenants in the Company's property management and leasing portfolio of approximately 230 million square feet. Leases terms for these properties average four years, resulting in approximately 57.5 million square feet of space "rolling" each year, providing the Company a commission paid by the owner of the property for renewing the existing tenant's lease or releasing the space to a new tenant. The Company's tenant representation revenues are derived from the other side of the transaction, representing the tenants whose leases are expiring. Listing revenues generally increase in economic downswings as companies dispose of surplus space, while investment sales and land revenues generally increase in economic upswings as available capital drives the trading of income producing properties and corporate demand for additional space drives the purchase of land for new development.

    The Company regards its brokerage force as an integral part of its delivery system for the broad services the Company provides to its client base. Access to a large network of experienced brokers is often a valuable asset when seeking new property management, infrastructure management, development and construction and retail services business. The presence of its brokers in on-site project leasing offices can provide the Company with insights into its customers' non-brokerage real estate needs and early opportunities to capture the client's real estate services business. The sheer number of transactions in which its brokers are involved can also be a source of information from which the Company can seek to identify business opportunities in specific local or regional markets.

    The Company actively engages its brokerage force in the execution of its marketing strategy. Brokerage personnel often work in close concert with the Company's "city leaders," who are the professionals with overall responsibility for operations in all major national markets. Through this arrangement, key personnel are kept abreast of national trends and of the full range of services provided to customers in other areas in the United States and around the world. The ongoing dialogue among these professionals serves to increase their level of expertise, and is supplemented by other more formal education such as that provided at "Trammell Crow University," which offers sales and motivational training as well as direct exposure to personnel from the Company's other lines of business. Moreover, the brokerage force is financially rewarded for cross-selling efforts which result in new engagements for the Company, such as a development project, the acquisition of a new infrastructure management account, or assistance across geographic service lines which enables the Company to acquire additional brokerage business. Brokerage personnel also earn commissions and are eligible for profit sharing programs, participations and other forms of incentive compensation. These incentives are designed to underscore the Company's belief that the brokerage business is often a key point of entry for new clients, and is thus integral to firmwide efforts to cross-sell a full range of services.

    Following the Offering, the Company intends to more aggressively recruit and hire (either individually or through acquisitions) additional brokerage professionals experienced primarily in the areas of investment sales and tenant representation. The Company believes that the quality brand identification of its name, the platform of a full range of services to offer clients, the ability to learn and execute additional real estate services and the Company's incentive-based compensation system which encourages ownership by Company personnel create an environment conducive to attracting the most experienced and capable brokerage professionals.

INFRASTRUCTURE MANAGEMENT SERVICES

    The Company is a leading provider of infrastructure management services to major corporations in the United States and Canada. According to COMMERCIAL PROPERTY NEWS, in 1995 the Company was the largest provider of facilities management services (the Company's primary infrastructure management product) in terms of square feet of property managed. The Company has established multi-year relationships with its infrastructure management services clients, often providing dedicated personnel on-site and integrating its accounting and management information systems with those of its clients. The Company's infrastructure management revenues have grown from $7.1 million in 1992 to $50.8 million in 1996, representing 19.9% of the Company's total 1996 revenues. As of June 30, 1997, the Company served 53 infrastructure management clients utilizing 800 employees to service approximately 13,000 properties encompassing over 72 million square feet.

    The following charts and table show the growth of the Company's infrastructure management services business over the last five years in terms of revenues and earnings before interest, taxes, depreciation and amortization, royalty and consulting fees and profit sharing:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 REVENUES
1992           $7,145
1993          $16,401
1994          $27,063
1995          $38,681
1996          $50,836
EBITDA
1992              151
1993            2,639
1994            3,136
1995            3,717
1996            8,429

($000) UNAUDITED
-------------------------------------------------------------------------------------

                                  1992       1993       1994       1995       1996
-------------------------------------------------------------------------------------
Revenues......................  $   7,145  $  16,401  $  27,063  $  38,681  $  50,836
EBITDA........................        151      2,639      3,136      3,717      8,429

    The goal of the Company's infrastructure management services business is to align the facilities and support services of its clients with their operational and strategic business objectives. Occupancy-related costs frequently represent the largest corporate expense item after compensation and benefits. The Company believes that organizations are increasingly outsourcing their infrastructure management functions to reduce costs, improve profitability, and refocus management and other resources on core competencies.

    The Company administers infrastructure management services through its wholly-owned subsidiary, Trammell Crow Corporate Services, Inc., which combines a centralized administrative, marketing and leadership organization with client-based execution arms. The infrastructure management services offered by the Company consist of (i) strategic services, such as consulting, development, properties portfolio management, real estate asset management, management of accounting and information systems, and organizational and process strategies;
(ii) facility management (the day-to-day maintenance and repair of facilities);
(iii) facility planning and project management (such as construction, space planning, site consolidations, facilities design, moves, adds, and changes, and furniture, signage, and cabling); (iv) transaction services (such as acquisitions, dispositions, project leasing, and subleasing, where, rather than providing services on a transaction-by-transaction basis according to the industry's traditional model, the Company seeks to manage a client's entire firm-wide property acquisition and divestiture program); and (v) office services (such as security, reprographics, mail, cafeteria, shipping and receiving, and reception services, most often provided through a subcontractor).

    The Company offers the following infrastructure management service delivery options: (i) dedicated Company employees located at a client site; (ii) a team of Company employees dedicated to a client but located off the client's site at Company offices; and (iii) a flexible, nationwide network of Company personnel providing the full menu of the Company's real estate services from the Company's city offices. Most of the Company's infrastructure management engagements provide for on-site presence of Company employees, which the Company believes enhances client communication, provides focused personal service, protects the proprietary information of the client and enables the Company to monitor client satisfaction on an ongoing basis.

    The Company has developed expertise in providing infrastructure management services to clients in the financial services, healthcare, oil and gas and technology/communications industries. The growth, consolidation and regulatory changes taking place in these industries have increased the importance of infrastructure management to these corporations and have caused them to seek to improve productivity by rationalizing facilities organization and eliminating redundant assets. The Company believes that there is opportunity to grow by targeting clients within these industries and by developing expertise in additional industries. For example, within the financial services industry, the Company has grown from one client in 1993 to 14 clients as of June 30, 1997, and from 3 million square feet under management in 1993 to approximately 40 million square feet as of June 30, 1997.

    The five largest customers for the Company's infrastructure management services business, measured in 1996 revenues from such customers, were Allegiance Healthcare, Baxter International, Exxon, NationsBank and The Travelers Property and Casualty Company. These customers collectively represent 8.4% of the Company's total revenues in 1996. The Company believes that significant growth opportunity exists within its existing customer base, as only 14 out of 53 existing customers receive three or more types of services from the Company out of the 5 types of infrastructure management services offered.

    The Company seeks to enter into multi-year infrastructure management contracts with its clients. Most contracts are structured so the Company receives a monthly base fee and annual incentives if certain agreed performance targets are satisfied. Most contracts also provide for the reimbursement of client-related personnel costs and associated overhead expenses. In many cases, these revenue sources are augmented by variable commission-based revenues from brokerage, facility planning and project management activities. The Company has renewed all of its infrastructure management contracts that have come up for renewal except one.

DEVELOPMENT AND CONSTRUCTION SERVICES

    Since 1991, the Company has focused its efforts in the commercial real estate development business on providing development and construction services to third party build-to-suit customers and investors in office, industrial and retail projects. While the Company has decreased its economic exposure to the cyclical nature of the real estate investment markets by shifting to a service oriented approach, it has retained the capability to implement active and sizeable development programs, primarily on behalf of its clients, but also for its own account. Based upon information contained in the NATIONAL REAL ESTATE INVESTOR'S 1996 Development Survey, in 1995 the Company was the fourth largest commercial property developer in the United States, measured by square feet under construction. In 1996, revenues from the Company's development and construction business were $29.9 million (consisting of $22.7 million in service revenues, $0.6 million in income from investments in unconsolidated subsidiaries and $6.6 million in gain on disposition of real estate), representing 11.7% of the total revenues for the Company. Since 1992, the Company has developed and redeveloped approximately 33.6 million square feet of projects with aggregate project costs of approximately $1.8 billion. In 1996, the Company started approximately 12.4 million square feet of development projects with an estimated aggregate cost of $626 million.

    The following charts and table show the Company's revenues from its development and construction services business and the square feet of development projects started for each of the past five years:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

         REVENUES
1992                          $21,180
1993                          $14,842
1994                          $20,579
1995                          $25,522
1996                          $29,956
Square Feet of
Development Project Starts
1992                            3,150
1993                            2,829
1994                            5,124
1995                           10,083
1996                           12,408

(000)
------------------------------------------------------------------------------------

                                 1992       1993       1994       1995       1996
------------------------------------------------------------------------------------
Revenues.....................  $  21,180  $  14,842  $  20,579  $  25,522  $  29,956
Square Feet of Project
  Starts.....................      3,150      2,829      5,124     10,083     12,408

    The Company provides its clients with services that are vital in all stages of the development and construction process, including: (i) evaluating project feasibility, budgeting, scheduling and cash flow analysis; (ii) site identification, due diligence and acquisition; (iii) procurement of approvals and permits, including zoning and other entitlements; (iv) coordination of project design and engineering, (v) construction bidding and management and tenant finish coordination; (vi) project close-out and user move coordination;
(vii) general contracting; and (viii) project finance advisory services.

    The Company's development and construction services engagements are typically staffed with a local/ regional team which includes a senior company executive in the role of project general manager and one or more specialists in the areas of physical project development and construction. The Company currently employs approximately 25 senior executives with an average of thirteen years experience in all aspects of sourcing development projects and providing general management and project finance advisory capabilities for those projects. The Company also employs approximately 55 other individuals with an average of more than 10 years experience who are responsible for various aspects of the development process, including the execution of physical development and construction management responsibilities. Following the Offering, the Company intends to dedicate approximately 10 of these full-time employees to promote and oversee its development and construction services business on a national basis while continuing to leverage the expertise and contacts of the Company's local and regional development professionals. This national team will focus on enhancing the value of large scale development projects, mitigating development and construction risk in the Company's portfolio of business and accessing the capital markets to arrange for development programs/funds with institutional investors.

    The Company typically receives a fee for its development services that is based on a negotiated percentage of a project's cost. Incentive bonuses may be received for completing a project under budget and within certain critical time deadlines. The Company has also been flexible in negotiating other incentive compensation arrangements that allow the Company to participate in the investment returns on projects it develops for its clients. The Company may make a co-investment with its clients (typically no more than 5% of a project's full construction and development cost), receive its pro rata return on its investment in the project and also receive an incentive participation in the project because of the Company's role in sourcing the development project and/or executing a variety of services in the development process. The Company's investments or co-investments in real estate projects may result in an ownership interest substantially greater than the general 5% ownership guideline. To facilitate this activity and to further mitigate risk, the Company established two discretionary development and investment funds which, as of April 1996, had raised $24.0 million, of which $17.1 million had been invested in projects with an aggregate construction cost of approximately $201.0 million.

    The market for development and construction services is cyclical and is driven by various economic conditions. The Company believes that current market conditions should increase the short and medium term demand for development services offered by the Company. According to Torto-Wheaton Research, national vacancy rates for suburban office, downtown office and industrial properties have decreased 48.3%, 26.3% and 10.0% respectively. In addition, the demand for commercial real estate properties in these markets has increased over the last several years, driven mainly by the acquisition activities of buyers, including real estate investment trusts and other investors. Finally, the current values of development properties are often meeting and exceeding the replacement costs for those properties, while construction costs remain relatively stable.

    The Company's development activities generate business opportunities for the Company's other service lines which will support the Company's earnings when development and construction revenues decrease as a result of market conditions. Because the Company provides development and construction services to third parties, including clients who invest in build-to-suit projects, the Company believes that the adverse effect on its revenues when speculative development activities are curtailed in a market down cycle should be mitigated. In addition, because the Company's overhead expenses for this business line are relatively small (representing only 8.2% of the Company's total operating costs and expenses in 1996), the Company believes that the adverse effect of a market down cycle on its earnings should not be as material as it would be for other firms whose development overhead expenses constitute a greater portion of their cost structure. When development activity reaches a down cycle in the future, the Company intends to use professionals from its development and construction services business to pursue opportunistic property acquisitions with its established capital partners.

RETAIL SERVICES

    Retail services is the Company's newest business, and is poised for increased growth following the acquisition of a leading service provider. The Company's retail services business focuses on providing comprehensive real estate services to major retailers and retail real estate owners. In 1996, the Company formed a subsidiary, Trammell Crow Retail Services, Inc. ("TCRS"), to consolidate the focus of the Company's retail services management group and to take better advantage of market growth opportunities. The Company believes that by providing its full array of real estate services through TCRS, it is able to better serve its national retail customers (who demand specialized property and market knowledge) and compete with other service providers whose sole focus is a retail customer base. In furtherance of its goal to be the leading national retail real estate company, in August 1997 the Company acquired the business of Doppelt & Company, which the Company considers to be one of the premier national tenant representation firms in the United States. Doppelt has been in operation since 1981 and has specialized in supplementing or, in some cases, replacing the real estate departments of retail companies by providing tenant representation and lease disposition services to clients such as OfficeMax, HomePlace, TJX and General Nutrition Centers. The Company's revenues from retail services in 1996 were $2.4 million, representing 0.9% of the Company's total revenues for 1996. After giving pro forma effect to the Doppelt Acquisition as of January 1, 1996, the Company's revenues from its retail service business in 1996 would have been $11.4 million.

    The primary services provided to the Company's retail clients include brokerage services, such as tenant representation for site acquisition and surplus space dispositions, and development services, such as predevelopment activities, project finance advisory services and construction oversight. The Company also acquires, rehabilitates and sells certain retail properties which the Company believes to be undervalued. In the future, the Company will seek to combine the expertise of its retail business leaders with that of its development services personnel to formulate programs for developing retail assets, both for the Company's account and for the account of third parties, including third parties in which the Company may own an equity interest.

    As of July 30, 1997, the Company provided retail services to over 25 retail customers and has developed more than 17 build-to-suit projects through TCRS and its subsidiaries. The 10 largest customers for the Company's retail services business in terms of 1996 revenues, after giving pro forma effect to the Doppelt Acquisition, were Best Buy, Fretter, General Nutrition Centers, Home Depot, HomePlace, OfficeMax, PETsMART, Tandy, TJX and West Marine. These customers, on a pro forma basis, collectively generated $9.1 million of the Company's revenues in 1996. Although the Company is specifically focused on expanding its retail client base, the Company also believes that there are significant opportunities to provide additional services to its existing retail clients. Of the 37 major national retail clients that have engaged the Company's retail services business since 1993, 25 clients continue to use the Company for the same services on additional retail projects. Another eight of these major clients have added new services.

    The Company delivers tenant representation services and disposition services through TCRS utilizing a network of the Company's local brokers (including those formerly employed by Doppelt & Company) and third-party providers. The Company generates commission revenue from these services which are shared with brokers in the local markets. The Company believes that the Doppelt Acquisition will enhance its ability to recruit brokerage professionals, build its local retail brokerage capabilities and capture a greater portion of these commission revenues.

    Development services are delivered through BTS, Inc., the Company's national retail build-to-suit subsidiary. BTS, Inc. specializes in predevelopment activities, including land acquisition and procurement of entitlements. For its development services to third parties, the Company typically earns a base fee plus an incentive fee that is paid out of the sale proceeds upon project completion.

    The Company intends to establish a fund to acquire freestanding retail properties and resell those properties within an anticipated hold period of no more than six months after their acquisition. The Company's goal will be to generate revenue through this activity by collecting rental income during the period that the asset is owned and by capturing a spread on the purchase and sale of the properties. The Company also intends to make selective investments in retail real estate projects for its own account. The Company believes that, by providing real estate services to its national retail customers, it has developed a proficiency in identifying retail investment opportunities and formulating and implementing retail development programs.

EMPLOYEES

    As of July 31, 1997, the Company had approximately 2,900 employees. Employees of the Company at certain properties located in the San Francisco, California metropolitan market are currently represented by a labor union. Management believes that its ongoing labor relations are good. The collective bargaining agreement with employees with Tri-State Center I, Inc. and Tri-State Center II, Inc., both affiliates of the Company, will expire on May 31, 1998, and the collective bargaining agreement with employees of Itasca Center III, L.P. and Urban Center XI, L.P., both affiliates of the Company, will expire on May 31, 1998.

INSURANCE

    The Company has the types of insurance coverage, including comprehensive general liability and excess umbrella liability insurance, that it believes are appropriate for a company in the lines of business in which it operates. The Company's management will use its discretion in determining the amounts, coverage limits and deductibility provisions of appropriate insurance coverage on the Company's properties and operations at a reasonable cost and on suitable terms. This might result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full value of the damages suffered by the Company.

FACILITIES

    The Company's executive offices are located at 2001 Ross Avenue, 3400 Trammell Crow Center, Dallas, Texas 75201 and consist of approximately 25,000 square feet of leased office space. The Company's telephone number at such address is (214) 863-3000. The Company's lease at its executive offices will expire on December 31, 1999.

TRADEMARKS

    The trade name "Trammell Crow" is material to the Company's business. Prior to the Offering, the Company licensed the use of all Trammell Crow Company business and trade names from Crow Family, pursuant to a Royalty Agreement. Upon the closing of the Offering, the Company will terminate the Royalty Agreement and will enter into a License Agreement with respect to such business and trade names. See "Certain Transactions--Royalty Agreement and License Agreement."

LEGAL PROCEEDINGS

    From time to time, the Company is involved in litigation incidental to its business. In the Company's opinion, no litigation to which the Company is currently a party, if decided adversely to the Company, is likely to have a materially adverse effect on the Company's results of operation or financial condition.

ENVIRONMENTAL LIABILITY

    Under various federal, state, local and foreign environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances, on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. The presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The operation and removal of certain underground storage tanks also are regulated by federal and state laws. In connection with the ownership and operation of its properties, including properties owned, leased or managed by the Company, the Company could be held liable for the cost of remedial action with respect to such regulated substances and storage tanks and claims related to them. In addition to clean-up actions brought by federal, state and local agencies, the presence of hazardous or toxic substances on a property also could result in personal injury or similar claims by private plaintiffs. There can be no assurance that federal, state and local agencies or private plaintiffs will not bring such actions in the future, or that such actions, if adversely resolved, would not have a material adverse effect on the Company's business and results of operations.

    Some of the properties owned, operated, or managed by the Company are on, adjacent to or near properties that have contained in the past, or currently contain, underground and/or above-ground storage tanks used to store regulated substances such as petroleum products or other hazardous or toxic substances. Some of the properties owned, operated or managed by the Company are in the vicinity of properties which are currently, or have been, subject to releases of regulated substances and remediation activity, and the Company is currently aware of several properties owned, operated or managed by the Company which may be impacted by regulated substances which may have migrated from adjacent or nearby properties or which may be within the borders of areas suspected to be impacted by regional groundwater contamination. In addition, the Company is aware of the presence or the potential presence of regulated substances at several properties owned, operated or managed by it which may have resulted from historical or ongoing soil or groundwater activities on those properties. Based on the information available to date, the Company believes that the environmental issues described above are being or have been appropriately managed and will not have a material adverse effect on the Company.

    There can be no assurance that environmental liabilities or claims will not adversely affect the Company in the future.

GOVERNMENT REGULATION

    The Company and its brokers, salespersons and, in some instances, property managers are regulated by the states in which they do business. These regulations include licensing procedures, prescribed fiduciary responsibilities and anti-fraud prohibitions. The Company's activities are also subject to various federal and state fair advertising, trade, housing and real estate settlement laws and regulations and are affected by laws and regulations relating to real estate and real estate finance and development. In particular, a number of states and localities have imposed environmental controls and zoning restrictions on the development of real estate.

    The Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. The Company believes that it has the necessary permits and approvals to operate each of its properties and their respective businesses.

    Under the Americans with Disabilities Act of 1990, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that its properties in which it holds an equity interest are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND NOMINEES

    The following table sets forth certain information regarding the Board of Directors and executive officers of the Company, including their respective ages as of July 31, 1997.

NAME                                   AGE                                      TITLE
----------------------------------     ---     ------------------------------------------------------------------------
George L. Lippe...................     42      Chief Executive Officer, President and Director
H. Pryor Blackwell................     36      Executive Vice President and Chief Operating Officer of Western
                                                 Operations
William F. Concannon..............     41      President and Chief Executive Officer of Trammell Crow Corporate
                                                 Services, Inc.
William C. Maddux.................     42      Executive Vice President and Chief Operating Officer of Eastern
                                                 Operations
Asuka Nakahara....................     41      Executive Vice President and Chief Financial Officer
William Rothacker.................     46      President and Chief Executive Officer of Trammell Crow Retail Services,
                                                 Inc.
Robert E. Sulentic................     40      Executive Vice President and National Director of Development and
                                                 Investment
Harlan R. Crow....................     47      Director
J. McDonald Williams..............     56      Director

    GEORGE L. LIPPE has been a director of the Company since its inception and has served as President and Chief Executive Officer of the Company since January 1996. From 1995 to 1996, Mr. Lippe served as Executive Vice President of Operations of the Company. From 1990 to date, Mr. Lippe served as President and Chief Executive Officer of the Company's Midwest Region. Mr. Lippe has served in various capacities with the Company since 1978.

    H. PRYOR BLACKWELL has served as Executive Vice President and Chief Operating Officer of the Company's Western Operations since July 1997 and President and Chief Executive Officer of Trammell Crow Dallas/Fort Worth, Inc. and Trammell Crow Dallas Industrial, Inc. since 1993. Mr. Blackwell has served on the Board of Directors of the Predecessor Company since 1993 and as a member of the Board of Directors served on the operating committee, investment committee and audit committee of the Predecessor Company. From 1991 to 1993, Mr. Blackwell served as President and Chief Executive Officer of Trammell Crow Central Office Group, Inc. From 1987 to 1990, Mr. Blackwell served as the Partner in charge of the Company's Downtown (Dallas) Office Division. Mr. Blackwell served as the Company's Marketing Principal from 1986 to 1987 and Leasing Agent from 1984 to 1986.

    WILLIAM F. CONCANNON has been President and Chief Executive Officer of Trammell Crow Corporate Services since July of 1991. He has been with the Company since April 1986. Mr. Concannon has served as a Member of the Board of Directors of the Predecessor Company since 1991. He joined Trammell Crow as Vice President of National Marketing in 1986 and later in 1990 became Director and Partner in charge of Trammell Crow Corporate Services. Mr. Concannon established the Canadian Corporate Services business for the Company in 1994, under the name Primaris Corporate Services, Ltd.

    WILLIAM C. MADDUX has served as Executive Vice President and Chief Operating Officer of the Company's Eastern Operations since July 1997. Since 1992, Mr. Maddux has served as the President of Trammell Crow MW, Inc., and has had responsibility for overseeing the Company's operations in Illinois, Indiana, Michigan and Wisconsin since that time. Mr. Maddux served the Company in various other capacities from 1985 to 1992, including Partner in charge of the Company's Carolina's division from 1988 to 1992, Marketing Principal in charge of the Company's Oklahoma City operations from 1987 to 1988 and a Leasing Agent in the Company's Oklahoma City office from 1985 to 1987.

    ASUKA NAKAHARA has served as Executive Vice President and Chief Financial Officer the Company since January 1996. During 1995, Mr. Nakahara served as the Company's Executive Vice President in charge of National Programs. Mr. Nakahara served as President and Chief Executive Officer of Trammell Crow Northeast, Inc. from 1991 to 1995. Mr. Nakahara served as the Northeast Regional Partner for the Company from 1987 to 1991. Mr. Nakahara served the Company in various other capacities from 1980 to 1987, including Operating Partner in charge of the Company's Philadelphia division from 1985 to 1987, Finance Associate and Partner in Houston from 1983 to 1984, and Project Manager in Houston from 1980 to 1983.

    WILLIAM ROTHACKER has been President and Chief Executive Officer of Trammell Crow Retail Services since its formation in December 1996. Since 1994, Mr. Rothacker has been President of Trammell Crow Denver and has had responsibility for overseeing the Company's operations in New Mexico and Arizona. Mr. Rothacker has served on the Predecessor Company's Operating Committee and as Chairman of its Retail Committee since 1994. Mr. Rothacker served as Managing Director in charge of Denver from 1991 to 1994. From 1987 to 1991, Mr. Rothacker served as Partner in charge of the Denver Division. Mr. Rothacker served as Partner in charge of the Denver Retail division from 1983 to 1986 and as a Leasing Agent in Denver from 1980 to 1983.

    ROBERT E. SULENTIC has served as the Company's Executive Vice President and National Director of Development and Investment since July 1997 and President of Trammell Crow NE, Inc. since 1995. Mr. Sulentic has served on the Predecessor Company's Operating Committee and as Chairman of its Development Committee since 1994. From 1991 to 1994, Mr. Sulentic served as Managing Director in charge of Trammell Crow Company's Philadelphia Division. From 1987 to 1990, Mr. Sulentic served as the Partner in charge of the Company's New Jersey Division. Mr. Sulentic served in Houston as a Marketing Director for the Company in 1986 and 1987 and as a Leasing Agent in 1984 and 1985.

    HARLAN R. CROW has been a director of the Company since its inception. Mr. Crow is the Chief Executive Officer of Trammell Crow Interests Company, d/b/a Crow Family Holdings, a private investment company managing investments in a variety of real estate-related and other businesses, a position he has held since 1986. Mr. Crow currently serves as a Director of Homegate Hospitality, Inc. and Wyndham Hotel Corporation. In any given year within the past five years, Mr. Crow has indirectly owned interests in over 1,000 partnerships (or affiliates of partnerships) or corporations. In the past five years, Mr. Crow was a general partner, officer or director in approximately 100 partnerships or corporations, or affiliates of such partnerships or corporations, that filed for protection under federal bankruptcy laws. In addition, in the past five years, Mr. Crow was a general partner, executive officer or director in approximately 13 partnerships or corporations, or affiliates of such partnerships or corporations, that were placed in receivership.

    J. MCDONALD WILLIAMS has been a director of the Company since its inception and has served as Chairman of the Board of Directors of the Predecessor Company from August 1994 to the present. Mr. Williams served as President and Chief Executive Officer of the Company from 1991 to 1994. From 1977 to 1991, Mr. Williams served as Managing Partner of the Predecessor Company. From 1973 to 1977 Mr. Williams was Partner, Overseas Projects for the Company. Mr. Williams is a member of the Board of Directors of A.H. Belo Corporation, Mitchell Energy & Development Corporation and Blanks Color Imaging, Inc. In any given year within the past five years, Mr. Williams has indirectly owned interests in over 1,000 partnerships (or affiliates of partnerships) or corporations. In the past five years, Mr. Williams was a general partner, officer or director in approximately 100 partnerships or corporations, or affiliates of such partnerships or corporations, that filed for protection under federal bankruptcy laws. In addition, in the past five years, Mr. Williams was a general partner, executive officer or director in approximately 13 partnerships or corporations, or affiliates of such partnerships or corporations, that were placed in receivership.

DIRECTORS

    The Certificate of Incorporation in effect immediately after the closing of the Offering will provide, among other things, for a Board of Directors divided into three classes, designated Class I, Class II and Class III. Directors serve for staggered terms of three years each, except that initially the Class I Directors will serve until the Company's 1998 annual meeting of stockholders, the Class II Directors until the 1999 annual meeting and the Class III Directors until the 2000 annual meeting. As set forth in the Certificate of Incorporation, the Class I Director is George L. Lippe, the Class II Director is Harlan R. Crow, and the Class III Director is J. McDonald Williams. The Company will appoint six additional directors prior to the closing of the Offering, and at least five of the nine directors in office at the closing of the Offering will not be employees of the Company.

    COMMITTEES

    The Board of Directors of the Company has established an Audit Committee and a Compensation Committee.

    The Audit Committee's functions include recommending to the Board of Directors the engagement of the Company's independent public accountants, reviewing with such accountants the plans for and the results and scope of their auditing engagement and certain other matters relating to their services provided to the Company, including the independence of such accountants.
              and               are members of the Audit Committee.

    The Compensation Committee, on behalf of the Board of Directors, reviews the compensation of executive officers and administers the Company's incentive and
stock option plans.               and               are members of the
Compensation Committee.

    DIRECTOR COMPENSATION

    Prior to the Offering, the Company's directors had not received compensation for their services as directors. After the closing of the Offering, the Company's non-employee directors will be paid a retainer of $25,000 for their service on the Board of Directors, and members of Board committees are to be paid a fee of $1,000 ($2,000 for committee chairs) for each committee meeting attended. In addition to the retainer, non-employee directors are eligible to receive annual stock option grants under the Long-Term Incentive Plan. See "Management--Long-Term Incentive Plan--Non-Employee Directors." In addition, directors are reimbursed for expenses incurred in connection with their attendance at Board of Directors and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1996, the Compensation Committee of the Predecessor Company consisted of Messrs. James Carreker, Harlan Crow, Bowen W. McCoy and J. McDonald Williams. Messrs. Carreker, Crow and Williams were all members of the Board of Directors of the Predecessor Company during their service on the Compensation Committee.

    Prior to the Reincorporation Transactions, certain members of the Board of Directors, or their affiliates, entered into certain transactions with the Company as described under the caption "Certain Transactions" below.

EXECUTIVE COMPENSATION

    The following table sets forth certain information for the year ended December 31, 1996, concerning the cash and non-cash compensation earned by or awarded, to the Chief Executive Officer of the Company and each of the other four most highly compensated executive officers of the Company whose aggregate remuneration for services rendered to the Company during the year ended December 31, 1996 exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                         ANNUAL COMPENSATION        LONG TERM
                                                                                                  COMPENSATION
NAME AND                                                                 --------------------  -------------------
PRINCIPAL POSITION                                                       SALARY($)  BONUS($)   LTIP PAYOUTS($)(1)
-----------------------------------------------------------------------  ---------  ---------  -------------------
George L. Lippe, CEO...................................................    350,000    175,000          778,290
H. Pryor Blackwell, Chief Operating Officer of Western Operations......    210,000     99,750          474,295
Asuka Nakahara, CFO....................................................    250,000    125,000          413,316
William F. Concannon, CEO of TCCS......................................    210,000    105,000          502,762
William Rothacker, CEO of TCRS.........................................    190,000     90,000          --

------------------------------

(1) Reflects distributions made from the 1995 Profit Sharing Plan in 1996 for amounts earned in 1996 and prior years.

    The following are the dollar amounts of increases to the Profit Sharing Account (as hereinafter defined) for each of the Named Executive Officers under the 1995 Profit Sharing Plan (as hereinafter defined) for the year ended December 31, 1996, together with the number of interests in Business Units (as hereinafter defined) and Projects (as hereinafter defined) on which such increases are based: Mr. Lippe $649,430, 32, 63; Mr. Blackwell $267,754, 4, 10; Mr. Nakahara $321,527, 32, 60; Mr. Concannon $213,823, 32, 58; and Mr. Rothacker $429,761, 3, 9; respectively. Payouts of awards under the 1995 Profit Sharing Plan are subject to certain restrictions. See "--1995 Profit Sharing Plan."

LONG-TERM INCENTIVE PLAN

    The description set forth below represents a summary of the principal terms and conditions of the Trammell Crow Company Long-Term Incentive Plan (the "Long-Term Incentive Plan") and does not purport to be complete. The description is qualified in its entirety by reference to the Long-Term Incentive Plan, which has been filed as an exhibit to the Registration Statement.

    OVERVIEW. The purpose of the Long-Term Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company to remain in the service to the Company, to extend to those persons the opportunity to acquire a proprietary interest in the Company so that they will apply their best efforts for the benefit of the Company and to aid the Company in attracting able persons to enter the service of the Company. The Company may grant awards with respect to shares of Common Stock under the Long-Term Incentive Plan to officers, directors, employees and certain consultants and advisors of the Company or a subsidiary of the Company (as used for the Long-Term Incentive Plan, a "Participant"). The awards under the Long-Term Incentive Plan include (i) incentive stock options ("ISOs") qualified as such under the Internal Revenue Code of 1986, as amended (the "Code"), (ii) stock options that do not qualify as incentive stock options, (iii) stock appreciation rights ("SARs"), (iv) restricted stock awards, and (v) performance units.

    SHARE AUTHORIZATION. The number of shares of Common Stock that may be subject to outstanding awards under the Long-Term Incentive Plan is equal to shares of Common Stock. The number of shares of Common Stock authorized under the Long-Term Incentive Plan and the number of shares subject to an award under the Long-Term Incentive Plan will be adjusted for stock splits, stock dividends, recapitalizations, mergers and other changes affecting the capital stock of the Company.

    INITIAL AWARDS.  Concurrent with the closing of the Offering, the Company
will grant options to acquire an aggregate of         shares of Common Stock to
certain employees. The exercise price for such stock options will be the initial public offering price on the cover page of this Prospectus. The stock option grants include grants to each of the executive officers of the Company of the right to acquire shares and a grant to Mr. Williams of the right to acquire shares. These options will vest ratably over a three-year period.

    ADMINISTRATION. The Long-Term Incentive Plan will be administered by the Board of Directors; provided, however, that the Board of Directors may delegate any or all of its duties to a committee of the Board of Directors (as used in this description of the Long-Term Incentive Plan, the "Committee"). The Company anticipates that the Compensation Committee will administer the Long-Term Incentive Plan. The Committee has broad discretion to administer the Long-Term Incentive Plan, interpret its provisions, and adopt policies for implementing the Long-Term Incentive Plan. This discretion includes the ability to select the recipient of an award, determine the type and amount of each award, establish the terms of each award, accelerate vesting or exercisability of an award, extend the exercise period for an award, determine whether performance conditions have been satisfied, permit the transfer of an award to family trusts and other persons and otherwise modify or amend any award under the Long-Term Incentive Plan.

    STOCK OPTIONS. The Committee determines the exercise price of each option granted under the Long-Term Incentive Plan. The exercise price for an ISO must not be less than the fair market value of the Common Stock on the date of grant, and the exercise price of non-qualified stock options must not be less than 85% of the fair market value of the Common Stock on the date of grant. Stock options may be exercised as the Committee determines, but not later than ten years from the date of grant in the case of ISOs. At the discretion of the Committee, holders may use shares of Common Stock to pay the exercise price, including shares issuable upon exercise of the option.

    SARS. A SAR may be awarded in connection with or separate from a stock option. A SAR is the right to receive an amount in cash or Common Stock (or a combination of cash and Common Stock) equal to the excess of the fair market value of a share of the Common Stock on the date of exercise over the exercise price specified in the agreement governing the SAR (for SARs not granted in connection with a stock option) or the exercise price of the related stock option (for SARs granted in connection with a stock option). A SAR granted in connection with a stock option will require the holder, upon exercise, to surrender the related stock option or portion thereof relating to the number of shares for which the SAR is exercised. The surrendered stock option or portion will then cease to be exercisable. Such a SAR is exercisable or transferable only to the extent that the related stock option is exercisable or transferable. A SAR granted independently of a stock option will be exercisable as the Committee determines. The Committee may limit the amount payable upon exercise of any SAR. SARs may be paid in cash or stock, as the Committee provides in the agreement governing the SAR.

    RESTRICTED STOCK AWARDS. A restricted stock award is a grant of shares of Common Stock that are nontransferable or subject to risk of forfeiture until specific conditions are met. The restrictions will lapse in accordance with a schedule or other conditions as the Committee determines. During the restriction period, the holder of a restricted stock award may, in the Committee's discretion, have certain rights as a stockholder, including the right to vote the stock and receive dividends and other distributions paid on that stock.

    PERFORMANCE UNITS. Performance units are performance-based awards payable in cash, Common Stock, or a combination of both. The Committee may select any performance measure or combination of measures as conditions for cash payments or stock issuances under the Long-Term Incentive Plan.

ASSUMED OPTION PLAN

    In connection with the Reincorporation Transactions, the Company has agreed to assume, at the Effective Time, the Trammell Crow Company 1997 Stock Option Plan (the "Assumed Option Plan" or the "1997 Plan"). The description set forth below represents a summary of the principal terms and conditions of the Assumed Option Plan. The description is qualified in its entirety by reference to the Assumed Option Plan, which has been filed as an exhibit to the Registration Statement.

    ADMINISTRATION. The Assumed Option Plan will be administered by the Board of Directors; provided, however, that the Board of Directors may delegate any or all of its duties under the Assumed Option Plan to a committee of the Board of Directors or to any officer or committee of officers of the Company. The Company anticipates that the Compensation Committee will administer the Assumed Option Plan.

    ELIGIBILITY. Each employee of the Company or a subsidiary of the Company is eligible to participate in the Assumed Option Plan. The Compensation Committee has selected the persons, whom it identifies as having a direct and significant effect on the performance of the Company or a subsidiary of the Company, to be granted awards or options pursuant to the Assumed Option Plan (as used for the Assumed Option Plan, the "Participants").

    SHARE AUTHORIZATION. The number of shares of Common Stock that may be subject to outstanding awards under the Assumed Option Plan is equal to 1,626 shares of Common Stock. The number of shares of Common Stock authorized under the Assumed Option Plan and the number of shares subject to an award under the Assumed Option Plan will be adjusted for stock splits, stock dividends, recapitalizations, mergers and other changes affecting the capital stock of the Company.

    STOCK OPTIONS. Options granted under the Assumed Option Plan are nonqualified stock options. A stock option entitles the Participant to purchase shares of Common Stock from the Company at the exercise price. The exercise price may be paid in cash, with shares of Common Stock or with a combination of cash and Common Stock. The options will expire within ten years from the date of grant. In addition, the Compensation Committee may specify that an option will terminate prior to the end of its stated term upon termination of employment, disability or death. If the employment relationship is terminated for any reason, any options that are not then vested will be forfeited.

    INITIAL AWARDS AND ASSUMPTION OF AWARDS. On August 1, 1997, the Predecessor Company granted options under the Assumed Option Plan to acquire an aggregate of 1,626 shares of Common Stock to certain employees, which constitutes all shares authorized under the Assumed Option Plan. At the Effective Time, the Company will assume the Predecessor Company's obligations with respect to all such options issued pursuant to the Assumed Option Plan, and the Company will
thereafter be obligated to issue up to an aggregate of         shares of Common
Stock at a price of $    per share upon the exercise of such options. All of
such options will vest upon the closing of the Offering and will become exercisable 30 days thereafter. Because of the difference between the exercise price of each assumed option and the initial price to the public in the Offering, the Company expects to recognize a non-cash, non-recurring charge to earnings of approximately $26.4 million in the third quarter of its 1997 fiscal
year. The Predecessor Company granted an option to acquire       shares to Mr.
Concannon, a Named Executive Officer. No option will be granted under the Assumed Option Plan following the closing of the Offering.

1995 PROFIT SHARING PLAN

    Concurrently with the consummation of the Offering, the Company will terminate any future awards under its 1995 Profit Sharing Plan (the "1995 Profit Sharing Plan"). Set forth below is a general discussion of the terms of the Profit Sharing Plan.

    The basic accounting units for purposes of the 1995 Profit Sharing Plan are Business Units and Projects. Business Units are designated based upon recommendations by profit sharing unit leaders to the Chief Executive Officer and are generally determined by geography or line-of-business. Similarly, a Project represents a particular real estate project in which the Company owns an equity interest. Profit Sharing Unit economic interest generally consists of multiple Business Units and Projects.

    A profit sharing account ("Profit Sharing Account") is maintained for each participant (for the purposes of this section, a "Participant") within a Profit Sharing Unit. Each Participant's Profit Sharing Account is adjusted to reflect the operational results of each constituent Business Unit in which the Participant has been allocated a percentage economic interest (a "Business Unit Percentage") and each constituent Project in which the Participant has been allocated a percentage economic interest (a "Project Percentage"). The Profit Sharing Accounts do not represent any current right to assets of the Company. In a profitable year, each of a Participant's Profit Sharing Accounts is increased by a fraction of the Earnings Before Profit Sharing ("EBPS") of the appropriate Business Units and Projects. In an unprofitable year, EBPS of a given Business Unit or Project may be negative, in which case each Participant's Profit Sharing Account will decrease. In addition, various adjustments to Profit Sharing Accounts may be made to reflect the profits intended to be shared with the Participant. Prior to retirement, a Participant may receive distributions which are deducted from his Profit Sharing Account balances. Distributions will generally be limited to a portion of the current year's EBPS. Payment of these distributions may also be limited by liquidity concerns of the Company, potential negative Profit Sharing Accounts for individuals, and obligations to pay retired Participants or former stockholders.

    DISTRIBUTIONS BEFORE RETIREMENT. For each year, Participants have generally received two kinds of distributions: (i) for each Project, distributions in proportion to their Project Percentages ("Project Distributions"); and (ii) for each Profit Sharing Unit, distributions in proportion to their Profit Sharing Account balances ("Current Distributions"). Current Distributions may not exceed the available cash of a Profit Sharing Unit after being reduced by certain priority payments. Thus, a Participant in a profitable Business Unit may have a Current Distribution limited if current earnings or available cash is reduced by the results of an unprofitable Business Unit in the same Profit Sharing Unit. Similarly, Project Distributions generally may not exceed a set percentage of the current earnings of the Project. Current Distributions or Project Distributions will be made to a Participant only to the extent that the Participant's Profit Sharing Account balance is positive after aggregating all individual Business Units and Projects. Thus, all distributions made from a positive Profit Sharing Unit will be offset against any Profit Sharing Unit in which the Participant has a negative account balance if the Participant does not have a positive net Profit Sharing Account balance. Finally, both Current Distributions and Project Distributions may be limited by other factors, including the overall solvency of the applicable Profit Sharing Unit.

    RETIRED PARTICIPANTS. Upon termination of employment, death or disability, a Participant, subject to certain vesting requirements, is entitled to receive the amounts, subject to the payment restrictions under the Profit Sharing Plan, currently held in such Participant's Profit Sharing Account, which account is converted into a retirement account (a "Retirement Account"). After conversion into a Retirement Account, a Participant has no further Business Unit interests after the last day of the profit sharing period in which his retirement occurs, but will continue to have existing Project interests. A retired Participant may, subject to limitations, receive two types of payments from his/her Retirement Account, (i) Basic Distributions and (ii) Project Distributions, if retired before January 1, 1995. The Profit Sharing Plan vests over a graduated period such that if a Participant retires before the fifth anniversary of the December 31st first following the date on which he first becomes a Participant, his/her Retirement Account and Project Percentage will be reduced as follows: to 1% if he/she retires before the first anniversary, to 20% if he/she retires before the second anniversary, to 40% if he/she retires before the third anniversary, to 60% if he/ she retires before the fourth anniversary; and to 80% if he/she retires before the fifth anniversary.

    Retired Participants will receive Basic Distributions equal to (a) the amount of such Basic Distribution partially accelerated to 10% of such participant's Retirement Balance as of his/her Retirement Date or (b) the Basic Distribution otherwise distributable to such participant by reason of a distribution by the applicable Profit Sharing Unit, whichever is greater, subject to certain limitations. For participants who retire on or after January 1, 1996 (a "Post '95 Retired Participant"), upon the occurrence of the fifth anniversary of the Retirement Date, no distributions will be made to other Participants, except Retired Participants, in that Profit Sharing Unit until such Retired Participant's Retirement Account is reduced to zero. If more than one Post '95 Retired Participant has reached the fifth anniversary of his/her Retirement Date, all such Post '95 Retired Participants will share proportionately based upon their respective Retirement Account balances. With respect to any participant who retired prior to January 1, 1996 (a "Pre '96 Retired Participant"), upon the seventh anniversary of his/her Retirement Date, no Post '95 Retired

Participant will receive any Basic Distribution until the Pre '96 Retired Participant has received his/her balance in full or until the Post '95 Retired Participant has reached the seventh anniversary of his Retirement Date (whereupon such Post '95 Retired Participant shall be treated the same as a Pre '96 Retired Participant), whichever shall first occur.

    The accelerated Basic Distributions will be limited to the Available Cash of the applicable Profit Sharing Unit and other limitations contained in the 1995 Profit Sharing Plan, including a limit on Basic Distributions to Retired Participants of 24% of Available Cash of the applicable Profit Sharing Unit. In computing Available Cash, reserves must include anticipated royalty payments under the Royalty Agreement and anticipated common dividends based on the most current dividend policy of the Company. In the absence of such policy, reserves for common dividends are established by the Chief Executive Officer in his sole discretion. Further, the Chief Executive Officer may, in his sole discretion, adjust the working capital reserves established by each Profit Sharing Unit in the manner he deems appropriate.

    TERMINATION OF FUTURE AWARDS. After the consummation of the Offering, the Company will not grant any future awards under the Profit Sharing Plan. All deferred and accrued earnings associated with the Profit Sharing Units and Business Units under the Profit Sharing Plan will be paid to the current Participants, and when all such amounts have been paid, the Company will have no further obligation to Participants. With respect to Retired Participants, the Company will continue to make Project Distributions until the completion of the particular Project.

401(K) PLAN

    The Company sponsors a retirement plan called the Trammell Crow Company Retirement Savings Plan (the "401(k) Plan"). The total assets as of December 31, 1996, held by the 401(k) Plan were valued at approximately $43.1 million. The trustee for the 401(k) Plan is Asuka Nakahara. Employees (including members of management) are eligible to make voluntary contributions under the 401(k) Plan of up to 15% of their annual compensation, subject to the applicable limitations of the Code. The Company is permitted to make a discretionary contribution to the 401(k) Plan each fiscal quarter which will be allocated among participants as a matching contribution based on their contributions under the 401(k) Plan. The Company policy is to match the lesser of (i) 50% of all contributions up to 6% of an employee's contribution and (ii) $4,500 per year. The 401(k) Plan permits employees to direct investments of their accounts among a selection of mutual funds. The 401(k) Plan is intended to qualify as a profit sharing plan under 401(a) and 401(k) of the Code.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    Prior to completion of the Offering, the Company intends to enter into indemnification agreements with each of its executive officers and directors. Pursuant to such agreements, the Company will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Company or assumed certain responsibilities at the direction of the Company.

                              CERTAIN TRANSACTIONS

REINCORPORATION TRANSACTIONS

    In connection with the Reincorporation Transactions, the current
stockholders of the Company will receive         million shares of Common Stock,
constituting approximately     % of the outstanding Common Stock after the
Offering. See "Principal Stockholders."

    On August 1, 1997, the Predecessor Company granted options under the Assumed Option Plan to acquire an aggregate of 1,626 shares of Common Stock to certain employees, which constitutes all shares authorized under the Assumed Option Plan. At the Effective Time, the Company will assume the Predecessor Company's obligations with respect to all such options issued pursuant to the Assumed Option Plan, and the Company will thereafter be obligated to issue up to an
aggregate of         shares of Common Stock at a price of $    per share upon
the exercise of such options. All of such options will vest upon the closing of the Offering and will become exercisable 30 days thereafter. Because of the difference between the exercise price of each assumed option and the initial price to the public in the Offering, the Company expects to recognize a non-cash, non-recurring charge to earnings of approximately $26.4 million in the third quarter of its 1997 fiscal year. The Company will assume an option to
acquire         shares granted to Mr. Concannon, a Named Executive Officer. No option will be granted under the Assumed Option Plan following the closing of the Offering.

    Concurrent with the closing of the Offering, the Company granted options
under the Long-Term Incentive Plan to acquire an aggregate of         shares of
Common Stock to certain employees. The exercise price for such stock options was the initial public offering price on the cover page of this Prospectus. The stock option grants include grants to each of the executive officers of the
Company to acquire         shares and a grant to Mr. Williams to acquire
        shares. The options will vest ratably over a three-year period.

ROYALTY AGREEMENT AND LICENSE AGREEMENT

    Pursuant to a Royalty Agreement entered into between Mr. Trammell Crow, as an individual, and the Company on January 1, 1991, as ultimately assigned to Crow Family Partnership, L.P. on January 3, 1994, Mr. Trammell Crow granted to the Company the exclusive right and license to use any of the Trammell Crow Company business or trade names, or any acronym or abbreviation thereof, in any business developing, acquiring, managing, financing, owning or investing in real estate for office, industrial or retail use in the United States or Canada. Payments under the Royalty Agreement were approximately $2,172,000, $2,382,000 and $1,194,000 in 1996, 1995, and 1994, respectively.

    The Company and Crow Family have agreed that immediately prior to the closing of the Offering and upon termination by Crow Family and the Predecessor Company of the Royalty Agreement, they will enter into a License Agreement. Prior to the termination of the Royalty Agreement and Consulting Arrangements, the Predecessor Company intends to make cash payments in an aggregate amount of approximately $1,524,000 to Crow Family in partial satisfaction of accrued royalty and consulting expenses. The Predecessor Company has agreed that, no later than April 15, 1998, it will pay Crow Family all unpaid amounts owed by the Company to Crow Family under the Royalty Agreement as of the date immediately preceding the date of this Prospectus.

    Pursuant to the terms of the License Agreement, and subject to certain quality standards, the Company will be granted the right to use the name "Trammell Crow" in any business in any region around the world; provided, however, that the Company has agreed that it will not engage in the residential real estate business under the name "Trammell Crow." The license granted pursuant to the License Agreement will be perpetual, subject to the Company's continued use and compliance with certain quality standards and termination as a result of certain bankruptcy events.

    Under the terms of the License Agreement, Crow Family has reserved the right to use the names "Crow Family Holdings" and "Crow Investment Trust" (and one approved substitute for either of such names) and derivations thereof in any business except the real estate services business. Crow Family is not required to change the name of certain of its existing affiliates which currently use names that would otherwise be prohibited under the License Agreement. However, Crow Family has agreed to use its reasonable efforts to prevent any entities from engaging in any new business activities without the entity changing its name to a permitted name under the License Agreement. Crow Family has also agreed not to use the name "Crow" in combination with the word "Company" or in combination with any word that connotes a real estate service business, including "Development," "Brokerage," "Management," "Property Management," "Services," "Corporate Services," "Infrastructure Management," "Leasing" or "Tenant Representation." In addition, Crow Family will not use "Crow" in the name of any entity that has securities registered under the Securities Act or the Securities Exchange Act of 1934; provided, however, that the names "Trammell Crow Residential Company," "Tramell Crow Residential" and "TCR" may be used for any public entity pursuant to the terms of applicable agreements among Trammell Crow Residential Company, Crow Family and, if applicable, the Company. Crow Family can use the name "Crow" in the name of any privately held entity that is not engaged in the real estate business if the name also includes a descriptive word (E.G., "Crow Publishing"). Crow Family has agreed to use its reasonable efforts to assure that other family members of Mr. Trammell Crow will comply with the License Agreement as if they were parties to the agreement. In addition, Crow Family has agreed to cause Trammell Crow International to cease using the name "Trammell Crow" within three years after the date of the License Agreement, and also to cease to use that name in any market within 12 months after the Company or any of its subsidiaries opens an office in that market.

CONSULTING ARRANGEMENT

    In January 1991, the Company entered into consulting arrangements (the "Consulting Arrangements") with an affiliate of Mr. Harlan Crow and Mr. Williams. Mr. Crow's interest was subsequently assigned to Crow Family. Pursuant to the Consulting Arrangements, Mr. Williams and Crow Family receive payments computed by paying them a fixed percentage of earnings of each Project and Business Unit. The Consulting Arrangements will be terminated as of the closing of the Offering. Crow Family received payments of $271,000, $297,000 and $149,000, for fees accrued in 1996, 1995 and 1994, respectively. Mr. Williams received payments of $221,141, $143,307 and $148,366, for fees accrued in 1996, 1995 and 1994, respectively. The Predecessor Company has agreed that, no later than April 15, 1998, it will pay Crow Family all unpaid amounts owed by the Predecessor Company to Crow Family under Consulting Arrangements. Mr. Williams will receive a payment of $1,555,918 upon the termination of the Consulting Arrangements. See "Reincorporation Transactions."

CROW INVESTMENT TRUST AND CERTAIN INVESTMENT FUNDS

    Crow Realty Investors, L.P. d/b/a Crow Investment Trust is wholly owned by Crow Family. Mr. Harlan Crow, a director of the Company, is the chief executive officer of Crow Family, Inc., the general partner of Crow Family. Since its inception in 1994, Crow Investment Trust has co-invested with the Company and various of its subsidiaries in 15 projects in the areas of industrial development, build-to-suit arrangements, land acquisitions and other real-estate related projects.

    Beginning in 1995, the Company, directly and through its subsidiary Trammell Crow Capital Company, and certain senior employees of the Company and its affiliates, through Trammell Crow Investment Fund 1995 L.P., a Delaware limited partnership ("Fund I"), have co-invested on a side-by-side basis with Crow Investment Trust and Mr. Williams in six and four real-estate related projects, respectively. Trammell Crow Investments, Inc., the general partner of Fund I, is a subsidiary of Trammell Crow Capital Company. The Company's contributions to and distributions from these projects were approximately $265,000, $1,118,000; and $1,993,000, $0 in 1996 and 1995, respectively. Crow Investment Trust and Mr. Williams have co-invested and received distributions in the amounts of $275,000, $5,138,000; and $6,249,000, $0 in 1996 and 1995, respectively, with respect to these projects. The senior employees of the Company invest in the projects indirectly as limited partners in Fund I. The following reflects total investments and distributions related to Fund I through December 31, 1996, for the executive officers of the Company: Mr. Lippe, $150,000, $131,677; Mr. Nakahara $25,000, $21,946; Mr. Maddux, $50,000, $43,892; Mr. Sulentic, $25,000,
$21,946; and Mr. Blackwell, $100,000, $87,785; respectively. No additional capital contributions were made to Fund I during 1996 by the executive officers of the Company.

    Beginning in February 1996, the Company, through its subsidiary Trammell Crow Capital Company II, Inc., and certain directors and senior employees of the Company and its affiliates have collectively invested in Trammell Crow Investment Fund II, L.P., a Delaware limited partnership emphasizing real-estate related projects ("Fund II"). Trammell Crow Investments II, Inc., the general partner of Fund II, is a subsidiary of Trammell Crow Capital Company II, Inc. The senior employees of the Company invest as limited partners through Trammell Crow Individual Investment Fund 1996, L.P. in Fund II. The Company's contributions to Fund II were approximately $880,000 in 1996. The Company has received no distributions from Fund II. The following reflects total investments and distributions related to Fund II through July 31, 1997, for the executive officers of the Company: Mr. Lippe, $110,000, $29,324; Mr. Nakahara, $55,000, $14,662; Mr. Maddux, $27,500, $7,331, Mr. Concannon, $27,500, $7,331; Mr.
Rothacker, $27,500, $7,331; Mr. Sulentic, $13,750, $3,665; and Mr. Blackwell,
$137,500, $36,655, respectively. In addition, Mr. Williams, a director of the Company, made investments in Fund II of $412,500 and received distributions of $109,964 through July 31, 1997. No additional capital contributions have been made in Fund II as of June 30, 1997 by the executive officers and directors of the Company.

    Fund II currently invests in several related limited partnerships that are all affiliates of Crow Family collectively referred to as the "DFW Fund." Through July 31, 1997, the Company and Crow Investment Trust have invested an aggregate of approximately $1,187,070 and $636,037, respectively, in DFW Fund. The aggregate amount invested by Fund II in DFW Fund through July 31, 1997, is $480,000. An affiliate of Mr. Williams has invested $89,471 as of December 31, 1996 in DFW Fund. DFW Fund has made no distributions. Through June 30, 1997, an affiliate of Mr. Williams contributed approximately $700,000 to projects in which DFW Fund has an interest. The Company has also agreed not to invest in certain investment opportunities in the Dallas/Fort Worth metropolitan area without first offering the investment opportunity to the DFW Fund.

    Crow Investment Trust currently has a substantial ownership interest in TCC Retail BTS Limited Partnership ("Retail BTS"), a Texas limited partnership which has a wholly owned subsidiary of the Company as its general partner. Retail BTS develops, owns and operates real estate projects leased to national retail chains. Through July 31, 1997, Crow Investment Trust has invested an aggregate of $374,000 in Retail BTS. Crow Investment Trust has received payments of approximately $58,000, $105,000 and $35,000 in 1996, 1995 and 1994,
respectively.

CROW FAMILY

    During 1996, 1995 and 1994, the Company received 9%, 11% and 14%, respectively, of its total revenue from a commercial real estate asset base principally owned by the partnerships, corporations and other entities or individuals doing business as Trammell Crow Company prior to 1991. Crow Family 1991 Limited Partnership (an affiliate of Crow Family and Mr. Harlan Crow) and Mr. Williams, a director of the Company, own significant interests in this commercial asset base.

CAPITALIZATION DEBT

    In connection with its initial capitalization, the Predecessor Company borrowed $9,020,000 from Mr. Williams and an affiliate of Crow Family. The notes representing such indebtedness (the "Capitalization Notes") are unsecured and bear interest at 10.5% per annum, and require principal payments equal to available cash for debt repayment. In 1993, Mr. Williams sold a portion of his interest in the Capitalization Notes to a former shareholder. In 1994, Mr. Williams acquired all of the interests held by the affiliate of Crow Family in the Capitalization Notes. The outstanding borrowings under the Capitalization Notes totaled approximately $1,378,000, $2,592,000 and $4,819,000 at December 31, 1996, 1995 and 1994, respectively. Any remaining unpaid principal balance of the Capitalization Notes and accrued interest thereon is due on October 1, 2006. Aggregate principal and interest payments of approximately $1,496,000, $2,750,000 and $1,831,000 were made to Mr. Williams during 1996, 1995 and 1994, respectively. The remaining balance under the Capitalization Notes of approximately $650,000 will be paid to Mr. Williams upon the closing of the Offering.

CATMONTU NOTES

    In connection with the private placement of common stock of the Predecessor Company in January 1993, Mr. Blackwell, Mr. Concannon, Mr. Lippe and Mr. Nakahara, along with certain other stockholders of the Company borrowed funds from an affiliate of the Company, as evidenced by individual promissory notes (the "Catmontu Notes"). Each stockholder pledged his/her purchased Common Stock as collateral for the Catmontu Notes. The Catmontu Notes bear interest at prime plus 1 1/2% per annum payable quarterly and mature in 1998. As permitted under the shareholders' agreement of the Predecessor Company and in connection with the private placement of Common Stock in 1996, the Company repurchased the shares securing the Catmontu Notes at book value. The original amount outstanding under the Catmontu Notes for each of Mr. Blackwell, Mr. Concannon, Mr. Lippe and Mr. Nakahara was $79,789, $408,780, $408,780 and $200,018,
respectively. Messrs. Blackwell, Concannon, Lippe and Nakahara received cash payments of $81,426, $419,187, $419,187 and $204,122, respectively. These cash payments reflect the payment of principal on the Catmontu Notes plus any increase in the Company's earnings over the period. The largest aggregate amount of debt outstanding on the Catmontu Notes was $3,418,241. All Catmontu Notes were paid in conjunction with the private placement on August 11, 1996.

PURCHASE NOTES

    In connection with the private placement of common stock of the Predecessor Company in August 1996, the Company financed a portion of the purchase price for the common stock purchased by the Named Executive Officers along with certain other employees. The individual notes evidencing the amount borrowed from the Company to pay a portion of the purchase price for the acquired shares (the "Purchase Notes"), bear interest at the prime rate of interest announced from time to time by First Tennessee Bank, N.A, plus 0.5% per annum. Each Purchase
Note is payable in five annual installments of principal, plus accrued interest, due on March 1 of each year, with the first such installment paid on March 1, 1997. Each Purchase Note is secured by a pledge agreement (the "Pledge Agreement") between the employee and the Company, granting a security interest in all Common Stock owned or acquired, directly or indirectly, by the employee. Under the Purchase Notes, the employee has personal liability for the payment of 20% of the original principal balance and 20% of the accrued and unpaid interest thereon. With the exception of these amounts and the employee's interest in any collateral covered by the Pledge Agreement, the employee has no personal liability for payment of any of the indebtedness evidenced by the respective Purchase Note. The aggregate amount financed under the Purchase Notes was $9,394,040. The aggregate amount of principal and interest outstanding as of June 30, 1997, was approximately $7,107,000 Set forth below is the amount initially borrowed and the outstanding balance as of June 30, 1997, including principal plus accrued interest, for each of the Company's executive officers. Mr. Blackwell, $283,407, $233,490; Mr. Concannon, $295,314, $243,299; Mr. Lippe,
$329,511, $271,474; Mr. Maddux, $68,986, $56,835; Mr. Nakahara, $132,842,
$109,442; Mr. Rothacker, $203,765, $167,876; and Mr. Sulentic, $179,430,
$147,826.

TAX NOTES

    In connection with the private placement of common stock of the Predecessor Company in August 1996, the Company financed certain income tax liabilities of the Named Executive Officers along with other employees resulting from the application of the employee's deferred compensation in his/her Profit Sharing Account to purchase the common stock. The notes representing the resulting indebtedness bear interest at 5.88% (the "Tax Notes"), but if the loan is not repaid by August 26, 1998, the interest rate will increase to the prime rate of interest announced from time to time by Texas Commerce Bank, N.A plus 0.5% per annum until paid. The term of the Tax Notes is three years with 100% of the after-tax cash distributions from the 1995 Profit Sharing Plan attributable to the applicable regional operating company being applied in payment of such notes, first to interest and then to principal. Each loan is fully recourse to the employee and secured by the remaining deferred compensation balance in his/her Profit Sharing Account. The aggregate amount financed under the Tax Notes was $4,848,069. The aggregate amount of principal and interest outstanding as of June 30, 1997 was approximately $1,776,000. Set forth below is the amount initially borrowed and the outstanding balance as of June 30, 1997, including principal plus accrued interest, for each of the Company's executive officers. Mr. Blackwell, $190,399, $0; Mr. Concannon, $74,893, $1,713; Mr. Lippe,
$269,939, $138,876; Mr. Maddux, $147,959, $90,750; Mr. Nakahara, $138,068,
$41,528; Mr. Rothacker, $194,208, $194,208; and Mr. Sulentic, $102,347, $7,834.

STOCKHOLDERS' AGREEMENT

    Contemporaneously with the Reincorporation Transactions, the Company, Crow Family and Mr. Williams will enter into a Stockholders Agreement pursuant to which, among other things, (i) the Company will grant certain registration rights to Crow Family and Mr. Williams with respect to the shares of Common Stock to be issued to them in the Reincorporation Transactions, (ii) each of Crow Family and the Company will agree not to solicit for employment, without prior written notice to the chief executive officer of the other company, the officer-level employees of the other for a period of five years, (iii) Crow Family will agree to give the Company 15 days prior notice before effecting any private sale of shares of Common Stock owned by it and (iv) the Company will agree to nominate for election to its Board of Directors a nominee of Crow Family until such time as Crow Family's beneficial ownership of shares of Common Stock declines below a certain threshold. The executive officers of the Company will also be parties to the Stockholders' Agreement solely for the purpose of agreeing to vote in favor of the Crow Family nominee. See "Description of Capital Stock--Stockholders Agreement."

DOPPELT STOCKHOLDERS AGREEMENT

    TCRS and the Predecessor Company have entered into as stockholders agreement with Doppelt and Mr. Doppelt (the "Doppelt Stockholders Agreement"). The Doppelt Stockholders Agreement sets forth certain limitations on the rights of Doppelt to transfer the Doppelt Shares. As long as Mr. Doppelt remains employed with the Company, these transfer restrictions will lapse (i) with respect to 30% of these shares on each of August 15, 1998, and August 15, 1999, (ii) with respect to 20% of these shares on August 15, 2000, and (iii) with respect to 10% of these shares on each of August 15, 2001, and August 15, 2002. Regardless of these transfer restrictions, Doppelt is entitled to receive all dividend payments and to exercise all voting and other ownership rights with respect to this stock. The Doppelt Stockholders Agreement also provides that, in the event the Company proposes to register any of the Company's Common Stock under the Securities Act, Doppelt (or permitted transferees of Doppelt) will be entitled to include its (or their) shares of Common Stock of the Company or common stock of TCRS in the registration, subject to certain limitations. See "Description of Capital Stock--Doppelt Stockholders Agreement."

WYNDHAM HOTEL CORPORATION

    Wyndham Hotel Corporation, an entity in which an affiliate of Crow Family has a significant ownership interest ("Wyndham"), made payments in the amount of approximately $1,150,000 and $387,000, in 1996 and 1995, respectively, for contract labor (including related costs) provided by the Company to Wyndham for management information services.

THE KINETIC GROUP

    On January 1, 1997, the Company invested in The Kinetic Group Limited Partnership (the "Kinetic Group"), a Texas limited partnership in which Wyndham owns a substantial interest. The Kinetic Group operates as an independent third-party contractor to provide certain management information services, telecommunications, and computer hardware and software management and maintenance services. Wyndham and the Company share equally in all profit distributions of the Kinetic Group. Each of Wyndham and the Company have entered into mangagement information system agreements for an initial term of five years with the Kinetic Group to provide these services. The Company paid no services fees in 1996. As of June 30, 1997, the Company has paid approximately $2,067,000 in fees.

POLICY WITH RESPECT TO RELATED PARTY TRANSACTIONS

    The Company has implemented a policy requiring any material transaction (or series of related transactions) between the Company and related parties to be approved by a majority of the disinterested directors, upon such Directors' determination that the terms of the transaction are no less favorable to the Company than those that could have been obtained from unrelated third parties. The policy defines a material related party transaction (or series of related transactions) as one involving a purchase, sale, lease or exchange of property or assets or the making of any investment with a value to the Company in excess of $1.0 million or a service agreement (or series of related agreements) with a value in excess of $1.0 million in any fiscal year. There can be no assurance that this policy will always successfully eliminate the influence of conflicts of interest. See "Management--Directors."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership as of August 22, 1997, of the Company's Common Stock, assuming the Doppelt Acquisition and the Reincorporation Transactions have occurred, and as adjusted to give effect the sale of the Common Stock offered hereby, by (i) each person known to the Company to be the beneficial owner of 5% or more of the shares of Common Stock outstanding; (ii) each director; (iii) each Named Executive Officer; and (iv) directors and executive officers of the Company as a group. Unless otherwise indicated, each person has sole voting (subject to the terms of the Stockholders' Agreement) and dispositive power over the shares indicated as owned by such person. Unless otherwise indicated, all stockholders set forth below have the same principal business address as the Company.

                                                                                                 PERCENTAGE OF SHARES
                                                                                NUMBER OF         BENEFICIALLY OWNED
                                                                              SHARES OWNED     ------------------------
                                                                               BEFORE THE        BEFORE        AFTER
NAME                                                                            OFFERING        OFFERING     OFFERING
--------------------------------------------------------------------------  -----------------  -----------  -----------
Crow Family Partnership, L.P..............................................         --                27.8       --
  3200 Trammell Crow Center
  2001 Ross Avenue
  Dallas, Texas 75201

J. McDonald Williams......................................................         --                 5.4       --

George L. Lippe...........................................................         --                 3.0       --

H. Pryor Blackwell........................................................         --                 2.5       --

William F. Concannon(1)...................................................         --                 1.6       --

William C. Maddux.........................................................         --                 1.4       --

Asuka Nakahara............................................................         --                 1.6       --

William Rothacker.........................................................         --                 2.1       --

Robert E. Sulentic........................................................         --                 1.3       --

Harlan R. Crow(2).........................................................         --             27.8          --
  3200 Trammell Crow Center
  2001 Ross Avenue
  Dallas, Texas 75201

Directors and executive officers as a group (9 persons)...................         --                47.0       --

------------------------

  * Less than 1%.

 (1) Includes         shares held directly by Mr. Concannon and options
     exercisable within 60 days after August 22, 1997, to acquire         shares
     granted under the Assumed Option Plan.

 (2) Consist of shares held by Crow Family Partnership, L.P., of which Crow Family, Inc. is the general partner. Mr. Crow is a director of Crow Family, Inc. and trustee of certain family trusts which hold a significant equity interest in such entity. Mr. Crow disclaims beneficial ownership of all such shares held by such partnership.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The following summary description is qualified in its entirety by reference to the Company's Certificate of Incorporation, which is filed as an exhibit to the Registration Statement. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 30,000,000 shares of Preferred Stock, par value $0.01 per share.

    The authorized and unissued shares of Common Stock and Preferred Stock may be used by the Company for various purposes, including possible future acquisitions. The Company currently does not have any specific plans or obligations to issue shares of Common Stock or Preferred Stock, other than (i) the sale of the shares of Common Stock offered hereby; (ii) the shares of Common Stock to be issued in connection with the Doppelt Acquisition; and (iii) the issuance of shares of Common Stock under the Company's benefit plans. See "Management--Long-Term Incentive Plan," "--Assumed Option Plan" and "Certain Transactions."

COMMON STOCK

    Prior to the completion of the Offering, but after giving effect to the
Reincorporation Transactions, the Company will have         shares of Common
Stock outstanding, which will be held by 114 stockholders of record.

    The holders of shares of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. There is no provision in the Company's Certificate of Incorporation for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the total voting power of the Common Stock can, if they choose to do so, elect all of the directors of the Company. Each share of Common Stock is entitled to participate equally in dividends, when, as and if declared by the Board of Directors, and in the distribution of assets in the event of liquidation, dissolution or winding up of the Company, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The shares of Common Stock have no preemptive or conversion rights, redemption rights or sinking fund provisions and are not subject to calls, assessments or rights of redemption by the Company. All shares of Common Stock outstanding upon the closing of this Offering will be duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors is authorized, without further action by the Company's stockholders, to issue Preferred Stock from time to time in one or more series and to fix, as to any such series, the voting rights, if any, applicable to such series and such other designations, preferences and special rights as the Board of Directors may determine, including dividend, conversion, redemption and liquidation rights and preferences. Upon the closing of this Offering, there will be no shares of Preferred Stock outstanding. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company or other corporate actions. See "--Anti-takeover Provisions."

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is subject to the provisions of Section 203 of the DGCL which provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with a person or an affiliate or associate of such person who is an "Interested Stockholder" (as defined below) for a period of three years from the date that such person became an Interested Stockholder unless:
(i) the business combination or the transaction resulting in a person's becoming an Interested Stockholder is approved by the Board of Directors of the Company before the person becomes an Interested Stockholder, (ii) upon consummation of the transaction which results in the person becoming an Interested Stockholder, the Interested Stockholder owned 85% or more of the voting stock of the Company outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the Company and shares held by certain employee stock ownership plans), or (iii) on or after the date the person became an Interested Stockholder, the business combination is approved by the Company's Board of Directors and by the holders of at least 66 2/3% of the Company's outstanding voting stock, excluding shares owned by the Interested Stockholder, at an annual or special meeting. An "Interested Stockholder" is defined as any person, other than the Company and any direct or indirect majority-owned subsidiaries of the Company, that is (i) the owner of 15% or more of the outstanding voting stock of the Company or (ii) an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting stock of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder. This statute would not prohibit the Company from entering into a business combination with any stockholder who would otherwise have been deemed to become an "Interested Stockholder" as a result of the Reincorporation Transactions.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    Prior to completion of the Offering, the Company intends to enter into indemnification agreements with each of its executive officers and directors. Pursuant to such agreements, the Company will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Company or assumed certain responsibilities at the direction of the Company.

ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Certificate of Incorporation, Delaware law, the Assumed Option Plan and the Stockholders' Agreement (defined below) summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price to be paid for the shares held by stockholders.

CERTIFICATE OF INCORPORATION

    Pursuant to the Certificate of Incorporation, the Board of Directors by resolution may issue, subject to certain limitations, additional shares of Common Stock or establish one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the Board of Directors fixes without stockholder approval. Any additional issuance of Common Stock or designation of rights, preferences, privileges and limitations with respect to Preferred Stock could have the effect of impeding or discouraging the acquisition of control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Specifically, if, in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the proposed takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

CLASSIFIED BOARD OF DIRECTORS

    The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year.

    The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors, because the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board of Directors will be enhanced by staggered three-year terms.

    The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years. See "--Number of Directors; Removal; Filling Vacancies."

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

    The Certificate of Incorporation provides that the number of members of the Board of Directors shall be fixed from time to time by resolution adopted by a majority of the Directors then in office. The Company will have three directors prior to the Offering. Further, subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate of Incorporation authorizes only a majority of the directors then in office to fill vacancies, including newly created directorships. Accordingly, the Board of Directors could prevent a stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. The Certificate of Incorporation also provides that directors of the Company may be removed only for cause and, even then, only by the affirmative vote of holders of a majority of the outstanding shares of stock eligible to vote in such matters.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

    The Certificate of Incorporation establishes an advance notice procedure for the nomination, other than by or at the discretion of the Board of Directors or a committee thereof, of candidates for election as director, as well as for other stockholder proposals to be considered at an annual stockholders' meeting.

    Notice of stockholder proposals and director nominations must be timely given in writing to the secretary of the Company prior to the meeting at which the matters are to be acted upon or the directors are to be elected. To be timely, notice must be received at the principal offices of the Company not less than 60, nor more than 90, days prior to the meeting of stockholders; provided, that if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of (i) the day on which notice of the date of the meeting was mailed or
(ii) the day on which public disclosure was made.

    The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

SPECIAL MEETINGS OF STOCKHOLDERS

    The Certificate of Incorporation provides that special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors or a majority of the members of the Board of Directors. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors.

STOCKHOLDERS' AGREEMENT

    Contemporaneously with the Reincorporation Transaction (see "Reincorporation Transactions"), the Company, Crow Family and Mr. Williams will enter into a Stockholders' Agreement, pursuant to which the Company will agree, subject to certain limitations and under certain circumstances, to register for sale shares of Common Stock that are held by the parties thereto (collectively, the
"Registrable Securities"). Of the         shares issued in the Reincorporation
Transactions,         will be Registrable Securities. The Stockholders'
Agreement provides that Crow Family and Mr. Williams may, from and after the first anniversary of the Offering, require the Company upon written notice to register for sale such Registrable Securities (a "Demand Registration"), provided that the Company has no obligation to effect more than six underwritten Demand Registrations and shall only be obligated to effect the sixth underwritten Demand Registration if all remaining Registrable Securities of Crow Family are to be registered and the total amount of Registrable Securities to be included in any underwritten Demand Registration has a market value of at least $25 million. The Company has no obligation to (i) effect an underwritten Demand Registration within nine months (or file such Registration Statement within seven months) after the effective date of the immediately preceding Demand Registration or (ii) effect a shelf Demand Registration within 12 months (or file such Registration Statement within ten months) after such effective date. In addition, the Company is only required to register a number of shares of Common Stock for sale pursuant to a shelf Demand Registration that is less than or equal to five times the amount limitation prescribed by Rule 144. The holders of Registrable Securities may request an unlimited number of shelf Demand Registrations.

    The Stockholders' Agreement also provides that, subject to certain exceptions, in the event the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than certain types of registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (a "Piggyback Registration"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration exceeds the maximum amount that can be marketed at a price reasonably related to the current market price of the Common Stock or without materially and adversely affect the offering. The Company will generally be required to pay all of the expenses of Demand Registrations and Piggyback Registrations, other than underwriting discounts and commissions; provided, however, that only 50% of the expenses of underwritten Demand Registrations will be borne by the Company after the first three such Demand Registrations and all road show expenses in connection with any Demand Registration will be borne by the holders of Registrable Securities.

    Under the terms of the Stockholders' Agreement, the Company will grant Crow Family the right to nominate a member of the Board of Directors. Mr. Harlan Crow is Crow Family's initial nominee. Each executive officer of the Company will agree to vote his shares of Common Stock in favor of the nominee of Crow Family. Crow Family's right to nominate a director will terminate on the first date Crow Family's beneficial ownership of Common Stock represents the lesser of (i) less than 12.5% of the then outstanding Common Stock or (ii) less than 50% of the shares of Common Stock owned on the date of execution of the agreement; provided, however, that in no event will the Company be obligated to nominate a Crow Family designee beyond the first date on which the beneficial ownership of shares of Common Stock held by Crow Family represents less than 5% of all then outstanding shares of such class. In connection with any private sale of Common Stock, other than to an affiliate, Crow Family will agree to give the Company 15 days notice prior to effecting such sale.

    Each of Crow Family and the Company has agreed, prior to the fifth anniversary of the Stockholders' Agreement, not to solicit the other's officer-level employees concerning potential employment without prior notice to the other party. In addition, each of Crow Family and the Company has agreed not to hire any employee that was improperly solicited until the earlier of (i) the involuntary termination of such officer-level employee by his/her employer and
(ii) the first anniversary of the last incident of solicitation of such employee in violation of the agreement.

DOPPELT STOCKHOLDERS AGREEMENT

    Pursuant to the Doppelt Stockholders Agreement, Doppelt (or permitted transferees of Doppelt) may not, with the exception of certain permitted transfers, sell, pledge or otherwise dispose of Common Stock of the Company. As long as Mr. Doppelt remains employed with the Company, these transfer restrictions will lapse (i) with respect to 30% of these shares on each of August 15 1998, and August 15, 1999, (ii) with respect to 20% of these shares on August 15, 2000, and (iii) with respect to 10% of these shares on each of August 15, 2001, and August 15, 2002. These transfer restrictions will lapse in full if
(i) the Company terminates Mr. Doppelt's employment without cause, (ii) the Company is sold or (iii) Mr. Doppelt's employment is terminated as a result of his forced resignation, death or permanent disability. Regardless of these transfer restrictions, Doppelt is entitled to receive all dividend payments and to exercise all voting and other ownership rights with respect to this stock. In addition, Mr. Doppelt may not, with the exception of permitted transfers, sell, pledge or otherwise dispose of his shares of Doppelt & Company before August 15, 2001. The Doppelt Stockholders Agreement permits certain transfers to members of Mr. Doppelt's family and limited transfers to employees of Doppelt pursuant to a trust arrangement. The Doppelt Stockholders Agreement also provides that, in the event the Company proposes to register any shares of Common Stock under the Securities Act, Doppelt (or permitted transferees of Doppelt) will be entitled to include its (or their) shares of Common Stock in the registration, subject to certain limitations.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is               .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the closing of the Offering, the Company will have an aggregate of shares of Common Stock outstanding (assuming no exercise of the
Underwriters' over-allotment option). Of these shares, the         shares sold
in the Offering will be freely transferable without restriction or further registration under the Securities Act, except for shares purchased by affiliates of the Company in the Offering.

SALES OF RESTRICTED SHARES

    The         shares of Common Stock held by existing stockholders that were not purchased in the Offering were issued by the Company in connection with the Reincorporation Transactions in reliance upon exemptions from the registration requirements of the Securities Act and are thus treated as "restricted" securities under Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities, within the meaning of Rule 144, for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's
Common Stock (approximately         shares immediately after the Offering) or
(ii) the average weekly trading volume of the Common Stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale is entitled to sell restricted shares pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which such restricted shares were acquired from the Company or the date they were acquired from an affiliate of the Company.

LOCK-UP ARRANGEMENT

    The Company and certain stockholders and option holders have agreed, subject to certain exceptions, to enter into Lock-up Agreements for a period of 180 days from the date of this Prospectus. Under the Lock-up Agreements, such stockholders will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for shares of Common Stock without the prior written consent of Morgan Stanley & Co. Incorporated, one of the representatives of the Underwriters. Upon the expiration of the Lock-up Agreements, those shares subject to Lock-up Agreements will not, absent registration, be freely tradeable, but will become eligible for sale under Rule 144 on various dates in the future.

EFFECT OF SALES OF SHARES

    Prior to the Offering, there has been no public market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial numbers of shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through a sale of its equity securities.

RULE 701

    Rule 701 under the Securities Act provides that, beginning 90 days after the effective date of the Registration Statement, shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates subject to all provisions of Rule 144 except the one-year minimum holding period.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to "Non-United States Holders." Subject to the discussion below under "Estate Tax," a "Non-United States Holder" is any beneficial owner of Common Stock that, for United States federal income tax purposes is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code, existing, proposed and temporary regulations promulgated thereunder, and administrative and judicial interpretations as of the date thereof, all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application of a particular tax treaty. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX CONSEQUENCES, AND THE NON-UNITED STATES TAX CONSEQUENCES, OF OWNING AND DISPOSING OF COMMON STOCK.

    Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, could effect the United States taxation of dividends on Common Stock paid to a Non-United States Holder. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. It cannot be predicted at this time whether the Proposed Regulations will be adopted as proposed or what modifications, if any, may be made to them. The discussion below is not intended to include a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations may have if adopted.

DIVIDENDS

    Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by any applicable tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an applicable tax treaty, under current United States Treasury Regulations the Company ordinarily will presume that dividends paid to a holder with an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under such Regulations, dividends paid to a holder with an address within the United States generally will be presumed to be paid to a holder who is not a Non-United States Holder and will not be subject to the 30% withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder.

    The Proposed Regulations would provide for certain presumptions (which differ from those described above) upon which the Company may generally rely to determine whether, in the absence of certain documentation, a holder should be treated as a Non-United States Holder for purposes of the 30% withholding tax described above. The presumptions would not apply for purposes of granting a reduced rate of withholding under a treaty. Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty a Non-United States Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-United States Holder's entitlement to benefits under a treaty. The Proposed Regulations also would provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

    Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States person for federal income tax purposes. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Internal Revenue Service Form 4224 (Exemption From Withholding of Tax on Income Effectively Connected With the Conduct of a Trade or Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year. The Proposed Regulations would replace Form 4224 with Form W-8. Effectively connected dividends received by a corporate Non-United States Holder may be subject to additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

    A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service ("IRS").

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder; (ii) the Non-United States Holder is an individual who holds the Common Stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such sale or disposition occurs, and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period and certain other conditions are met. The Company has determined that it is not and has never been, and the Company does not believe that it will become, a "United States real property holding corporation" for federal income tax purposes. Non-United States Holders should consult applicable tax treaties, which might result in United States federal income tax treatment on the sale or other disposition of Common Stock different than as described above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

    Unless the Company has actual knowledge that a holder is a Non-United States Holder, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an "exempt recipient" as defined in Treasury Regulations (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. Backup withholding will generally not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person).

    Proceeds from the disposition of Common Stock by a Non-United States Holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds unless such Non-United States Holder certifies under penalties of perjury as to, among other things, its address and status as a Non-United States Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United

States by or through a non-United States office of a broker. However, if such broker is, for United States federal income tax purposes, a United States person, a "controlled foreign corporation," or a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business, information reporting (but not backup withholding) will apply unless (i) such broker has documentary evidence in its files that the holder is a Non-United States Holder and certain other conditions are met, or
(ii) the holder otherwise establishes an exemption.

    The Proposed Regulations would, if adopted, alter the aforegoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions and other rules under which Non-United States Holders may be subject to backup withholding in the absence of required certifications and would modify the definition of an "exempt recipient" in the case of a corporation.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of United States income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

ESTATE TAX

    An individual Non-United States Holder who is treated as the owner of Common Stock at the time of such individual's death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a "Non-United States Holder" is an individual who is neither a citizen nor a domiciliary of the United States. Whether an individual is considered a "domiciliary" of the United States for estate tax purposes is generally determined on the basis of all of the facts and circumstances.

                                  UNDERWRITING

    Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, Goldman, Sachs & Co. and Robertson, Stephens & Company are acting as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Bankers Trust International PLC, Goldman Sachs International and Robertson, Stephens & Company are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                             NAME                                                NUMBER OF SHARES
-----------------------------------------------------------------------------------------------  -----------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated............................................................
  BT Alex. Brown Incorporated..................................................................
  Goldman, Sachs & Co..........................................................................
  Robertson, Stephens & Company................................................................
                                                                                                 -----------------
    Subtotal...................................................................................        [       ]
                                                                                                 -----------------
International Underwriters:
  Morgan Stanley & Co. International Limited...................................................
  Bankers Trust International PLC..............................................................
  Goldman Sachs International..................................................................
  Robertson, Stephens & Company................................................................
                                                                                                 -----------------
    Subtotal...................................................................................        [       ]
                                                                                                 -----------------
      Total....................................................................................        [       ]
                                                                                                 -----------------
                                                                                                 -----------------

    The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriter's over-allotment option described below), if any such shares are taken.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer to sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

    Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations in 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales of Japanese International Underwriters or dealers except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $      a share under the public offering price. Any
Underwriting may allow, and such dealers may reallow, a concession not in excess
of $      a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

    The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

    The Company intends to apply to have the Common Stock approved for listing
on The New York Stock Exchange under the symbol "   ."

    Each of the Company and the directors, executive officers, and the stockholders of the Company have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to: (a) the sale of shares to the Underwriters; (b) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing; (c) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares; or (d) stock or stock option issuance by the Company pursuant to existing employee benefit plans.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    Bankers Trust Company is the lead agent on the Company's Existing Credit Facility. BT Alex. Brown Incorporated, one of the Underwriters, has entered into a business combination with Bankers Trust Company.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

    Prior to the Offering, there has been no public market for the Common Stock. The initial price will be determined by negotiations between the Company and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, aggregate value-EBITDA ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters related to the offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The balance sheet of the Company at August 21, 1997, the consolidated financial statements and schedule of the Predecessor Company at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, and the financial statements of Doppelt at and for the year ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information about the Company and the securities offered by this Prospectus, reference is made to the registration statement and to the financial statements, schedules and exhibits filed therewith and considered a part thereof. Statements contained in this Prospectus about the contents of any contract or any other documents are not necessarily complete, and in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

    A copy of the registration statement may be inspected without charge and may be obtained at prescribed rates from the Commission at the Public Reference Section of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
TRAMMELL CROW COMPANY, A DELAWARE CORPORATION
  Balance Sheet
    Report of Independent Auditors.........................................................................        F-2
    Balance Sheet as of August 21, 1997....................................................................        F-3
    Notes to Balance Sheet.................................................................................        F-4

TRAMMELL CROW COMPANY, A TEXAS CLOSE CORPORATION (PREDECESSOR COMPANY)
  Consolidated Financial Statements
    Report of Independent Auditors.........................................................................        F-5
    Consolidated Balance Sheets as of December 31, 1996 and 1995...........................................        F-6
    Consolidated Statements of Income for the Years Ended December 31, 1996, 1995 and 1994.................        F-7
    Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1996, 1995, and
     1994..................................................................................................        F-8
    Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994.............        F-9
    Notes to Consolidated Financial Statements.............................................................       F-10

TRAMMELL CROW COMPANY, A TEXAS CLOSE CORPORATION (PREDECESSOR COMPANY)
  Consolidated Financial Statements (Unaudited)
    Consolidated Balance Sheet as of June 30, 1997.........................................................       F-20
    Consolidated Statements of Income for the Six Months Ended June 30, 1997 and 1996......................       F-21
    Consolidated Statement of Stockholders' Equity for the Six Months Ended June 30, 1997 and 1996.........       F-22
    Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1997 and 1996..................       F-23
    Notes to Consolidated Financial Statements.............................................................       F-24

DOPPELT & COMPANY
  Financial Statements
    Report of Independent Auditors.........................................................................       F-26
    Balance Sheets as of December 31, 1996 and June 30, 1997 (unaudited)...................................       F-27
    Statements of Income and Retained Earnings for the Year Ended December 31, 1996 and the Six Months
     Ended June 30, 1997 (unaudited).......................................................................       F-28
    Statements of Cash Flows for the Year Ended December 31, 1996 and the Six Months Ended June 30, 1997
     (unaudited)...........................................................................................       F-29
    Notes to Financial Statements..........................................................................       F-30

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Trammell Crow Company

    We have audited the accompanying balance sheet of Trammell Crow Company, a Delaware corporation, as of August 21, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe our audit of the balance sheet provides a reasonable basis for our opinion.

    In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Trammell Crow Company as of August 21, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Dallas, Texas
August 22, 1997

                             TRAMMELL CROW COMPANY

                                 BALANCE SHEET

                                AUGUST 21, 1997

Assets:
  Cash..............................................................................  $   1,000
                                                                                      ---------
  Total assets......................................................................  $   1,000
                                                                                      ---------
                                                                                      ---------

Stockholders' equity
  Preferred stock, $.01 par value; 30,000,000 shares authorized; none issued or outstanding.....................................................................  $  --
  Common stock, $.01 par value; 100,000,000 shares authorized; 1,000 shares issued
    and outstanding.................................................................         10
  Additional paid-in capital........................................................        990
                                                                                      ---------
  Total stockholders' equity........................................................  $   1,000
                                                                                      ---------
                                                                                      ---------

                            See accompanying notes.

                             TRAMMELL CROW COMPANY

                             NOTES TO BALANCE SHEET

                                AUGUST 21, 1997

1. ORGANIZATION

    Trammell Crow Company, a Delaware corporation (the "Company"), was incorporated on August 21, 1997 to become the successor to Trammell Crow Company, a Texas close corporation (the "Predecessor Company"). The Company is authorized to issue 100,000,000 shares of common stock (par value--$.01 per share). The Board of Directors of the Company also has the authority to issue 30,000,000 shares of preferred stock (par value--$.01 per share). The Company intends to offer for sale common stock in an initial public offering. The Company was capitalized with the issuance of 1,000 shares of common stock to Crow Family Partnership, L.P. Each common stockholder is entitled to one vote for each share held.

INCOME TAXES

    The Company was formed as a Subchapter C corporation and, as such, will be subject to federal and any applicable state income taxes.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors

Trammell Crow Company

    We have audited the accompanying consolidated balance sheets of Trammell Crow Company (a Texas close corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trammell Crow Company and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Dallas, Texas
June 25, 1997

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1996       1995
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS,
                                                                                              EXCEPT SHARE AND PER
                                                                                                  SHARE DATA)
Current assets
  Cash and cash equivalents.................................................................  $  58,505  $  40,155
  Accounts receivable, net of allowance for doubtful accounts of $947 in 1996 and $782 in
    1995....................................................................................     31,380     24,623
  Receivables from affiliates...............................................................      2,275        690
  Notes and other receivables...............................................................      5,651      6,168
  Deferred income taxes.....................................................................         88        426
                                                                                              ---------  ---------
    Total current assets....................................................................     97,899     72,062
Real estate held for sale...................................................................     71,122     20,274
Furniture and equipment, net................................................................      6,323      5,984
Deferred income taxes.......................................................................      7,796      9,060
Investments in unconsolidated subsidiaries..................................................      3,831      2,340
Other assets................................................................................      7,343      4,595
                                                                                              ---------  ---------
                                                                                              $ 194,314  $ 114,315
                                                                                              ---------  ---------
                                                                                              ---------  ---------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................................................  $   3,433  $   3,261
  Accrued expenses..........................................................................     45,121     40,735
  Payables to affiliates....................................................................      5,649      3,799
  Income taxes payable......................................................................      3,253        478
  Current portion of long-term debt.........................................................      3,409      2,578
  Other current liabilities.................................................................      1,023        683
                                                                                              ---------  ---------
    Total current liabilities...............................................................     61,888     51,534

Notes payable on real estate held for sale..................................................     67,810     13,182
Long-term debt, less current portion........................................................      8,952      4,487
Deferred compensation.......................................................................     20,963     25,883
Other liabilities...........................................................................        405          4
                                                                                              ---------  ---------
    Total liabilities.......................................................................    160,018     95,090
Minority interest...........................................................................      3,294      3,932
Stockholders' equity
  Class A Common Stock; 9% cumulative; $.01 par value; 3,366 shares authorized and issued...     --         --
  Class B Common Stock; 9% cumulative; $.01 par value; 2,244 shares authorized and 2,088
    shares issued...........................................................................     --         --
  Class C Common Stock; 9% cumulative; $.01 par value; 4,197 shares authorized and 3,896
    shares issued...........................................................................     --         --
  Class D Common Stock; 9% cumulative; $.01 par value; 390 shares authorized and issued.....     --         --
  Class E Common Stock; 9% cumulative; $.01 par value; 100,000 shares authorized and 9,634
    and 0 shares issued in 1996 and 1995, respectively......................................     --         --
  Paid-in capital...........................................................................     24,084      9,654
  Retained earnings.........................................................................     16,312      7,199
  Less: Stockholder loans...................................................................     (9,394)    --
     Treasury stock.........................................................................     --         (1,560)
                                                                                              ---------  ---------
Total stockholders' equity..................................................................     31,002     15,293
                                                                                              ---------  ---------
                                                                                              $ 194,314  $ 114,315
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                            YEARS ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                          1996        1995        1994
                                                                       ----------  ----------  ----------
                                                                        (IN THOUSANDS, EXCEPT SHARE AND
                                                                                PER SHARE DATA)
REVENUES
  Property management services.......................................  $   90,179  $   92,970  $   99,609
  Brokerage services.................................................      72,095      61,960      48,652
  Infrastructure management services.................................      50,836      38,681      27,063
  Development and construction services..............................      22,732      20,382      12,792
  Retail services....................................................       2,393       1,510       1,966
                                                                       ----------  ----------  ----------
                                                                          238,235     215,503     190,082
  Income from investments in unconsolidated subsidiaries.............         594         114       3,141
  Gain on disposition of real estate.................................       6,630       5,026       4,646
  Other income.......................................................       9,996       6,559       3,039
                                                                       ----------  ----------  ----------
                                                                          255,455     227,202     200,908

COSTS AND EXPENSES
  Salaries, wages and benefits.......................................     137,794     130,248     115,330
  Commissions........................................................      27,119      23,730      20,788
  General and administrative.........................................      33,607      33,416      27,606
  Rent...............................................................       7,814       7,255       7,676
  Depreciation and amortization......................................       3,196       3,841       2,874
  Interest...........................................................       1,726       1,722       1,127
  Royalty and consulting fees........................................       3,959       2,443       2,679
  Minority interest..................................................         206         520         604
                                                                       ----------  ----------  ----------
                                                                          215,421     203,175     178,684
                                                                       ----------  ----------  ----------
Income before profit sharing.........................................      40,034      24,027      22,224
Profit sharing.......................................................      20,094      15,893      16,562
                                                                       ----------  ----------  ----------
Income before income taxes...........................................      19,940       8,134       5,662
Income taxes.........................................................       7,826       3,793       2,636
                                                                       ----------  ----------  ----------
Income before extraordinary gain.....................................      12,114       4,341       3,026
Extraordinary gain from extinguishment of debt, net of income taxes
  of $49.............................................................      --          --             782
                                                                       ----------  ----------  ----------
Net income...........................................................  $   12,114  $    4,341  $    3,808
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------

Earnings per share:
  Continuing operations..............................................  $      922  $      494  $      343
  Extraordinary gain.................................................      --          --              89
                                                                       ----------  ----------  ----------
                                                                       $      922  $      494  $      432
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------
Dividends paid per share (all stock classes).........................  $      333  $      285  $      187
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------
Weighted average common shares outstanding...........................      13,142       8,783       8,822
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                        COMMON SHARES(1)
                                     ----------------------    COMMON
                                                 TREASURY       STOCK      PAID-IN   RETAINED   TREASURY   STOCKHOLDER
                                      ISSUED     (CLASS C)   SUBSCRIBED    CAPITAL   EARNINGS     STOCK       LOANS       TOTAL
                                     ---------  -----------  -----------  ---------  ---------  ---------  -----------  ---------
Balance at January 1, 1994.........      9,350         374    $  --       $   9,293  $   3,197  $    (511)  $  --       $  11,979
  Net income.......................     --          --           --          --          3,808     --          --           3,808
  Dividends........................     --          --           --          --         (1,672)    --          --          (1,672)
  Subscription of Class D common
    stock..........................     --          --              361      --         --         --          --             361
  Purchase of common stock.........     --             374       --          --         --           (494)     --            (494)
  Sale of common stock.............     --             (73)      --          --         --             91      --              91
                                     ---------  -----------       -----   ---------  ---------  ---------  -----------  ---------

Balance at December 31, 1994.......      9,350         675          361       9,293      5,333       (914)     --          14,073
  Net income.......................     --          --           --          --          4,341     --          --           4,341
  Dividends........................     --          --           --          --         (2,475)    --          --          (2,475)
  Sale of Class D common stock
    previously subscribed..........        390      --             (361)        361     --         --          --          --
  Purchase of common stock.........     --             774       --          --         --         (1,337)     --          (1,337)
  Sale of common stock.............     --            (400)      --          --         --            691      --             691
                                     ---------  -----------       -----   ---------  ---------  ---------  -----------  ---------

Balance at December 31, 1995.......      9,740       1,049       --           9,654      7,199     (1,560)     --          15,293
  Net income.......................     --          --           --          --         12,114     --          --          12,114
  Dividends........................     --          --           --          --         (2,890)    --          --          (2,890)
  Purchase of common stock.........     --           2,481       --          --         --         (3,943)     --          (3,943)
  Sale of Class E common stock.....      9,634      (3,530)      --          14,430       (111)     5,503      (9,394)     10,428
                                     ---------  -----------       -----   ---------  ---------  ---------  -----------  ---------

Balance at December 31,
  1996.............................     19,374      --        $  --       $  24,084  $  16,312  $  --       $  (9,394)  $  31,002
                                     ---------  -----------       -----   ---------  ---------  ---------  -----------  ---------
                                     ---------  -----------       -----   ---------  ---------  ---------  -----------  ---------

------------------------

(1) Common stock par value rounds to less than $1.

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1995        1994
                                                                                ----------  ----------  ----------
                                                                                          (IN THOUSANDS)
OPERATING ACTIVITIES
Net income....................................................................  $   12,114  $    4,341  $    3,808
Adjustment to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization...............................................       3,196       3,841       2,874
  Minority interest...........................................................         206         520         604
  Deferred income tax provision (benefit).....................................       1,602      (2,040)     (2,259)
  Income from investments in unconsolidated subsidiaries......................        (594)       (114)     (3,141)
  Gain on disposition of real estate..........................................      (6,630)     (5,026)     (4,646)
  Extraordinary gain..........................................................      --          --            (831)
  Expenditures for real estate held for sale..................................     (92,975)    (37,641)    (35,557)
  Proceeds from sale of real estate...........................................      48,555      43,472      20,515
  Proceeds from real estate notes payable.....................................      91,428      21,705      30,180
  Payments on real estate notes payable.......................................     (36,800)    (31,438)     (7,792)
  Changes in operating assets and liabilities:
    Accounts receivable.......................................................      (6,757)     (8,214)     (3,052)
    Receivables from affiliates...............................................      (1,585)      1,466       1,782
    Notes and other assets....................................................      (2,286)     (2,228)     (4,074)
    Accounts payable and accrued expenses.....................................       4,558      17,277       8,542
    Payables to affiliates....................................................       1,850       1,203         397
    Income taxes payable......................................................       2,775        (454)        963
    Deferred compensation.....................................................       5,750       4,416       6,807
    Other liabilities.........................................................         741        (438)        787
                                                                                ----------  ----------  ----------
Net cash provided by operating activities.....................................      25,148      10,648      15,907
                                                                                ----------  ----------  ----------

INVESTING ACTIVITIES
Expenditures for furniture and equipment......................................      (3,277)     (2,077)     (5,691)
Acquisition of investments in unconsolidated subsidiaries.....................      (2,305)     (1,873)       (281)
Distributions from investments in unconsolidated subsidiaries.................       1,408         170       3,577
Contributions from minority interest..........................................          11       3,631         602
Cash distributions to minority interest.......................................        (856)       (497)       (955)
                                                                                ----------  ----------  ----------
Net cash used in investing activities.........................................      (5,019)       (646)     (2,748)
                                                                                ----------  ----------  ----------

FINANCING ACTIVITIES
Principal payments on debt....................................................      (4,538)     (5,688)     (2,852)
Proceeds from debt............................................................       9,834       2,664       5,020
Purchase of common stock......................................................      (3,943)     (1,010)       (494)
Sale of stock.................................................................          15       1,052          91
Stock offering costs..........................................................        (257)     --          --
Dividends paid................................................................      (2,890)     (2,475)     (1,672)
                                                                                ----------  ----------  ----------
Net cash provided by (used in) financing activities...........................      (1,779)     (5,457)         93
                                                                                ----------  ----------  ----------
Net increase in cash and cash equivalents.....................................      18,350       4,545      13,252
Cash and cash equivalents, beginning of year..................................      40,155      35,610      22,358
                                                                                ----------  ----------  ----------
Cash and cash equivalents, end of year........................................  $   58,505  $   40,155  $   35,610
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Trammell Crow Company (the Company) was incorporated as a Texas close corporation in December 1990. The Company's principal lines of business include property management, brokerage, infrastructure management, development and construction and retail services, primarily in the United States, through 15 wholly-owned subsidiaries. A portion of the Company's business is conducted with affiliates of the Company, as further described in Note 14.

USE OF ESTIMATES

    The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The Company's investments in 20% to 50% owned subsidiaries in which it has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Accordingly, the Company's share of the earnings of these subsidiaries is included in consolidated net income. Investments in other subsidiaries are carried at cost. These unconsolidated subsidiaries primarily own real estate development projects.

REVENUE RECOGNITION

    The Company recognizes fees from property management services and infrastructure management services over the terms of the respective management contracts. Most of the property management contracts are cancelable at will or with 30 days' notice. The infrastructure management contracts generally range from three to five years. Brokerage service revenue and the related expense are generally recognized half upon the execution of a contract and remainder upon tenant occupancy, except certain transactions where revenue is recognized upon closing. Development and construction services includes fees from development and construction management projects and gross profit on construction contracts, net of direct costs. For projects exceeding three months, fees are recognized using the percentage-of-completion method. For contracts under three months, fees are recognized upon completion of the contract. Gross construction revenues totaled $46,034, $22,335 and $15,781 and construction expenses totaled $41,123, $19,397 and $13,767 in 1996, 1995 and 1994, respectively.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities of 90 days or less when purchased.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FURNITURE AND EQUIPMENT

    Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over useful lives ranging from three to 10 years.

INCOME TAXES

    The Company accounts for income taxes using the liability method. Deferred income taxes result from temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for federal income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse.

EARNINGS PER SHARE

    Earnings per share are calculated by dividing net earnings applicable to common stock by the weighted average shares of common stock outstanding during the year.

CONCENTRATION OF CREDIT RISK

    The Company provides services to owners of real estate assets primarily in the United States. The Company performs credit evaluations of its customers and generally does not require collateral. The risk associated with this concentration is limited because of the large number of customers and their geographic dispersion.

LONG-LIVED ASSETS

    Long-lived assets are evaluated when indicators of impairment are present and provisions for possible losses are recorded when undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

RECLASSIFICATIONS

    Certain reclassifications have been made to the consolidated financial statements for the years ended December 31, 1995 and 1994 to conform to the presentation of the December 31, 1996 consolidated financial statements.

2. REAL ESTATE HELD FOR SALE

    The Company provides build-to-suit services for its customers and also develops projects for investment purposes. Therefore, the Company has ownership of real estate until such projects are sold. Real

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2. REAL ESTATE HELD FOR SALE (CONTINUED) estate held for sale is carried at the lower of cost or fair value less selling expenses. At December 31, real estate held for sale consists of the following:

                                                                  1996       1995
                                                                ---------  ---------
Land..........................................................  $  26,635  $   6,928
Buildings and improvements....................................     44,487     13,346
                                                                ---------  ---------
                                                                $  71,122  $  20,274
                                                                ---------  ---------
                                                                ---------  ---------

    The estimated costs to complete the seventeen projects under construction at December 31, 1996, total $22,300. Projects are expected to be completed and sold within one year. At December 31, 1996, the Company had commitments for the sale of all projects, except one which has an expected completion date of August 1997. Gains are recognized upon sale of the project.

3. FURNITURE AND EQUIPMENT

    Furniture and equipment consist of the following at December 31:

                                                                  1996       1995
                                                                ---------  ---------
Furniture and equipment, at cost..............................  $  18,097  $  14,988
Less: Accumulated depreciation................................    (11,774)    (9,004)
                                                                ---------  ---------
  Furniture and equipment, net................................  $   6,323  $   5,984
                                                                ---------  ---------
                                                                ---------  ---------

4. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                  1996       1995
                                                                ---------  ---------
Profit sharing distributions..................................  $  10,931  $  11,399
Payroll and bonuses...........................................     10,191      9,117
Commissions...................................................      7,808      7,533
Construction payables.........................................      8,993      6,607
Interest......................................................        473        268
Other.........................................................      6,725      5,811
                                                                ---------  ---------
                                                                $  45,121  $  40,735
                                                                ---------  ---------
                                                                ---------  ---------

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                             1996       1995
                                                                           ---------  ---------
Borrowings under a $7,750 line of credit with a bank; due March 2001;
  bearing interest at 8.75%; interest payable quarterly; secured by
  stockholder loans......................................................  $   7,750  $  --

Note payable under a loan agreement with the majority stockholders; due
  October 2006; bearing interest at 10.5%; interest payable annually;
  principal payments are payable annually equal to Available Cash for
  Debt Repayment, as defined.Principal payments of $1,214 and $2,227 were
  made during 1996 and 1995, respectively................................      1,378      2,592

Borrowings under revolving lines of credit with banks; expire in 1997;
  bearing interest at rates ranging from prime plus .5% to prime plus 1%;
  total executed amounts were $2,800 and $2,700 in 1996 and 1995,
  respectively; secured by certain assets................................        514        219

Notes payable under a loan agreement with a bank; bearing interest at
  8.65%; interest and varying principal amounts are payable quarterly;
  paid in full in December 1996..........................................     --            464

Capital lease obligations primarily for furniture and equipment; with maturity dates ranging from 1997 to 2002; bearing interest at various rates ranging from 3.3% to 12% per annum in 1996 and 4.7% to 14% per annum in 1995; secured by the underlying assets and certain accounts
  receivable.............................................................      2,719      3,275

Notes payable with an affiliate; bearing interest at prime plus 1.5%
  payable quarterly; paid in full in August 1996.........................     --            515
                                                                           ---------  ---------

Total long-term debt.....................................................     12,361      7,065

Less current portion of long-term debt...................................      3,409      2,578
                                                                           ---------  ---------

                                                                           $   8,952  $   4,487
                                                                           ---------  ---------
                                                                           ---------  ---------

    The Company is subject to various covenants associated with the $7,750 line of credit such as maintenance of minimum working capital and certain key financial data as well as limitations on payment of dividends and profit sharing distributions. At December 31, 1996, the Company is in compliance with all debt covenants.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5. LONG-TERM DEBT (CONTINUED)
    Principal payments of long-term debt are as follows:

1997.....................................................................  $   3,409
1998.....................................................................      2,347
1999.....................................................................      1,808
2000.....................................................................      1,705
2001.....................................................................      2,404
Thereafter...............................................................        688
                                                                           ---------
                                                                           $  12,361
                                                                           ---------
                                                                           ---------

    Based on current rates available to the Company for debt with similar terms, there is not a significant difference between the carrying amounts of the long-term debt and their fair values.

6. NOTES PAYABLE ON REAL ESTATE HELD FOR SALE

    The Company had construction loans totaling $67,810 and $13,182 as of December 31, 1996 and 1995, respectively. The notes mature by December 31, 1997, and have interest rates ranging from prime plus 1% to LIBOR plus 2.25%. Generally, interest only is payable monthly on construction loans, with all unpaid principal and interest due at maturity. The unused commitments on construction loans total $32,849 at December 31, 1996. Principal payments of $15,746 are due on construction loans in 1997. The loans are secured by the underlying real estate. Capitalized interest in 1996 and 1995 totaled $539 and $777, respectively. At December 31, 1996, $15,426 of the $67,810 construction loans are recourse to the Company.

    Based on current rates available to the Company for debt with similar terms, there is not a significant difference between the carrying amounts of the notes payable on real estate held for sale and their fair values.

7. STOCKHOLDERS' EQUITY

    All classes of common stock hold the same voting rights, except for voting rights with respect to certain specific actions. Pursuant to the terms of the Shareholders' Agreement, the transfer of shares is restricted and the Company has options to buy back certain shares upon occurrence of a Buy-Sell Event, as defined.

    In 1996, the Shareholders' Agreement was amended to provide for a cumulative special dividend with respect to the Company's interests in certain real estate development projects. The dividends are payable annually in the amount of 2.874%, 1.608% and .3% of earnings before profit sharing, as defined, for the certain projects to Class A, Class B and Class D stockholders, respectively, and the rights to such dividends terminate upon sale of the certain projects.

    In August 1996, the Company completed a private offering of 9,634 shares Class E Common Stock pursuant to Regulation D under the Securities Act. These shares were offered to Company employees and directors at $1,529 per share. Employees elected to convert a total of $10,670 of their deferred compensation balance as payment for the stock. The Company also provided financing of $9,394 to stockholders,

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7. STOCKHOLDERS' EQUITY (CONTINUED)
which is reflected as a reduction of stockholders' equity. These stockholder loans are to be repaid at prime plus .5% interest (8.75% at December 31, 1996). Principal and interest are payable annually and notes mature in March of 2001.

    In February 1997, the Financial Accounting Standards Boards issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded. Management believes that adoption of SFAS No. 128 will not have a material effect on earnings per share.

8. INCOME TAXES

    Components of the deferred income taxes are as follows at December 31:

                                                                   1996       1995
                                                                 ---------  ---------
Assets.........................................................  $  11,675  $   9,642
Liabilities....................................................     (3,791)      (156)
                                                                 ---------  ---------
                                                                 $   7,884  $   9,486
                                                                 ---------  ---------
                                                                 ---------  ---------
Current........................................................         88        426
Noncurrent.....................................................      7,796      9,060
                                                                 ---------  ---------
                                                                 $   7,884  $   9,486
                                                                 ---------  ---------
                                                                 ---------  ---------

    The components of the net deferred tax asset is summarized below as December 31:

                                                                     1996       1995
                                                                   ---------  ---------
Deferred tax assets
  Deferred compensation..........................................  $   6,856  $   8,803
  Bad debts......................................................        313        279
  Depreciation...................................................        546         72
  Other..........................................................        332        488
                                                                   ---------  ---------
                                                                   ---------  ---------
    Total deferred tax assets....................................      8,047      9,642
Deferred tax liabilities
  Other..........................................................       (163)      (156)
                                                                   ---------  ---------
Net deferred tax asset...........................................  $   7,884  $   9,486
                                                                   ---------  ---------
                                                                   ---------  ---------

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8. INCOME TAXES (CONTINUED)
    The provision (benefit) for income taxes consists of the following for the years ended December 31:

                                                        1996       1995       1994
                                                      ---------  ---------  ---------
Current
  Federal...........................................  $   5,202  $   4,893  $   4,243
  State.............................................      1,022        940        701
                                                      ---------  ---------  ---------
                                                          6,224      5,833      4,944
Deferred federal....................................      1,602     (2,040)    (2,259)
                                                      ---------  ---------  ---------
                                                      $   7,826  $   3,793  $   2,685
                                                      ---------  ---------  ---------
                                                      ---------  ---------  ---------

    The differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rates to income before income taxes for the years ended December 31 are:

                                                           1996       1995       1994
                                                         ---------  ---------  ---------
Statutory rate applied to income become income taxes...  $   7,454  $   3,355  $   2,317
Increase in taxes resulting from non-deductible meals,
  entertainment and other..............................        372        438        368
                                                         ---------  ---------  ---------
                                                         $   7,826  $   3,793  $   2,685
                                                         ---------  ---------  ---------
                                                         ---------  ---------  ---------

9. OPERATING LEASES

    The Company has commitments under operating leases for office space and office equipment. During the years ended December 31, 1996, 1995 and 1994, rent expense for office leases of $3,037, $2,987 and $1,725, respectively, was paid to affiliates of the Company.

    Minimum future rentals under noncancelable operating lease commitments in effect at December 31, 1996, are as follows:

                                                     AFFILIATE   NONAFFILIATE   TOTAL
                                                    -----------  -----------  ---------
1997..............................................   $     274    $   3,960   $   4,234
1998..............................................         240        2,916       3,156
1999..............................................         239        1,218       1,457
2000..............................................         185          701         886
2001..............................................          62          324         386
Thereafter........................................      --              172         172
                                                    -----------  -----------  ---------
                                                     $   1,000    $   9,291   $  10,291
                                                    -----------  -----------  ---------
                                                    -----------  -----------  ---------

    Rental amounts include fixed operating expense payments but do not include increases for rate escalations.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10. EMPLOYEE BENEFIT PLANS

    The Company's employees participate in a defined contribution savings plan, which provides the opportunity for pretax contributions by employees. The Company matches 50% of the employee's contributions up to 6% of the employee's annual earnings or a maximum of $4.5 per annum. The Company's contribution expense for 1996, 1995, and 1994 was $1,741, $2,154 and $1,759, respectively.

    The Company has a profit sharing plan for key employees. Each participant has a profit sharing account that is adjusted annually for the participant's percentage of the earnings for a profit sharing unit, cash distributions, tax rate changes, and other adjustments. Distributions to participants are limited to Available Cash, as defined. Any difference between the amount expensed and the amount paid to the participants is recorded as deferred compensation. The Company's management board approved the percentage of earnings available to profit sharing participants. Such percentages were approximately 58%, 73% and 73% of earnings before profit sharing, as defined, in 1996, 1995 and 1994, respectively.

    Effective January 1, 1993, the Company initiated the All Employee Cash Profit Sharing Program whereby 3% of earnings, as defined, is paid to employees not participating in the key employee profit sharing plan. Expense related to the program was $1,205, $818 and $799 in 1996, 1995 and 1994, respectively.

11. GAIN ON DISPOSITION OF REAL ESTATE

    During 1996, the Company sold sixteen real estate projects for an aggregate sale price of $48,555, resulting in a gain on sale of $6,630. During 1995, the Company sold nine real estate projects for an aggregate sale price of $43,472, resulting in a gain on sale of $5,026. During 1994, the Company sold three real estate projects for an aggregate sale price of $20,515, resulting in a gain on sale of $4,646.

12. EXTRAORDINARY GAIN

    The Company was relieved from obligations under certain notes payable to affiliates and stockholders, resulting in a net gain of $782 in 1994.

13. ACQUISITIONS

    In November 1994, Trammell Crow Corporate Services, Inc. (TCCS), a subsidiary of the Company, and Trizec Properties Limited (Trizec) formed Primaris Corporate Services, Ltd. (Primaris), to provide infrastructure management services throughout Canada. On September 9, 1996, TCCS acquired the remaining 50% of the stock of Primaris from Trizec for $372. The acquisition was accounted for using the purchase method of accounting. The operations of Primaris are included in the Company's operations from the date of acquisition.

    During 1994, subsidiaries of the Company acquired several real estate service companies. Acquisitions generally involved the purchase of assets and management contracts, with the purchase price based on future earnings of the acquired entity and payable as earned over periods ranging from one to three years. Acquisitions have been recorded using the purchase method of accounting. Operations of the acquired companies are included in the Company's operations from the date of acquisition.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13. ACQUISITIONS (CONTINUED)
    For one of the acquisitions, the Company paid $600 in addition to the earnout, of which $150 was allocated to furniture and equipment, and the remainder was allocated to the management contracts and included in other assets. The unamortized portion of the management contracts and the furniture and equipment were written off in 1995 (see Note 15).

14. RELATED PARTY TRANSACTIONS

    In 1996, 1995 and 1994, the Company derived 9%, 11%, and 14%, respectively, of its total revenues from services provided principally to the stockholders of the Company. The fees received are comparable to those charged to unaffiliated customers.

    Under certain agreements, two significant stockholders receive royalty and consulting fees totaling approximately 12% of Earnings Before Profit Sharing, as defined. Accrued royalties and consulting fees at December 31, 1996 and 1995, are included in payables to affiliates.

    In conjunction with the issuance of stock, the Company issued tax loans to the shareholders totaling $4,734 in order for the shareholders to pay the incremental taxes related to the stock purchased. As of December 31, 1996, approximately $1,620 is outstanding and recorded as notes and other receivables. These notes bear interest at 5.9% and are due in August 1999; however, these loans may be repaid earlier based on cash available for profit sharing distributions.

15. COMMITMENTS AND CONTINGENCIES

    In connection with the purchase of the Class C Common Stock, the stockholders borrowed funds from an affiliate of the Company, as evidenced by individual Promissory Notes (the Notes). Each stockholder pledged the common stock purchased. In the event of default on a Note or a Company buyout of the stock from the stockholder as outlined in the Stockholders' Agreement, the Company is obligated to the affiliate, as outlined in a note purchase agreement, to assume the Note at the then unpaid principal amount plus accrued interest thereon. Upon assumption of a Note, the underlying common stock collateral would be transferred to the Company. In 1995, certain notes totaling $3,515 were assumed by the Company. These notes were paid in August 1996.

    A subsidiary of the Company has executed an agreement in connection with certain financial advisory services received from an affiliate of the Company, whereby annual payments ranging from $50 to $220 will be paid until December 1998.

    During 1994, the Company entered into a purchase contract to acquire a retail leasing and property management company. The contract included contingent consideration of up to $2.4 million based upon future earnings from operations, as defined. As a result of poor 1995 and projected future operating performance, the Company downsized the operating unit and estimates that no future payments will be required under the terms of the purchase contract. The seller has filed suit against the Company claiming damages of $3.0 million. The Company intends to vigorously defend this action and management believes that resolution of this matter will have no significant impact on the financial condition of the Company.

    At December 31, 1996, the Company has $9.4 million of performance and completion guarantees outstanding.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company and its subsidiaries are defendants in other lawsuits that arose in the normal course of business. In management's judgment, the ultimate liability, if any, from such legal proceedings will not have a material effect on the Company's financial position.

16. SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental cash flow information is summarized below for the three years ended December 31:

                                                                              1996       1995       1994
                                                                            ---------  ---------  ---------
Interest paid.............................................................  $   1,520  $   2,833  $   1,901
Income taxes paid.........................................................      3,288      6,320      3,523
Profit sharing distributions paid.........................................     12,021      7,722      6,654
Non-cash activities for the three years ended December 31:
    Forgiveness of debt...................................................  $  --      $  --      $     831
    Assumption of stockholder loan........................................     --            327        409
    Write-off of pursuit costs and intangibles............................     --            361        421
    Conversion of deferred compensation balances to stock.................     10,670     --         --
    Stockholder loans.....................................................      9,394     --         --

17. SUBSEQUENT EVENTS

    In April 1997, the Company declared and paid dividends totaling $8.2 million to stockholders. These dividends included a dividend to all stockholders of all stock classes of $430 per share and a special dividend of $51 per share to class A, B and D stockholders.

    In March 1997, the Company contributed real estate held for sale of $35.4 million and the related note payable to a joint venture with a third party.

    Through June 25, 1997, the Company sold seven of the real estate projects held for sale at December 31, 1996 for a total sales price of approximately $37.8 million, recognizing a net gain of $1.3 million. Related notes payable totaling $32.4 million were paid at the time of the sale.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                    ASSETS
Current assets
  Cash and cash equivalents...................................................  $  38,675
  Accounts receivable, net of allowance for doubtful accounts of $556.........     27,080
  Receivables from affiliates.................................................      1,216
  Notes and other receivables.................................................      7,697
  Deferred income taxes.......................................................         96
                                                                                ---------
    Total current assets......................................................     74,764
Real estate held for sale.....................................................     36,577
Furniture and equipment, net..................................................      5,861
Deferred income taxes.........................................................      7,475
Investments in unconsolidated subsidiaries....................................      5,936
Other assets..................................................................      9,889
                                                                                ---------
                                                                                $ 140,502
                                                                                ---------
                                                                                ---------
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable............................................................  $   5,025
  Accrued expenses............................................................     23,849
  Payables to affiliates......................................................      1,765
  Income taxes payable........................................................      1,673
  Current portion of long-term debt...........................................      4,170
  Other current liabilities...................................................        445
                                                                                ---------
    Total current liabilities.................................................     36,927
Notes payable on real estate held for sale....................................     32,551
Long-term debt, less current portion..........................................      9,415
Deferred compensation.........................................................     28,381
Other liabilities.............................................................        694
                                                                                ---------
    Total liabilities.........................................................    107,968
Minority interest.............................................................      5,378
Stockholders' equity
  Class A Common Stock; 9% cumulative; $.01 par value;
    3,366 shares authorized and issued........................................     --
  Class B Common Stock; 9% cumulative; $.01 par value;
    2,244 shares authorized and 2,088 shares issued...........................     --
  Class C Common Stock; 9% cumulative; $.01 par value;
    4,197 shares authorized and 3,896 shares issued...........................     --
  Class D Common Stock; 9% cumulative; $.01 par value;
    390 shares authorized and issued..........................................     --
  Class E Common Stock; 9% cumulative; $.01 par value;
    100,000 shares authorized and 9,634 shares issued.........................     --
  Paid-in capital.............................................................     24,084
  Retained earnings...........................................................     12,398
  Less: Stockholder loans.....................................................     (6,938)
    Treasury stock............................................................     (2,388)
                                                                                ---------
Total stockholders' equity....................................................     27,156
                                                                                ---------
                                                                                $ 140,502
                                                                                ---------
                                                                                ---------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                                         SIX MONTHS ENDED JUNE
                                                                                                  30,
                                                                                         ----------------------
                                                                                            1997        1996
                                                                                         ----------  ----------
                                                                                         (IN THOUSANDS, EXCEPT
                                                                                          SHARE AND PER SHARE
                                                                                                 DATA)
REVENUES
  Property management services.........................................................  $   43,842  $   44,498
  Brokerage services...................................................................      36,918      27,925
  Infrastructure management services...................................................      29,559      21,384
  Development and construction services................................................      12,949      10,066
  Retail services......................................................................         495         706
                                                                                         ----------  ----------
                                                                                            123,763     104,579
  Income from investments in unconsolidated subsidiaries...............................       1,226         155
  Gain on disposition of real estate...................................................       1,729       3,130
  Other income.........................................................................       3,624       2,832
                                                                                         ----------  ----------
                                                                                            130,342     110,696

COSTS AND EXPENSES
  Salaries, wages and benefits.........................................................      72,049      65,740
  Commissions..........................................................................      15,457       9,751
  General and administrative...........................................................      19,539      14,194
  Rent.................................................................................       3,538       3,795
  Depreciation and amortization........................................................       2,049       1,380
  Interest.............................................................................       1,386         798
  Royalty and consulting fees..........................................................       1,524       1,425
  Minority interest....................................................................         356         145
                                                                                         ----------  ----------
                                                                                            115,898      97,228
                                                                                         ----------  ----------
Income before profit sharing...........................................................      14,444      13,468
Profit sharing.........................................................................       7,418       6,936
                                                                                         ----------  ----------
Income before income taxes.............................................................       7,026       6,532
Income taxes...........................................................................       2,740       2,564
                                                                                         ----------  ----------
Net income.............................................................................  $    4,286  $    3,968
                                                                                         ----------  ----------
                                                                                         ----------  ----------
Earnings per share.....................................................................  $      231  $      457
                                                                                         ----------  ----------
                                                                                         ----------  ----------
Dividends paid per share (all stock classes)...........................................  $      430  $      285
Dividends paid per share (class A, B, and D only)......................................          51      --
                                                                                         ----------  ----------
                                                                                         $      481  $      285
                                                                                         ----------  ----------
                                                                                         ----------  ----------
Weighted average common shares outstanding.............................................      18,544       8,691
                                                                                         ----------  ----------
                                                                                         ----------  ----------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                               COMMON SHARES(1)
                                          --------------------------   PAID-IN    RETAINED     TREASURY     STOCKHOLDER
                                            ISSUED       TREASURY      CAPITAL    EARNINGS       STOCK         LOANS        TOTAL
                                          -----------  -------------  ---------  -----------  -----------  -------------  ---------
Balance at December 31, 1996............      19,374        --        $  24,084   $  16,312       --         $  (9,394)   $  31,002
  Net income............................      --            --           --           4,286       --            --            4,286
  Dividends.............................      --            --           --          (8,200)      --            --           (8,200)
  Purchase of Class C common stock......      --               194       --          --             (402)       --             (402)
  Purchase of Class D common stock......      --               163       --          --             (730)       --             (730)
  Purchase of Class E common stock......      --               606       --          --           (1,256)        2,456        1,200
                                          -----------          ---    ---------  -----------  -----------  -------------  ---------
Balance at June 30, 1997................      19,374           963    $  24,084   $  12,398    $  (2,388)    $  (6,938)   $  27,156
                                          -----------          ---    ---------  -----------  -----------  -------------  ---------
                                          -----------          ---    ---------  -----------  -----------  -------------  ---------

------------------------------

(1) Common stock par value rounds to less than $1.

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                            SIX MONTHS ENDED JUNE
                                                                                                     30,
                                                                                            ----------------------
                                                                                               1997        1996
                                                                                            ----------  ----------
                                                                                                (IN THOUSANDS)
OPERATING ACTIVITIES
Net income................................................................................  $    4,286  $    3,969
Adjustments to reconcile net income to net cash used in operating activities:
  Depreciation and amortization...........................................................       2,049       1,380
  Minority interest.......................................................................         356         145
  Deferred income tax provision...........................................................         313       1,133
  Income from investments in unconsolidated subsidiaries..................................      (1,226)       (155)
  Gain on disposition of real estate......................................................      (1,729)     (3,130)
  Expenditures for real estate held for sale..............................................     (38,534)    (24,332)
  Proceeds from sale of real estate.......................................................      39,272      34,781
  Proceeds from real estate notes payable.................................................      32,544      20,513
  Payments on real estate notes payable...................................................     (32,403)    (24,479)
  Changes in operating assets and liabilities:
    Accounts receivable...................................................................       4,300       1,272
    Receivables from affiliates...........................................................       1,059         320
    Notes and other assets................................................................      (4,546)        305
    Accounts payable and accrued expenses.................................................     (19,680)    (23,016)
    Payable to affiliates.................................................................      (3,884)     (2,043)
    Income taxes payable..................................................................      (1,580)        871
    Deferred compensation.................................................................       7,418       6,404
    Other liabilities.....................................................................        (289)        184
                                                                                            ----------  ----------
Net cash used in operating activities.....................................................     (12,274)     (5,878)
                                                                                            ----------  ----------
INVESTING ACTIVITIES
Expenditures for furniture and equipment..................................................      (1,245)       (570)
Acquisition of investments in unconsolidated subsidiaries.................................      (3,875)       (943)
Distributions from investments in unconsolidated subsidiaries.............................       2,996         555
Contributions from minority interest......................................................       2,632         511
Cash distributions to minority interest...................................................        (904)       (554)
                                                                                            ----------  ----------
Net cash used in investing activities.....................................................        (396)     (1,001)
                                                                                            ----------  ----------
FINANCING ACTIVITIES
Principal payments on debt................................................................      (4,224)     (1,628)
Proceeds from debt........................................................................       4,076         161
Purchase of common stock..................................................................        (730)     --
Payment of stock loans....................................................................       1,918      --
Dividends paid............................................................................      (8,200)     (2,890)
                                                                                            ----------  ----------
Net cash used in financing activities.....................................................      (7,160)     (4,357)
                                                                                            ----------  ----------
Net decrease in cash and cash equivalents.................................................     (19,830)    (11,236)
Cash and cash equivalents, beginning of period............................................      58,505      40,155
                                                                                            ----------  ----------
Cash and cash equivalents, end of period..................................................  $   38,675  $   28,919
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1997

                                  (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The consolidated interim financial statements included herein have been prepared in accordance with the requirements for interim financial statements and do not include all disclosures required under generally accepted accounting principles for complete financial statements. Reference is made to the consolidated financial statements for the year ended December 31, 1996, with respect to significant accounting and financial reporting policies as well as other pertinent information of Trammell Crow Company (the Company). In the opinion of management, all adjustments and eliminations, consisting only of recurring adjustments, necessary for a fair presentation of the financial statements for the interim periods have been made. Interim results of operations are not necessarily indicative of the results to be expected for the full year.

    The Company has experienced and expects to continue to experience quarterly variations in revenues and net income as a result of several factors, including the timing of transactions, the commencement of new contracts, revenue mix and the timing of additional selling, general and administrative expenses to support new business activities. The Company's revenues tend to be lower in the first three quarters of the year because its clients have demonstrated a tendency to close transactions toward the end of the year, which causes the Company to earn more of its revenue under transaction-oriented service contracts in the last quarter of the year. In addition, an increasing percentage of the Company's property management and infrastructure management contracts provide for incentive payments if the Company achieves certain performance targets. Such incentive payments are generally earned in the fourth quarter.

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The Company's investments in 20% to 50% owned subsidiaries in which it has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method. Accordingly, the Company's share of the earnings of these subsidiaries is included in consolidated net income. Investments in other subsidiaries are carried at cost. These unconsolidated subsidiaries primarily own real estate development projects.

USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2.  INCOME TAXES

    The provision for income taxes has been included in the accompanying financial statements based on an estimated annual effective tax rate. The differences between the provisions for income taxes and amounts computed by applying the statutory federal income tax rates to income are primarily a result of state income taxes and non-deductible meals and entertainment expenditures.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                                 JUNE 30, 1997

                                  (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

3.  REAL ESTATE HELD FOR SALE

    During the six months ended June 30, 1997, the Company sold eight real estate projects for an aggregate sales price of $39.3 million, resulting in a gain on disposition of $1.7 million. During the six months ended June 30, 1996, the Company sold eleven real estate projects for an aggregate sales price of $34.8 million, resulting in a gain on disposition of $3.1 million. The estimated costs to complete the four projects under construction at June 30, 1997, total $13.3 million.

    In March 1997, Company contributed real estate held for sale of $35.4 million and the related note payable to a joint venture with a third party.

    As of June 30, 1997, $9.8 million of the $32.6 million construction loans are recourse to the Company.

4.  STOCKHOLDERS' EQUITY

    In February 1997, the Financial Accounting Standards Boards issued a Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded. Management believes that adoption of SFAS No. 128 will not have a material effect on earnings per share.

5.  COMMITMENTS AND CONTINGENCIES

    During 1994, the Company entered into a purchase contract to acquire a retail leasing and property management company. The contract included contingent consideration of up to $2.4 million based upon future earnings from operations, as defined. As a result of poor 1995 and projected future operating performance, the Company downsized the operating unit and estimates that no future payments will be required under the terms of the purchase contract. The seller has filed suit against the Company claiming damages of $3.0 million. The Company intends to vigorously defend this action and management believes that resolution of this matter will have no significant impact on the financial condition of the Company.

    The Company has outstanding performance and completion guarantees of $24.2 million as of June 30, 1997.

    The Company and its subsidiaries are defendants in other lawsuits that arose in the normal course of business. In management's judgment, the ultimate liability, if any, from such legal proceedings will not have a material effect on the Company's financial position.

                         REPORT OF INDEPENDENT AUDITORS

Shareholder
Doppelt & Company

    We have audited the accompanying balance sheet of Doppelt & Company as of December 31, 1996, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

August 8, 1997,
  except for Note 8, as to which
  the date is August 15, 1997

                               DOPPELT & COMPANY
                                 BALANCE SHEETS

                                                                                                       DECEMBER 31,    JUNE 30,
                                                                                                           1996          1997
                                                                                                       ------------   -----------
                                                                                                                      (UNAUDITED)
ASSETS
Current assets
  Cash...............................................................................................   $   31,695    $   530,430
  Accounts receivable................................................................................    2,263,961      2,050,481
  Loans to shareholder...............................................................................      398,929        450,327
  Other current assets...............................................................................       87,960        107,122
                                                                                                       ------------   -----------
Total current assets.................................................................................    2,782,545      3,138,360

Furniture and equipment, net.........................................................................       36,580         32,281
                                                                                                       ------------   -----------
                                                                                                        $2,819,125    $ 3,170,641
                                                                                                       ------------   -----------
                                                                                                       ------------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable...................................................................................   $  306,198    $   533,096
  Accrued expenses...................................................................................      300,499      1,117,116
  Notes payable......................................................................................      175,000        --
  Deferred revenue...................................................................................       79,430        135,677
                                                                                                       ------------   -----------
Total liabilities....................................................................................      861,127      1,785,889

Shareholders' equity
  Common stock; $10 par value; 750 shares authorized and issued......................................        7,500          7,500
  Retained earnings..................................................................................    1,950,498      1,377,252
                                                                                                       ------------   -----------
Total shareholders' equity...........................................................................    1,957,998      1,384,752
                                                                                                       ------------   -----------

                                                                                                        $2,819,125    $ 3,170,641
                                                                                                       ------------   -----------
                                                                                                       ------------   -----------

                            See accompanying notes.

                               DOPPELT & COMPANY

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                                                YEAR ENDED       SIX MONTHS ENDED
                                                                                             DECEMBER 31, 1996    JUNE 30, 1997
                                                                                             -----------------   ----------------
                                                                                                                   (UNAUDITED)
REVENUES
Commissions................................................................................     $8,992,464          $3,888,731
Interest income............................................................................         35,661              22,914
                                                                                             -----------------   ----------------
                                                                                                 9,028,125           3,911,645

COSTS AND EXPENSES
Salaries, wages and benefits...............................................................      6,773,090           3,361,239
General and administrative.................................................................      1,738,305             887,561
Rent.......................................................................................        104,149              57,685
Depreciation and amortization..............................................................         30,674              13,352
                                                                                             -----------------   ----------------
                                                                                                 8,646,218           4,319,837
                                                                                             -----------------   ----------------
NET INCOME (LOSS)..........................................................................        381,907            (408,192)

Retained earnings at beginning of period...................................................      1,871,927           1,950,498
Dividends paid.............................................................................       (303,336)           (165,054)
                                                                                             -----------------   ----------------
Retained earnings at end of period.........................................................     $1,950,498          $1,377,252
                                                                                             -----------------   ----------------
                                                                                             -----------------   ----------------

                            See accompanying notes.

                               DOPPELT & COMPANY
                            STATEMENTS OF CASH FLOWS

                                                                                               YEAR ENDED       SIX MONTHS ENDED
                                                                                            DECEMBER 31, 1996     JUNE 30, 1997
                                                                                            -----------------   -----------------
                                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).........................................................................      $ 381,907           $(408,192)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
  Depreciation and amortization...........................................................         30,674              13,352
  Changes in operating assets and liabilities
    Accounts receivable...................................................................       (387,813)            213,480
    Other current assets..................................................................        (44,208)            (19,162)
    Accounts payable......................................................................         81,701             226,898
    Accrued expenses......................................................................         66,221             816,617
    Deferred revenue......................................................................         66,890              56,247
                                                                                            -----------------   -----------------
Net cash provided by operating activities.................................................        195,372             899,240

INVESTING ACTIVITY
Expenditures for furniture and equipment..................................................        (14,438)             (9,053)
                                                                                            -----------------   -----------------
Net cash used in investing activity.......................................................        (14,438)             (9,053)

FINANCING ACTIVITIES
Principal payments on debt................................................................       --                  (175,000)
Proceeds from debt........................................................................        175,000            --
Loans to shareholder......................................................................       (147,100)            (51,398)
Dividends paid............................................................................       (303,336)           (165,054)
                                                                                            -----------------   -----------------
Net cash used in financing activities.....................................................       (275,436)           (391,452)
                                                                                            -----------------   -----------------

Net (decrease) increase in cash...........................................................        (94,502)            498,735
Cash at beginning of period...............................................................        126,197              31,695
                                                                                            -----------------   -----------------

Cash at end of period.....................................................................      $  31,695           $ 530,430
                                                                                            -----------------   -----------------
                                                                                            -----------------   -----------------

                            See accompanying notes.

                               DOPPELT & COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                      DECEMBER 31, 1996 AND JUNE 30, 1997
                 (INFORMATION AS TO JUNE 30, 1997 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Doppelt & Company (the "Company") was incorporated in 1981 and made an election to become an S corporation in 1991. The Company provides tenant representation and lease disposition services, including negotiation of lease buyouts and subleasing of space, to retail companies in the United States.

INTERIM FINANCIAL STATEMENTS

    The accompanying interim financial statements are unaudited, but reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of the Company's management, necessary to present fairly the financial position as of June 30, 1997, and the results of operations and cash flows for the six months ended June 30, 1997. The results of the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the full year.

USE OF ESTIMATES

    The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

    The Company primarily recognizes commission revenue related to tenant representation services and the related expense half upon the execution of a lease and remainder upon store opening for business. However, in a few instances, the Company has entered into agreements with certain property owners, whereby the commission revenue is earned entirely at store opening or over the terms of the lease, typically 15 years. Lease disposition revenues are recognized upon execution of a contract. Revenues are stated net of co-broker expense. Co-broker expense was $1,253,549 in 1996 and $712,508 for the six months ended June 30, 1997.

FURNITURE AND EQUIPMENT

    Furniture and equipment is stated at cost. Depreciation is computed using accelerated methods over useful lives ranging from five to 10 years.

INCOME TAXES

    The Company is an S corporation for federal income tax purposes. Such taxes are the obligation of the shareholder, therefore, no provision has been made for federal income taxes in the accompanying financial statements.

CONCENTRATION OF CREDIT RISK

    The Company provides services to retail companies in the United States. The retail industry is highly competitive and the Company is dependent on the continued growth of its customers and the retail

                               DOPPELT & COMPANY

                      DECEMBER 31, 1996 AND JUNE 30, 1997
                 (INFORMATION AS TO JUNE 30, 1997 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) industry as a whole. The Company earned approximately 71% of its revenues from two customers in 1996 and 66% from the same two customers for the six months ended June 30, 1997.

SEASONALITY

    The Company has experienced quarterly variations in revenues and net income as a result of several factors, including the timing of transactions and the commencement of new leases. The Company's revenues tend to be lower in the first two quarters of the year because its clients have demonstrated a tendency to open more store locations toward the end of the year which causes the Company to earn a significant portion of its revenue in the last two quarters of the year.

2. FURNITURE AND EQUIPMENT

    Furniture and equipment consists of the following:

                                                                    DECEMBER 31,   JUNE 30,
                                                                        1996         1997
                                                                    ------------  -----------
Furniture and equipment, at cost..................................   $  271,927   $   280,980
  Less: accumulated depreciation..................................     (235,347)     (248,699)
                                                                    ------------  -----------
Furniture and equipment, net......................................   $   36,580   $    32,281
                                                                    ------------  -----------
                                                                    ------------  -----------

3. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                   DECEMBER 31,    JUNE 30,
                                                                       1996          1997
                                                                   ------------  ------------
Accrued payroll and payroll taxes................................   $  160,789   $    743,431
Consulting and financial advisory services payable...............       59,799        166,215
Other............................................................       79,911        207,470
                                                                   ------------  ------------
                                                                    $  300,499   $  1,117,116
                                                                   ------------  ------------
                                                                   ------------  ------------

    The Company is obligated to pay 5% of Net Profit, as defined, under a Consulting and Financial Advisory Agreement which expires on July 31, 1997. Total expense related to this agreement was $172,689 for 1996 and $106,416 for the six months ended June 30, 1997.

4. NOTES PAYABLE

    The Company has a $200,000 line of credit with Huntington National Bank. Borrowings under the line of credit totaled $175,000 at December 31, 1996. The line of credit is unsecured and bears interest at the Prime Rate, as defined, plus 1%. Interest expense related to borrowings was zero for 1996 and approximately $1,529 for the six months ended June 30, 1997. The borrowings of $175,000 were repaid by

                               DOPPELT & COMPANY

                      DECEMBER 31, 1996 AND JUNE 30, 1997
                 (INFORMATION AS TO JUNE 30, 1997 IS UNAUDITED)

4. NOTES PAYABLE (CONTINUED)
February 1997, and there have been no additional borrowings during the six months ended June 30, 1997. The line of credit was renewed on May 5, 1997 for an additional one-year term.

5. SHAREHOLDER LOANS

    The Company has made loans to its sole shareholder for the purpose of supporting the cash flow needs of an entity affiliated through common ownership. The loans are payable on demand and accrue interest at the prime rate. Interest income related to these loans was approximately $27,000 for 1996 and $18,000 for the six months ended June 30, 1997.

6. OPERATING LEASES

    The Company has commitments under operating leases for office space and office equipment. Minimum future rentals under noncancelable operating lease commitments in effect at December 31, 1996 are as follows:

1997..............................................................  $ 149,000
1998..............................................................    161,000
1999..............................................................    126,000
2000..............................................................    126,000
2001..............................................................    125,000
Thereafter........................................................    104,000
                                                                    ---------
                                                                    $ 791,000
                                                                    ---------
                                                                    ---------

7. RELATED PARTY TRANSACTIONS

    An affiliate of the Company provides air transportation services exclusively on the Company's behalf. Costs related to these services were approximately $130,000 and $57,000 in 1996 and the six months ended June 30, 1997, respectively. These amounts have not been paid and are included in accounts payable on the balance sheet.

8. SUBSEQUENT EVENT/PENDING TRANSACTION

    The sole shareholder of the Company entered into an Acquisition Agreement on August 15, 1997 to sell all of the Company's assets, properties and rights of every nature, other than the Excluded Assets, as defined, to an unrelated third party.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table itemizes the various expenses payable by the Company in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Commission filing fee, the NASD filing fee and the New York Stock Exchange listing fee:

Securities and Exchange Commission filing fee..............................  $  26,137
NASD filing fee............................................................      *
New York Stock Exchange listing fee........................................      *
Printing expenses..........................................................      *
Legal fees and expenses....................................................      *
Accounting fees and expenses...............................................      *
Blue Sky fees and expenses.................................................      *
Transfer agent's and registrar's fees......................................      *
Miscellaneous expenses.....................................................      *
                                                                             ---------
  Total....................................................................      *
                                                                             ---------
                                                                             ---------

------------------------

* To be filed by amendment.

14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the DGCL ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Article Twelfth of the Certificate of Incorporation of the Company provides that the Company shall indemnify its officers and directors to the maximum extent allowed by the DGCL. Pursuant to Section 145, the Company generally has the power to indemnify its present and former directors and officers against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The registrant also has the power to purchase and maintain insurance for its directors and officers. The Company maintains officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. Additionally, Article Twelfth of the Certificate of Incorporation provides that, in the event that an officer or director files suit against the registrant seeking indemnification of liabilities or expenses incurred, the burden will be on the registrant to prove that the indemnification would not be permitted under the DGCL. The preceding discussion of the registrant's Certificate of Incorporation and Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by the Certificate of Incorporation and Section 145 of the DGCL.

    The Company intends to enter into indemnification agreements with the Company's directors and officers. Pursuant to such agreements, the Company will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Company or assumed certain responsibilities at the direction of the Company.

    At present, there is no pending litigation or proceeding involving a director or officer of the Company for which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers, and by the Company of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

15.  RECENT SALES OF UNREGISTERED SECURITIES

    On August 11, 1996, the Predecessor Company granted an option to subscribe for an aggregate of 3,530 shares of Class C Stock and 9,740 shares of Class E Stock to certain employees or directors of the Company and certain participants in the Trammell Crow Company Stock Appreciation Rights Plan. Each share of Class C Stock and Class E Stock was offered at $1,525.29 per share for an aggregate offering price of $20,240,598. The offered shares were offered for cash; however, each offeree had the option to pay any portion of the purchase price for his/her offered stock through a dollar-for-dollar reduction in the balance in the offeree's deferred compensation account under the Profit Sharing Plan. The Company financed a portion of the purchase price for the shares through Purchase Notes. In addition, the Company financed certain income tax liabilities resulting from any application of deferred compensation to the purchase of the offered stock through Tax Notes. Such shares were sold without registration under the Securities Act, in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

    On August 21, 1997, the Company was incorporated in Delaware and 1,000 shares of Common Stock were issued to Crow Family for $1,000 in cash. Such shares were sold without registration under the Securities Act, in reliance on
Section 4(2) of the Securities Act.

    On August 22, 1997, TCRS acquired Doppelt and the Company issued a convertible subordinated note to Mr. Doppelt, which will be converted
immediately prior to the consummation of the Offering into       shares of
Common Stock at the initial public offering price. The note represents a portion of the consideration paid in connection with the Doppelt Acquisition. Such shares will be sold without registration under the Securities Act, in reliance on Section 4(2) of the Securities Act.

    Immediately prior to the closing of the Offering, pursuant to the terms of the Merger Agreement, the Company will issue to the shareholders of the Predecessor Company a number of shares of Common Stock representing 91.74% of the number of Post-Merger Shares Outstanding (as defined in the Prospectus). Such shares will be sold without registration under the Securities Act, in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

    Immediately prior to the closing of the Offering, the Company will issue to Crow Family a number of shares of Common Stock, representing 8.26% of the number of Post-Merger Shares Outstanding. The shares will be issued in consideration of the execution of the License Agreement. Such shares will be sold without registration under the Securities Act, in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

    (A) EXHIBITS

  1.1* Form of Underwriting Agreement

  2.1  Agreement and Plan of Merger dated August 22, 1997, among the Company, the
         Predecessor Company, TCC Merger Sub, Inc. and certain other parties thereto.

  3.1  Certificate of Incorporation of the Company

  3.2  Bylaws of the Company

  4.1* Form of certificate for shares of Common Stock of the Company

  5.1* Opinion of Vinson & Elkins L.L.P. relating to the Common Stock

 10.1  Credit Agreement dated August 18, 1997, among the Company, Bankers Trust
         Company and the lenders listed therein

 10.2  Form of License Agreement among the Company, Crow Family Partnership L.P.
         and certain other signatories thereto

 10.3  Indemnification Agreement between the Company and George L. Lippe

 10.4  Company's 1997 Stock Option Plan

 10.5  Company's Long-Term Incentive Plan

 10.6  Company's Profit Sharing Plan

 10.7  Acquisition Agreement dated August 15, 1997, among the Company, TCRS,
         Doppelt and Jeffrey J. Doppelt

 10.8 Subordinated Promissory Note dated August 22, 1997, between the Company and Doppelt

 10.9  Stockholders' Agreement dated August 22, 1997, among TCRS, the Company,
         Doppelt and Jeffrey J. Doppelt

 10.10 Form of Stockholders' Agreement among the Company, Crow Family Partnership
         L.P., J. McDonald Williams and certain other signatories thereto

 21.1  Subsidiaries of the Company

 23.1  Consent of Ernst & Young LLP

 23.2* Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1)

 24.1  Power of Attorney (included on signature pages of this Registration
         Statement)

------------------------

*   To be filed by amendment.

    (B) SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE

    Report of Independent Auditors

    Schedule III--Real Estate Investments and Accumulated Depreciation--Trammell Crow Company, a Texas close corporation (Predecessor Company).

    All other schedules have been intentionally omitted because they are either not required or the information has been included in the Notes to the Consolidated Financial Statements included as part of this Registration Statement.

17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The undersigned registrant hereby further undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 3rd day of September, 1997.

                                TRAMMELL CROW COMPANY

                                By:             /s/ GEORGE L. LIPPE
                                     -----------------------------------------
                                                  George L. Lippe
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George L. Lippe, Asuka Nakahara and William P. Leiser and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including pre- and post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President and Chief
     /s/ GEORGE L. LIPPE          Executive Officer
------------------------------    (Principal Executive       September 3, 1997
       George L. Lippe            Officer); Director

                                Executive Vice President
      /s/ ASUKA NAKAHARA          and Chief Financial
------------------------------    Officer (Principal         September 3, 1997
        Asuka Nakahara            Financial Officer)

    /s/ WILLIAM P. LEISER       Executive Vice President
------------------------------    and Treasurer (Principal   September 3, 1997
      William P. Leiser           Accounting Officer)

      /s/ HARLAN R. CROW
------------------------------  Director                     September 3, 1997
        Harlan R. Crow

   /s/ J. MCDONALD WILLIAMS
------------------------------  Director                     September 3, 1997
     J. McDonald Williams

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Trammell Crow Company

    We have audited the consolidated financial statements of Trammell Crow Company (a Texas close corporation) and Subsidiaries as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated June 25, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                    ERNST & YOUNG LLP

Dallas, Texas
June 25, 1997

                             TRAMMELL CROW COMPANY
      SCHEDULE III -- REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                  INITIAL COST                                  BALANCE
                                                 ----------------------------------------------     COSTS      ---------
                                                                  BUILDINGS       FURNITURE,      SUBSEQUENT
                                    RELATED                          AND          FIXTURES &          TO
         DESCRIPTION             ENCUMBRANCES        LAND       IMPROVEMENTS       EQUIPMENT     ACQUISITION     LAND
------------------------------  ---------------  ------------  ---------------  ---------------  ------------  ---------
RETAIL
Salinas-Salinas, CA...........   $   2,638       $     972        $  --            $  --          $    1,901   $     972
Oxnard-Oxnard, CA.............       2,842           1,413           --               --               2,010       1,413
Torrance-Torrance, CA.........       1,401            --  (A)        --               --               1,623      --
Cleveland-Cleveland, OH.......       1,208             618           --               --                 619         618
Flagstaff-Flagstaff, AZ.......       1,525             452           --               --               1,465         452
Mobil-Laguna Niguel, CA.......        --               842              211           --                             842
Dry-Wadsworth-Arvada, CO......        --               473              495           --                  74         473

INDUSTRIAL
Bolingbrook-Bolingbrook, IL...       4,249           1,406           --               --               5,052       1,406
Andover-Andover, MA...........                         291           --               --                             291
Wood Dale-Chicago, IL.........       5,141           4,034              301           --               1,119       4,034

OFFICE/INDUSTRIAL
Texas Instruments-Austin, TX..      35,400          14,250           21,150           --                          14,250

OFFICE
TC High Ridge-Fairfax, VA.....      11,523           1,884            5,819           --               2,648       1,884
                                ---------------  ------------  ---------------         -----     ------------  ---------
  Total.......................   $  65,927(C)    $  26,635        $  27,976        $  --          $   16,511   $  26,635
                                ---------------  ------------  ---------------         -----     ------------  ---------
                                ---------------  ------------  ---------------         -----     ------------  ---------


                                   BUILDINGS       FURNITURE,
                                      AND          FIXTURES &                        DATE OF           DATE        DEPRECIABLE

         DESCRIPTION             IMPROVEMENTS       EQUIPMENT        TOTAL        CONSTRUCTION       ACQUIRED       LIVES(D)

------------------------------  ---------------  ---------------  ------------  -----------------  -------------  -------------

RETAIL
Salinas-Salinas, CA...........     $   1,901        $  --         $   2,873              1996             1996
Oxnard-Oxnard, CA.............         2,010           --             3,423              1996             1996
Torrance-Torrance, CA.........         1,623           --             1,623              1996             1996
Cleveland-Cleveland, OH.......           619           --             1,237              1996             1996
Flagstaff-Flagstaff, AZ.......         1,465           --             1,917              1996             1996
Mobil-Laguna Niguel, CA.......           211           --             1,053               n/a             1996
Dry-Wadsworth-Arvada, CO......           569           --             1,042              1995             1995
INDUSTRIAL
Bolingbrook-Bolingbrook, IL...         5,052           --             6,458              1996             1995
Andover-Andover, MA...........        --               --               291               n/a             1995
Wood Dale-Chicago, IL.........         1,420           --             5,454              1996             1996
OFFICE/INDUSTRIAL
Texas Instruments-Austin, TX..        21,150           --            35,400              1976             1996
OFFICE
TC High Ridge-Fairfax, VA.....         8,467           --            10,351              1996             1996
                                ---------------         -----     ------------
  Total.......................     $  44,487        $  --         $  71,122(B)
                                ---------------         -----     ------------
                                ---------------         -----     ------------

------------------------

(A) Property is subject to a ground lease.

(B) The aggregate cost for Federal income tax purposes is approximately $71 million.

(C) Does not include $1.8 million note related to a property sold in 1996. The loan was subsequently repaid on January 18, 1997.

(D) All real estate investments have been held for sale since acquisition and are therefore not depreciated.

                             TRAMMELL CROW COMPANY
 NOTES TO SCHEDULE III -- REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION

    Changes in real estate investments and accumulated depreciation for the three years ended December 31, 1996 are as follows (in thousands):

                                                                                   1996        1995        1994
                                                                                ----------  ----------  ----------
Real estate investments:
  Balance at beginning of year................................................  $   20,274  $   20,215  $        0
    Additions and improvements................................................      92,975      38,549      36,083
    Sales and transfers.......................................................     (42,127)    (38,490)    (15,868)
                                                                                ----------  ----------  ----------
  Balance at end of year......................................................  $   71,122  $   20,274  $   20,215
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                               INDEX TO EXHIBITS

  1.1* Form of Underwriting Agreement

  2.1  Agreement and Plan of Merger dated August 22, 1997, among the Company, the
         Predecessor Company, TCC Merger Sub, Inc. and certain other parties thereto.

  3.1  Certificate of Incorporation of the Company

  3.2  Bylaws of the Company

  4.1* Form of certificate for shares of Common Stock of the Company

  5.1* Opinion of Vinson & Elkins L.L.P. relating to the Common Stock

 10.1  Credit Agreement dated August 18, 1997, among the Company, Bankers Trust
         Company and the lenders listed therein

 10.2  Form of License Agreement among the Company, Crow Family Partnership L.P.
         and certain other signatories thereto

 10.3  Indemnification Agreement between the Company and George L. Lippe

 10.4  Company's 1997 Stock Option Plan

 10.5  Company's Long-Term Incentive Plan

 10.6  Company's Profit Sharing Plan

 10.7  Acquisition Agreement dated August 15, 1997, among the Company, TCRS,
         Doppelt and Jeffrey J. Doppelt

 10.8 Subordinated Promissory Note dated August 22, 1997, between the Company and Doppelt

 10.9  Stockholders' Agreement dated August 22, 1997, among TCRS, the Company,
         Doppelt and Jeffrey J. Doppelt

 10.10 Form of Stockholders' Agreement among the Company, Crow Family Partnership
         L.P., J. McDonald Williams and certain other signatories thereto

 21.1  Subsidiaries of the Company

 23.1  Consent of Ernst & Young LLP

 23.2* Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1)

 24.1  Power of Attorney (included on signature pages of this Registration
         Statement)

------------------------

* To be filed by amendment.